34-4360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02010711

FORM 1-A (Amendment 1 2) 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

FENRIR INDUSTRIES, INC.

A Connecticut Corporation

located at

737 Canal Street, Building 35A, 2nd Floor
Stamford, Connecticut 06902
(203) 977-0671

FEB 7 2002

agent for service:

Robert L. Muller, Jr., President
Fenrir Industries, Inc.
737 Canal Street, Building 35A, 2nd Floor
Stamford, Connecticut 06902
(203) 977-0671

Primary Standard Industrial Classification Code Number(s):

3999, 5961, 8299

Secondary Standard Industrial Classification Code Number(s):

8711, 5099, 2399,
7372, 7374, 3448

PROCESSED
FEB 13 2002
THOMSON
FINANCIAL

I.R.S. Employer Identification Number:

06-1416816

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Robert L. Muller, Jr.
737 Canal Street, Building 35A, 2nd Floor Stamford, CT 06902
James E. Kunz
15 Roundtable Road Saratoga Springs, NY 12866
The Right Rev. Michael A. Mann
The Cottage - Lower End Farm Eastington, Northleach
Gloucester, ENGLAND GL54 3PN
Maj. General Andrew L. Watson
4 Hogarth Way Hampton, Middlesex ENGLAND TW12 2EL
Clifford P. Williams
1 Rockefeller Plaza, Suite 2229 New York, NY 10020

(b) the issuer's officers;

Robert L. Muller, Jr., President & CEO
737 Canal Street, Building 35A, 2nd Floor Stamford, CT 06902
Elizabeth B. Muller, Vice President, Administration & CFO (acting)
737 Canal Street, Building 35A, 2nd Floor Stamford, CT 06902

(c) the issuer's general partners;

Not Applicable. The issuer is a Subchapter C stock corporation.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Jean S. Muller	**(28.60%)**
737 Canal Street, Building 35A, 2nd Floor Stamford, CT 06902	
Robert L. Muller, Jr.	**(14.75%)**
737 Canal Street, Building 35A, 2nd Floor Stamford, CT 06902	
Fernando A. Lacayo, Sr.	**(8.94%)**
2467 Rossmoor Drive Upper St. Claire, PA 15241	
Katherine M. Lacayo	**(8.94%)**
2467 Rossmoor Drive Upper St. Claire, PA 15241	
Elizabeth B. Muller	**(8.94%)**
737 Canal Street, Building 35A, 2nd Floor Stamford, CT 06902	
Clifford P. Williams	**(5.67%)**
1 Rockefeller Plaza, Suite 2229 New York, NY 10020	

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Fernando A. Lacayo, Sr., above, also votes the following shares for his three sons:

Fernando A. Lacayo, Jr. Trustee Account	**(1.79%)**
(Fernando A. Lacayo, Sr., Trustee)	
2467 Rossmoor Drive Upper St. Claire, PA 15241	
Nicholas W. Lacayo Trustee Account	**(1.79%)**
(Fernando A. Lacayo, Sr., Trustee)	
2467 Rossmoor Drive Upper St. Claire, PA 15241	
Robert L. Lacayo Trustee Account	**(1.79%)**
(Fernando A. Lacayo, Sr., Trustee)	
2467 Rossmoor Drive Upper St. Claire, PA 15241	

Robert L. Muller, Jr., above, also votes the following shares for his daughter:

Sarah E. Muller Trustee Account (4.47%)
(Robert L. Muller, Jr., Trustee)
737 Canal Street, Building 35A, 2nd Floor
Stamford, CT 06902

Clifford P. Williams, above, also votes the following shares for his personal pension plan:

Clifford P. Williams, D.M.D. Pension Plan (2.43%)
(Clifford P. Williams, Trustee/Owner)
1 Rockefeller Plaza, Suite 2229 New York, NY 10020

(f) promoters of the issuer;

Robert L. Muller, Jr.
737 Canal Street, Building 35A, 2nd Floor Stamford, CT 06902

(g) affiliates of the issuer;

Robert L. Muller, Jr.
737 Canal Street, Building 35A, 2nd Floor Stamford, CT 06902
Elizabeth B. Muller
737 Canal Street, Building 35A, 2nd Floor Stamford, CT 06902
James E. Kunz
15 Roundtable Road Saratoga Springs, NY 12866
The Right Rev. Michael A. Mann
The Cottage - Lower End Farm Eastington, Northleach
Gloucester, ENGLAND GL54 3PN
Maj. General Andrew L. Watson
4 Hogarth Way Hampton, Middlesex ENGLAND TW12 2EL
Clifford P. Williams
1 Rockefeller Plaza, Suite 2229 New York, NY 10020
Jean S. Muller
737 Canal Street, Building 35A, 2nd Floor Stamford, CT 06902
Fernando A. Lacayo, Sr.
2467 Rossmoor Drive Upper St. Claire, PA 15241

(h) counsel to the issuer with respect to the proposed offering;

John J. Kelly, Esq.
P.O. Box 3385
Danbury, CT 06813

(1) each underwriter with respect to the proposed offering;

Not Applicable. There is no underwriter involved in this offering.

(j) the underwriter's directors;

Not Applicable. There is no underwriter involved in this offering.

(k) the underwriter's officers;

Not Applicable. There is no underwriter involved in this offering.

(1) the underwriter's general partners; and

Not Applicable. There is no underwriter involved in this offering.

(m) counsel to the underwriter.

Not Applicable. There is no underwriter involved in this offering.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Not Applicable. To the best of the Company's knowledge, no person involved in this placement or Company are subject to or involved in any disqualifying issues described under Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable. To the best of the Company's knowledge, no person involved in this placement or Company are subject to or involved in any disqualifying issues described under Rule 262.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Not Applicable. None of the offering involves the resale of any of the Company's securities.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. No underwriter, dealers or salespersons are involved with this offering.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The Company intends to offer the securities of the offering directly via the Company's web site at http://www.fenrir.com. Please refer to question 24 under Plan of Distribution in the Offering Circular for details.

Current Jurisdictions planned for this offering are:

California	**Georgia**	**Montana**	**Wisconsin**
Colorado	**Illinois**	**Nevada**	**Wyoming**
Connecticut	**Kentucky**	**New York**	
Delaware	**Maine**	**West Virginia**	

(although this filing may be amended at a later date to include further jurisdictions.)

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Not Applicable. No such sales transpired within the one year period preceding the date of this amended filing.

(2) the title and amount of securities issued;

Not Applicable. No such sales transpired within the one year period preceding the date of this amended filing.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Not Applicable. No such sales transpired within the one year period preceding the date of this amended filing.

(4) the names and identities of the persons to whom the securities were issued.

Not Applicable. No such sales transpired within the one year period preceding the date of this amended filing.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) though (4) of paragraph (a).

Not Applicable. No such sales transpired.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption

Not Applicable. No such sales transpired within the one year period preceding the date of this amended filing.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering

Not Applicable. No such other or present offerings are contemplated or open.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Due to the nature of the Company's business in police equipment, and the inherent need to protect the Company's reputation (and shareholder investment) via involvement with undesirable criminal elements, the Company has always sold its stock restricted with a right of first refusal by the Company in any proposed transfer or sale of stock. This right of first refusal does not limit the actual sale nor the sale price, only to whom the stock may be sold. The terms are outlined in the Subscription Booklet (attached as Exhibit 3 to the Offering Circular). This right of first refusal also functions as a protection to shareholders from hostile takeovers. Any proposed sales also carries the requirement for selling shareholder(s) to provide an opinion of counsel as to the legality of any transfer. Furthermore, a portion of the common stock currently held by existing shareholders is subject to provisions under SEC Rule 144. Lastly, all stock, although freely tradable under Rule 144 or Regulation A, is restricted in resale by the lack of any public market for the shares.

(2) To stabilize the market for any of the securities to be offered;

Not Applicable. No such arrangement exists.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not Applicable. No such arrangement exists.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable. No underwriter is involved in this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. No expert so named or involved in this offering has or has had a material interest in the issuer or affiliates, etc., or has been employed on a contingent basis.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such document under Rule 254 has been used prior to this filing.

FENRIR INDUSTRIES, INC.

COMMON STOCK OFFERING

1,000,000 Shares at $5.00 per share

Minimum Purchase 200 Shares

Total proceeds:	$ 5,000,000 (if maximum sold)	$ 1,000 (if minimum sold)

(For use of proceeds and offerings expenses, see Question Nos. 9 and 10)

Is a commissioned selling agent selling the securities in this offering? .... [ ] Yes **[x] No**
If yes, what percent is commission of price to public? .... Not applicable %
Is there other compensation to selling agent(s)? .... [ ] Yes **[x] No**
Is there a finder's fee or similar payment to any person? **(See Question No. 22)** .. [ ] Yes **[x] No**
Is there an escrow of proceeds until minimum is obtained? **(See Question No. 26)** [ ] Yes **[x] No**
Is this offering limited to members of a special group, such as employees of the Company or individuals? **(See Question No. 25)** ...... [ ] Yes **[x] No**
Is transfer of the securities restricted? **(See Question No. 25)** .... **[x] Yes** [ ] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT IN ITS ENTIRETY. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[x] Is in the development stage.
[x] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify): ____________
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*	*State*	*State File No.*	*Effective Date*
California	309-2800	pending	Maine	2-4656	pending
Colorado	EX2002-22-056	pending SEC	Montana	47248	pending SEC
Connecticut	1016917	pending	Nevada	R01-142	pending SEC
Delaware	32683	pending SEC	New York	tbd	pending SEC
Georgia	SC-44219	pending SEC	West Virginia	I-43246	pending CT
Illinois	D0102273	pending	Wisconsin	419562-02	pending
Kentucky	42133	pending SEC	Wyoming	22224	pending

The date of this Offering Circular is January 25, 2002

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

	Page
THE COMPANY	1
RISK FACTORS	2
BUSINESS AND PROPERTIES	8
OFFERING PRICE FACTORS	27
USE OF PROCEEDS	28
CAPITALIZATION	34
DESCRIPTION OF SECURITIES	35
PLAN OF DISTRIBUTION	37
DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS	39
OFFICERS AND KEY PERSONNEL OF THE COMPANY	40
DIRECTORS OF THE COMPANY	46
PRINCIPAL STOCKHOLDERS	48
MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION	51
LITIGATION	53
FEDERAL TAX ASPECTS	53
MISCELLANEOUS FACTORS	54
FINANCIAL STATEMENTS	54
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS	87
EXHIBITS	90
INDEX TO EXHIBITS:	91
Exhibit 1: Certificate of Incorporation	92
Exhibit 2: By-Laws	100
Exhibit 3: Subscription Book	114
Exhibit 4: Material Contracts	123
Exhibit 5: Consent to Inclusion of Accountant's Review Report	140
Exhibit 6: Opinion of Counsel	143
Exhibit 7: Sales Materials	145
Exhibit 8: Consent to Service	152
Exhibit 9: Appropriate Resolutions (U2s)	154
Exhibit 10: Specimen of Security	171
Exhibit 11: Use of Proceeds	174
Exhibit 12: Product Marketing Literature	176

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with financial statements and other attachments, consists of a total of 190 pages.

THE COMPANY

1. Exact corporate name: **Fenrir Industries, Inc.** (the "Company")

State and date of incorporation: **Connecticut, September 1, 1992**

Street address of principal office: **737 Canal Street, Building 35A, 2nd Floor**
Stamford, Connecticut 06902

(mailing:) **Post Office Box 2027**
Stamford, Connecticut 06906-0027

Company Telephone Number: **(203) 977-0671**

Fiscal Year: **December** (month) **31st** (day)

Person(s) to contact at Company with respect to offering: **Robert L. Muller, Jr.**

Telephone Number (if different from above): **Not applicable**

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative. (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provided an adequate return).

THE SHARES OFFERED PURSUANT TO THIS OFFERING CIRCULAR INVOLVE A HIGH DEGREE OF RISK AND ARE SUITABLE ONLY FOR PERSONS OF SUBSTANTIAL FINANCIAL MEANS WHO HAVE NO NEED FOR LIQUIDITY IN THEIR INVESTMENT OR AN IMMEDIATE RETURN ON THEIR INVESTMENT AND CAN AFFORD TO ABSORB A TOTAL LOSS OF THEIR INVESTMENT. PROSPECTIVE SUBSCRIBERS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED HEREIN RELATING TO THE COMPANY, ITS BUSINESS AND FINANCIAL CONDITION AND THIS OFFERING BEFORE PURCHASING ANY SHARES.

(1) Limited Operating History **The Company was incorporated on September 1, 1992 and has had a limited experience in operating as a manufacturer. There can be no assurance that the Company will be able to profitably structure such an operation in the future.**

(2) Losses **The Company was incorporated on September 1, 1992 and has incurred losses in each of its historical years. As of December 31, 2001, the Company has accumulated net losses totaling $822, 592. To date, the Company's net operating losses have been funded by sales to date of $96,966, additional paid in capital to date of $226,654, and a continuing commitment by the Company's largest shareholder, Jean S. Muller, to fund shortfalls through advances and loans amounting to $335,921 (amount not inclusive of interest accrued on principal.) There can be no assurance that these losses can be made up or that the Company will operate profitably in the future. Nor can there be any assurances that Jean Muller will be able to continue her financial support indefinitely.**

(3) Qualified Report of Independent Accountants **"Going Concern." The Company's independent accountants have qualified their report on the Company's consolidated financial statements for the years ending December 31, 1999 and December 31, 2000, and the report for the six month period ending June 30, 2001, which indicates there is substantial doubt about the Company's ability to continue as a going concern due to the Company's need to generate cash from operations and obtain additional financing. See"Management's Discussion and Analysis of Certain Relevant Factors" and "Report of Independent Accountants" in the Company's financial statements.**

(4) Possible Delayed Revenues **The development of any enterprise frequently involves unforeseen difficulties resulting in unforeseen delays in obtaining revenues. The Company may have to devote more effort than planned before it achieves profitability. There can be no assurance the Company will be able to accomplish its intended milestones in the intended time-frame, if at all, and become profitable per its intended schedule, if at all.**

(5) Unanticipated Expenses **The Company may incur expenses that are unexpected or in excess of those projected to the point of not being able to accomplish all the milestones necessary to achieve profitability. There can be no assurance the Company will be able to accomplish all its intended milestones for the amounts projected, and become profitable, if at all.**

(6) Inadequate Finances **Inadequate financing as a result of revenues or response to this offering could have an adverse effect on the Company by not enabling the implementation of the milestones intended to achieve profitability. Similarly, inadequate financing to support better-than-expected growth could also have an adverse effect on the Company by drawing resources away from milestones in support of other requirements such as production needs drawing from marketing budgets. There can be no assurance that the Company will be able to obtain the financing necessary to successfully implement those plans and obtain adequate financing to properly support the growth and success of the Company in such a manner as to achieve profitability.**

(7) Loans In 1994, the Company entered into a loan arrangement with its late Chairman, Robert L. Muller, Sr., that were collateralized by the manufacturing rights to all the Company's products. Upon his death, these obligations passed to his widow, Jean S. Muller, along with his shares in the Company. She remains the single largest shareholding to date and continues to agree to defer repayment on these notes until such time the Company is able to afford repayment. However, these notes continue to earn the agreed upon interest and she continues to hold the collateral. No assurance can be made that she will continue to defer payment and not exercise her collateralization rights until such time as the principle and accrued interest to date has been paid on these notes.

(8) Control by Existing Shareholders As a group, the Muller family presently holds a 79.7% of the Company's common stock. Similarly, as a group, the Company's officers and directors currently holds 40.9% of the Company's common stock. After the offering, assuming maximum placement, the Company's current shareholders will beneficially own 35.9% of the Company's common stock. The Muller family will beneficially own 28.7%, and the Company's officers and directors will beneficially own 14.4% of the Company's common stock. Although these shareholders may or may not agree on any particular issue that is subject to a vote of the shareholders, these shareholder blocks might have significant influence over all matters requiring approval by the shareholders of the Company, including the election of the Company's Board of Directors.

(9) Non-Registration in Certain Jurisdictions The Shares purchased in the offering will be freely tradable under the federal securities laws. However, the Shares will be registered in only a limited number of states and may not be sold or otherwise transferred to persons who are residents of any state in which the Shares have not been registered unless they are subsequently registered or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer.

Following the completion of the offering, the Company will still be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934. Additionally, purchasers of shares in the company will have no right to require registration under the act in the future.

As such, no assurance can be made that the investor will be able to sell his shares at any time after his purchase under offering.

(10) Future Offerings; Added Dilution The Company may issue stock again in future public offerings, which would also have significant additional dilutive effects.

(11) Minimum Offering Amount The minimum offering amount of 200 shares ($1,000) which must be sold in this offering is not a significant amount. All proceeds from subscription funds will be immediately employed by the Company as planned. There can be no assurance that a significant amount of shares offered will actually be sold. The initial funds raised do not directly benefit the net worth of the Company.

(12) Escrow No escrow account has been established and all proceeds from subscription funds will be immediately employed by the Company as planned. There can be no assurance that a significant amount of shares offered will actually be sold. Nor can there be any assurance that enough shares of this offering shall be sold to result in proceeds adequate to accomplish any or all of the intended milestones necessary to achieve profitability. No assurance can be made that the offering proceeds will be adequate to achieve profitability.

(13) Irrevocability of Subscriptions All subscriptions are irrevocable after 72 hours. Once the recission period of 72 hours has elapsed, the Company has no obligation to refund subscription funds and investors may end up holding their entire investment illiquid for an extended period of time.

(14) No Underwriter Involved; "Best Efforts" Offering The Company is selling its stock directly to the public and has had no experience in selling securities on the scale of this offering in the past. There are no underwriters or broker-dealers involved. There can be no assurance that the Company will be successful in selling any or all of its own stock to the public and obtain proceeds necessary to achieve its milestones and profitability.

(15) Arbitrary Determination of Purchase Price The offering price of the shares has been arbitrarily determined by the Company and does not bear any relationship to book value, assets, earnings, or any other accepted criterion of value. The offering price should not be regarded as an indication of any future market price of the securities offered hereby. Each prospective investor should make an independent evaluation of the fairness of such price.

(16) Dilution The offering price is in excess of book value and purchasers will suffer immediate dilution in the net tangible book value per share of their common stock offered hereby from the offering price of $5.00 per share. Such dilution in net tangible book value will be $2.18 per share if all the Shares offered are sold. This is a dilution of 43.5% in net tangible book value per share. If only a nominal (5% - 10%) amount of securities are sold, then dilution in net tangible book value per share will be $5.57 (111.4% at 5% sold) to $5.15 (102.9% at 10% sold).

(17) Discretion in Application of Proceeds A substantial portion of the proceeds of this offering will be applied to working capital of the Company. These expenditures are largely non-capital in nature, and may be of little value to the investor if the Company is unsuccessful. Additionally, the Company's management will have complete discretion with regard to these expenditures. Furthermore, if fewer than all of the Shares are sold, and there is no assurance that all Shares will be sold, the cash available for working capital will be diminished and the availability of the Company to achieve its objectives may be adversely affected thereby.

(18) Lack of Public Market Although the Shares purchased in the offering will be freely tradable under the federal securities laws, no public trading market for the common stock has existed prior to this offering, nor is expected to exist after the offering.

Following the completion of the offering, the Company will still be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934. Additionally, purchasers of shares in the company will have no right to require registration under the act in the future. No assurance can be made that the investor will be able to sell his shares at any time after his purchase under this offering.

(19) Negative Shareholder's Equity The Company was incorporated on September 1, 1992 and of has increased shareholder's deficit in each of its historical years. As of December 31, 2001, the Company has an accumulated shareholders' deficit of $595,882. There can be no assurance that this deficit can be reversed or that the Company will operate profitably in the future.

(20) No Cumulative Voting There is no cumulative voting for the election of directors of the Company. The owners of less than a majority of the common stock outstanding may not be able to elect any directors.

(21) Possible Volatility of Stock Price If a market does develop, there can be no assurance that it will be maintained or that the market price of the Company's securities will not decline below the initial public offering price. The trading price of the securities is likely to be subject to significant fluctuations.

(22) Shares Eligible For Future Sale & Rule 144 The 559,400 shares of common stock currently outstanding (as of December 31, 2001) were offered and sold by the Company in private transactions in reliance upon an exemption from registration under the Securities Act. Accordingly, all of such shares are "restricted securities" as defined by Securities and Exchange Commission Rule 144 ("Rule 144").

Of the current 559,400 shares outstanding, 559,400 shares (100%) qualify for resale under Rule 144 (except as may be required for certain "control stock.") Sales of stock under Rule 144 may have a depressive effect on the price of the common stock in any trading markets that may develop for the Company's stock.

No prediction can be made as to the effect, if any, that future sales of the above described outstanding common stock, or the availability of such common stock for sale, will have on the market price prevailing from time to time. Sales of substantial amounts of such common stock in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market price.

(23) Forward-looking Statement This Offering Circular contains forward-looking statements within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this Offering Circular, including the statements under "Business and Properties," "Management

Discussion and Analysis" and elsewhere in this Offering Circular regarding our strategy, future operations, financial position, projected costs, projected revenues, prospects, plans and objectives of management, are forward-looking statements. When used in this Offering Circular, in other filings by us with the SEC, in our press releases or other public or stockholder communications, or in oral statements made with the approval of our executive officers, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements", although not all forward-looking statements contain such identifying words.

We caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made, are based on certain assumptions and expectations which may or may not be valid or actually occur, and which involve various risks and uncertainties. We disclose important factors that could cause our actual results to differ materially from our expectations under the caption "Risk Factors", "Management Discussion and Analysis" and throughout this Offering Circular, including but not limited to those reflecting our history of losses, working capital deficit, need for additional funds to execute our business plan, risk of product demand, market acceptance, competitive products and pricing, difficulties in product development, commercialization and technology, protection of our intellectual property rights and other risks. In addition, sales and other revenues may not commence as anticipated due to delays from our distribution and licensing partners or otherwise. If and when product sales commence, sales may not reach the levels anticipated. As a result, our actual results for future periods could differ materially from those anticipated or projected.

Unless otherwise required by applicable law, we do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

(24) Government Regulation Generally, police equipment sales are governed by standard Uniform Commercial Code provisions. However, other sales, such as military sales can be governed by a lengthy and complex set of regulations that are costly to understand and costly to comply with. Such costs of compliance could require the Company to add significant overhead expenses across all product lines which may result in an inability to sell the commercial products at a reasonable price, or necessitate the suspension of sales of some products, the creation of a separate corporate entity or an overall sale of the affected product line; each of which could result in lower revenues. Although not presently under such regulations, there can be no assurances that one or more jurisdictions adopt regulations in the future that prove too costly to comply. In that event, the Company may find itself having to increase prices in accordance with the increased cost to such a level as to not be able to compete or profitably continue in business.

(25) Patents and Intellectual Property Rights Certain information and knowledge developed and used in the design and manufacture of its products are regarded as proprietary by the Company. The Company relies on a combination of trade secret and other intellectual property law including patent and trademark law. Such protection, however, may not preclude competitors from developing products similar to the Company's products. In addition, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent, as do the laws of the United States.

Existing patents are only U.S. Patents and the Company has only explored patent protection outside of the United States. Although the Company continues to evaluate and implement protective measures, there can be no assurance that these efforts will be successful or that third parties will not assert intellectual property infringement claims against the Company. No such claims or litigation related to any such matter are currently pending against the Company. However, there can be no assurance that any such claim will not be initiated, that the Company would prevail in any such litigation seeking damages or an injunction against the sale of the Company's products, or that the Company would be able to obtain any necessary licenses on reasonable terms or at all.

(26) Licensing The Company intends to enter into patent assignment agreements with the inventors of record of its products. Presently these inventors of record are Robert L. Muller, Jr. and his sister, Elizabeth B. Muller who holds the patent on the Tactical Team Door Shield. As each of these individuals are shareholders and officers of the Company, and each are expressedly interested in entering into such agreements concurrent with the execution of separate employment contracts, no assignment or agreement is presently in existence on any of the Company's products. Although these

agreements will be negotiated under the auspices of the planned Compensation Sub-Committee of the Company's Board of Directors, no such sub-committee presently exists and no assurance can be given that any such agreement will be eventually consummated or that the Company will hold patent rights to its products.

(27) Competition While the Company manufactures proprietary law enforcement and public safety products and to its knowledge has little direct competition selling the same equipment, the Company faces stiff competition from well-entrenched and well-established competitive products within the markets that the Company's products will serve. Some competitors have substantially more business and marketing resources than the Company. Therefore, there can be no assurance that the Company will operate profitably within this competitive environment. Please see the response to Question 3(c) for more detail of the Company's competition.

(28) New Technology Uncertainties; Market Acceptance Uncertain The products and technology being developed by the Company and which the Company intends to market are not established in the marketplace and may not be accepted by consumers. Fenrir has limited product exposure in the law enforcement and public safety markets; market skepticism about new products in general can create significant obstacles for the Company. As a result of these new technology and market factors, no assurance can be made about the efficacy of the Company's technology, marketplace acceptance and whether or not the Company's technology will be successful in making the Company profitable and viable.

(29) Dependence upon Current Management The Company is dependent upon the management services of Robert L. Muller, Jr., the Company's President. To the extent that Mr. Muller's services would become unavailable to the Company, the Company would greatly suffer. There is no assurance that the Company would be able to employ qualified persons to replace Mr. Muller. The Company does not currently have any employment contract with Mr. Muller.

(30) Conflicts of Interest The officers and directors of the Company will have an inherent conflict of interest in approving matters relating to the compensation of the executives of the Company and similar matters which may result in decisions in conflict with the complete best interest of the shareholders.

(31) Dependence on Certain Suppliers The Company is dependent upon certain suppliers, either for raw material or finished product that the Company distributes (in the case of the Interbore gun locks, the hard armor shields and the hard cases.) Although in some cases alternate sources for these products exist, they do not in other cases. The Company intends to enter into discussions with these suppliers to guarantee availability, but no such agreements exist to date. In the event that such materials or finished product ceases to be available from these suppliers, and alternate sources not be found in a timely manner, there is a risk that the Company will not be able to produce or sell the affected product, in which case the Company's ability to become profitable may be delayed or eliminated.

(32) Manufacturing Although the Company initially intends to subcontract manufacture its products, it does intend to bring such manufacturing internal to the Company when conditions warrant. Regardless of manufacturing source, the Company has not yet commercially mass-produced or, in some case, even manufactured some of its intended products. No assurance can be given, therefore, that the Company would be able to mass-produce existing product or manufacture any product under development successfully or in a cost effective manner.

(33) Litigation; Product Liability The products the Company manufactures and markets carry an inherent risk of liability and associated tort litigation. There can be no assurance that product liability claims will not be asserted against the Company and the Company fully expects to be named in actions arising from a variety of incidents. Although few, if any, are expected to be of any merit (due to the nature of law enforcement and its use of the Company's products), the Company intends to maintain sufficient product liability insurance to protect both itself, its Directors, Officers and Shareholders to counter this probability. However, product liability insurance generally is expensive to the extent that it is available at all. The Company currently has product liability insurance coverage on most of its products (with the exception of the Interbore Gun Lock and the In-Forcer Ram) and reasonably expects this coverage to be able to be extended over future products. Furthermore, the Company has been told that coverage can be purchased for those products not covered, but the current production level does not support the minimum premium required by the insurer. Although the

Company will seek to maintain product liability insurance if and when its products are commercialized, there can be no assurance that adequate insurance coverage will continue to be or even be available at acceptable costs, if at all, or that a product liability claim would not adversely affect the business or financial condition of the Company.

(34) Dependence on Third Parties The Company's strategy for commercialization of certain of its products contemplates that it will enter into various arrangements with distributors, vendors, licensors, licensees, sublicenses, joint venturers and others not under the Company's immediate control. There can be no assurance that any or all of these parties will perform as required or intended and such failure on their part could result in unanticipated delays or additional costs or lost sales or that the Company will generate any revenues from any such agreement.

(35) Limitation on Director Liability Connecticut statutes limit a Director's liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the extent of the Director's compensation. Currently, the Company's Directors are all uncompensated. In the event of a maximum placement from this offering, the Company plans to remunerate its Directors with a small stipend that may not be adequate in recovering any loss resulting from a breach of their fiduciary duty or negligence. Although the Company intends to obtain Directors and Officers insurance to protect shareholders, no such policy is currently in effect. This may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of the Company against a director.

(36) No Dividends in Foreseeable Future The Company has never paid dividends and does not anticipate paying dividends in the foreseeable future.

(37) Foreign Sales and Operations The Company expects that an unquantifiable portion of its revenue will be derived from foreign sources. International sales and operations are subject to inherent risks, including but not limited to difficulties and delays in obtaining pricing approvals, reimbursement, regulatory requirements, tariffs, political instability, staffing and managing foreign operations, longer payment cycles, accounts receivable collection, adverse tax consequences, currency exchange rates, price controls, and restrictions on the conversion or repatriation of foreign currencies. In addition, some foreign countries may have regulations unknown to the Company at this time which may result additional costs or prices significantly below those that would prevail in a free market. There can be no assurance that these factors will not have an adverse impact on the Company's future international sales and operations and, consequently, on the Company's operating results.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

FENRIR INDUSTRIES INC. designs, develops, manufactures, internationally markets and sells proprietary products to the law enforcement, firefighting, public safety and military markets.

Currently focused on state-of-the-art forced entry tools for drug enforcement, hostage rescue and SWAT functions within law enforcement, the Company is developing several additional products involved in officer safety, training and forensics.

"Forced entry" in law enforcement and public safety is the removal of a barrier, be it window, wall or door using explosives, impact or other methodology without regard to the wishes, intent or desire of the person or entity who erected, constructed or owned the barrier, or the level of damage inflicted to the barrier in order to remove the barrier and gain entry or access.

Existing Fenrir products include the In-Forcer Ballistic Ram System, a battering ram[(1)] utilizing a fully-contained explosive charge to safely boost opening force by over 20 tons; the In-ERT Entry Rams, an improved version of the industry standard commercial battering ram; the Tactical Team Door Shield (TTDS), a self-adhering ballistic shield[(2)] affording protection for officers while ramming a door; the Practice Door, a training device that mimics the resistances and challenges of a doorway; the Forced Entry Training Trailer, a mobile system for officers to train forced entry on incorporating the Practice Door; the Stressing Lever and Stressing Wedge, two items that can be used alone or in conjunction with other entry tools to open doorways; and the Ram Target and Ram Gauge designed to improve the ramming technique of an individual entry team officer. Fenrir also provides numerous accessories for these items including several interchangeable heads for the In-Forcer, storage cases and bags, and other "web" gear[(3)].

Fenrir also has plans to eventually become a "One-Stop Shop" for police equipment by becoming distributor and dealer for other products used by the markets Fenrir serves. The goal is to become dealer for everything, but the implementation of this will start small. Currently, Fenrir is the dealer/distributor for two such items, it's hard armor shields and the Interbore Gun Lock.[(4)] These two items are the proprietary products of other companies with whom Fenrir has entered into informal agreements to market their products alongside our own. As Fenrir's core product base and sales grow and strengthen, the Company will seek to obtain marketing and sales/distribution rights to other such outside products until such time as the Company has the one-stop-shop reputation.

A complete listing and description of all products presently being sold are:

<u>PRODUCTS</u>

<u>Entry Products</u>

***<u>In-Forcer Ballistic Ram System</u>*:**

The Company's founding product; the first product ready for production and marketing. The *In-Forcer* concept is that of a powered battering ram whose design centers around a series of flexible configuration ram units that utilize a contained explosive charge to boost door opening force and provide tremendous power in removing entry barriers. All units have mufflers to quiet the explosion and recoilless mechanisms to absorb kickback incorporated into their design. The head accessories for each model provide a multi-use configuration in a single unit to assure immediate entry in any situation, including outward opening and car doors. All *In-Forcers* come with backpacking systems as standard equipment to facilitate ease of hauling. Current models are:

<u>The In-Forcer</u> **- 47 pounds in weight and 30 inches in length. Utilizes a.45 caliber Winchester Magnum shell to over 40,000 pounds of impact force.**

---

(1) A battering ram is a device swung at a barrier like a large hammer by one man or more and, as such, beats the barrier open.

(2) Ballistic shields are devices that are used to provide protection from bullets.

(3) Web gear is a collective term used for items such as belts, bandoliers, holsters, suspenders, etc.

(4) The Interbore Gun Lock is a unique, patented gun safety device that locks into the gun's chamber - the same area that a bullet must be in order for the weapon to fire. By locking this location, instead of the trigger, safety, barrel or magazine area, the Interbore is the only gun lock that can make safe a loaded weapon.

Options for the *In-Forcer* include:

Interchangeable Heads: (Available in steel, aluminum, titanium or nylon.)

Blunt
Bullet
Square Plate

Ammunition
Extra-Long Backpack Straps
Maintenance Tool Set
Stainless Steel Backpack Buckles
Alternate Grip Colors
Alternate Backpack Strap Colors
Alternate Finishes

In-ERT Ram:
The *In-ERT Rams* are unpowered (i.e., inert) battering rams developed and introduced to meet the needs of the low-end market and to improve upon the design of the leading commercially available inert ram - the B-Safe Ram-It. The *In-ERT* ram design corrects the design flaws of the Ram-Its by replacing the concrete core with a steel core, increasing the thickness of the plastic case and eliminating the epoxy end caps all for a lesser price. Current models are:

The In-ERT Pony - 22-pounds, 21-inch long, one handle.
The 1-Man In-ERT - 35-pound, 31-inch, two handles.
The 2-Man In-ERT - 50-pound, 41-inch long, two handles.

Options for the *In-ERTs* include:
Alternate Rope Handles

Stressing Lever -
A pry bar used to flex and in some cases fully open doors and other barriers. Its proprietary design places the user in a unique location not normally required by the operators of other entry tools allows the Stressing Lever to also be used in conjunction with other tools, such as other pry bars or battering rams or other pry bars like the haligan tool below. The lever can also be used as a window rake.

Options for the *Stressing Lever* include:
Alternate Grip Colors
Alternate Handles - (Wood, graphite, fiberglass, steel, hollow or solid.)
Alternate Colors

Blocking Wedge
Similar in function with the *Stressing Lever*, except designed for use at the bottom of the door. It also prevents re-closing of the door should the door rebound shut. Available in steel, aluminum, titanium or nylon.

Entry Sledges
Many department use sledge hammers to effect entry. The Fenrir *Entry Sledge* has a durable non-slip, non-reflective and non-conductive coating applied to make it unique.

Safety Products

Tactical Team Door Shield (TTDS)
Any thing standing in front of a door with an armed gunman behind it is exposed to gunfire. The *TTDS* deploys by being adhered to the door, doorframe or wall using a adhesive/velcro combination that has been likened to a "Post-It Note™ on steroids" or an optional Powered Attachment Device that drives spikes through the shield's mounting grommets and into the door. The shield has been certified to the same level as the soft armor vests currently worn by tactical teams (National Institute of Justice 0108.01 Standard, Level IIIA equivalent; i.e., protection from all handgun rounds), and stays mounted even while taking fire. It also does not incur any damage while being struck by the ram or entry tool.

Options for the *TTDS* include:
Adhesive Strips
Alternative Outer Carriers
Alternative Departmental Identifiers

Hard Armor Shields and Ballistic Bunkers
Fenrir has teamed with a major manufacturer of laminated composite materials for manufacture and market the industry standard hard-armor ballistic shielding. This arrangement will provide the market with the sole competitor to the only other manufacturer in the field.

Options for the *Hard Armor Shields and Bunkers* include:

Size
Flat or Curved Profile
Viewports
Lights
Taser Strips
Alternative Departmental Identifiers

Gun Locks
Fenrir was approached by the designer and manufacturer of the only gun lock in the world that can guarantee a safe, yet loaded, weapon. The *Interbore Gun Lock* by Birotech is unique in the fact that it is the only gun lock that locks the weapon at the weapon's chamber (not trigger, magazine, seer pin or barrel). This fact means that no round can ever be placed between the firing pin and barrel, the only position at which a round can ever be fired. Interbore has subsequently licensed the product to Franzen Security Products, but Fenrir still holds its distributorship.

Training Products

Practice Door
A durable training tool for the entry team to strike time after time, non-destructively practicing forced entry techniques.

Practice Trailer
A training tool that adds a mobile wall, platform and doorframe to the Practice Door above. Practice Trailers range in size from a car-towed model expandable to 18'x20' to a tractor trailer model expandable to a two-story 42'x54' fully-armored training facility rivaling even fixed-in-place shoot houses.

Test Gauge
A "ring-the-bell" type gauge/training tool for the rammer, supplements the *Practice Door* and helps identify the best team member for the position of rammer.

Target
An indestructible fixed object capable of being rapidly and repeatedly struck in order to train the psycho-motor skills of the rammer. Also can be used as a mount for the *Test Gauge*.

Miscellaneous/other Products

Bandoliers
To carry ammunition, either for the *In-Forcer* head or weaponry, on the *In-Forcers*' bodies or heads, or on the officers' wrists or belts.

Slings
An industry standard to assist in the carrying of equipment. Fenrir supplies identical items at less cost.

Carrying Bags
Soft-sided cloth bags for easier transportation of equipment.

Hard-Sided Storage Cases
Hard-sided trunks for storage, protection and/or transportation of equipment. Similar to the *Soft-sided Bags* above.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Fenrir is already in production and limited marketing of all products listed in question 3(a) above, and operates much like any manufacturing company utilizing a mixture of in-house and outside manufacturing depending on product, capacity, capability and costs. The Company's products have all been designed with this in mind, and each has several areas that lend themselves to outside or inside manufacture. No special capabilities, precautions or hazardous considerations are required to produce any item and all fall within generally practiced manufacturing practices.

Most items currently produced are assembled by Fenrir in-house while sub-components and piece parts are either bought from or manufactured by numerous outside vendors. The exception to this rule are the sewn items such as the Tactical Team Door Shield which has several piece parts and sub-components made by Fenrir in-house while the final assembly is completed at a sewing house subcontractor.

The Company has several product in various stages of development which are listed at the end of this section. The Company expects to rapidly complete most of the planned product upgrades and ready several of the new products for sale within 3-6 months after this offering.

Future Fenrir products include entry tools such as jamb spreaders(5), pry bars, hydraulic entry tools, window rakes(6), sledges, etc; other safety tools including folding ballistic shields, sniper protection systems, victim recovery equipment, safety barriers, fire safety equipment, security systems, and a unique soft armor capable of protecting against high power rifle fire now only stoppable by hard armor, steel or ceramics; other training equipment including fixed and large, mobile shoot houses(7); and other miscellaneous products such as cooling garments, video equipment, Mirandizing(8) equipment, booking(9) equipment, and a unique new finger- and palmprint computer technology designed specifically to track crime scene prints against a large database of both full, known prints from booking records and partial, unknown prints from crime scenes.

Fenrir also intends to commence a full scale service segment of its business which will include a professional training division, a custom product design function, a product support/service function, and an on-line police products market data function. While most of these elements are planned for a much later date, the training function is one area that will commence relatively soon after completion of this offering.

Fenrir also has plans to eventually become a "One-Stop Shop" for police equipment by becoming distributor and dealer for other products used by the markets Fenrir serves. The goal is to become dealer for everything, but the implementation of this will start small. Currently, Fenrir is the dealer/distributor for two such items, it's hard armor shields and the Interbore Gun Lock.(10) These two items are the proprietary products of other companies with whom Fenrir has entered into informal agreements to market their products alongside our own. As Fenrir's core product base and sales grow and strengthen, the Company will seek to obtain marketing and sales/distribution rights to other such outside products until such time as the Company has the one-stop-shop reputation.

As new Fenrir products are developed, and as existing products are manufactured, the mix of inside and outside manufacture is constantly reviewed and optimized, and will continue to be as is normal practice in the manufacturing industry.

Development costs for all new products and services planned in the first year are estimated to be $2.2MM and are broken out by category as indicated in the table below:

---

(5) Jamb spreaders are hydraulic or mechanical (i.e., ratchets) devices placed across doorways and apply their force to push the two sides of the doorway apart, thereby removing the locking bolts from their seats and opening the door.

(6) Window rakes are used to break out the glass and mullions from windows and clear away the subsequent broken glass shards.

(7) Shoot houses are where police can train forced entry and other policing techniques using live ammunition firearms.

(8) "Mirandizing" is the act or reading or informing arrestees of their rights granted under the Supreme Court's "Miranda" decision.

(9) "Booking" is the process involved in recording the arrestee's information such as name, address, photograph, fingerprints, etc.

(10) The Interbore Gun Lock is a unique, patented gun safety device that locks into the gun's chamber - the same area that a bullet must be in order for the weapon to fire. By locking this location, instead of the trigger, safety, barrel or magazine area, the Interbore is the only gun lock that can make safe a loaded weapon.

CATEGORY	COST	
ALL DEVELOPMENT	$2,189,200	
ENTRY PRODUCTS	$86,400	($41,500 - Mil-Forcer, $44,900 - All other entry)
SAFETY PRODUCTS	$166,500	($45,000 - Soft Shields, $60,000 - Level III Soft Armor)
TRAINING PRODUCTS	$0	
OTHER PRODUCTS	$161,300	($129,250 - iAFIS)
SERVICES	$1,775,000	($1,395,000 - Training)

In order to conserve resources, the Company has budgeted a maximum of $375,000 (7.5% of the maximum placement amount) to pay the first year costs of all new and upgraded Entry, Safety and Other products planned for development. In this way, the offering will result in the Company having a full catalog of police equipment ready to sell by the end of year one. The development costs of all Services planned and the Mil-Forcer (the Mil-Forcer is a military item and not intended for police use) are expected to be paid out of cash flow as the financial conditions of the Company warrant.

The Company's products are designed to maximize the use of off-the-shelf parts and materials. However, in two cases, necessity dictated a diversion from that policy. The ballistic material used in the *TTDS* is the only material the Company found that was able to withstand repeated impact by the rams and other mechanical breaching tools without suffering a degradation in ballistic performance. The material is only available through Honeywell. While Honeywell is a substantial company, Fenrir's use of the material may not warrant continued production if overall market needs or Honeywell's business philosophies change. If they cease making it, it is unclear if a suitable replacement could be found. In that case, it may be necessary for Fenrir to either discontinue production of the TTDS or incur the expense of creating its own manufacturing line, which may include royalty payments to Honeywell for their "shield technology" patent used in GoldFlex. Secondly, the barrel in the *In-Forcer*s is made from a material made by Teledyne AllVac. Although a second source does exist for this material, and the material is used elsewhere in industry (including by NASA), it is an exotic material that may not be available in the future. In that case, suitable replacements might be found, but it is unknown at what cost if they were. Conversely, the material is not under any patent, and could be made by any of the many, capable steel mills in the United States or overseas. In that case, Fenrir could order a full production run of the material at most any time. However, such a "mill run" would run in the order of tons. In that case, Fenrir would incur substantial up front and storage costs for such a large amount of material. No other such critical source materials are used. However, the Company plans to add to its product line both future products of its own design as well as products of other manufacturers it plans to distribute. Currently, the Company is distributing hard shields from another manufacturer and gun locks made by Interbore (recently purchased by Franzen Security Products). Although the technology and materials to produce these products is widely available, it is currently outside the Company's plans to become a manufacturer of them itself. Should either of these suppliers, or future such suppliers decide to stop producing or in some way alter their product, the Company may find itself in a similar situation described above on the materials it uses in its own products. Here again, the worst case is that the affected product becomes unavailable to offer for sale.

The Company is developing several accessories/options/upgrades to its existing products as well as numerous new products. Currently planned are:

NOTE: In the descriptions below, the following terms are generic but fully described below:

"In development": Design concept complete, detailed design or prototype in work. Not ready for production.

"Production ready": Design and development complete, ready for manufacturing/sale. No inventory.

PRODUCTS

ENTRY PRODUCTS

In-Forcer Ballistic Ram System:

The In-Forcer SA - production ready

An upgrade of the *In-Forcer* utilizing a semi-automatic chambering system to replace the *In-Forcer*'s current single shot .45 ability with a 15-shot 12-gauge capacity, with a resulting increase of force output to 106,000 pounds.

The In-Forcer SAII - in development

Incorporates plastic into several components of the *In-Forcer SA* that naturally lend themselves to a polymer construction resulting in lower weight.

The In-Forcer Lite - production ready

An economic version designed to address a mid-market need between effective but expensive powered rams and inexpensive but ineffective homemade[11] rams currently used by law enforcement. The unit's design accommodates one- or two-man use through a unique handle design and adjustable 25- to 80-pound weight and retains the various head capabilities of other *In-Forcers* but, to save cost, opening force is ability is available as an option.

The Mil-Forcer (Military Forced-Charge Entry Ram System) - in development

An adapted version of the *In-Forcer* for military use.[12]

Options for the *In-Forcers* include:

Interchangeable Heads: (Available in steel, aluminum, titanium or nylon.)

- *Chisel Wedge - production ready*
- *Fork - production ready*
- *Punch - production ready*
- *Witch's Cap - production ready*
- *Quarter Turn - production ready*
- *Fan Plate - in development*
- *Cabled Gaff Hook*[13] *- in development*
- *Split Witch's Cap - in development*

Alternate Weights (25, 35, 45, 60, 80 lbs) - production ready (In-Forcer Lite only.)

Head Bandoliers - production ready

In-ERT Ram:

Options for the *In-ERTs* include:

Alternate Heads:

Cast in:

- *Bullet - production ready*
- *Point - production ready*
- *Square Plate - production ready*

Attachment:

- *Blunt - production ready*
- *Bullet - production ready*
- *Point - production ready*
- *Pry Bar - in development*
- *Square Plate - production ready*

Alternate Weights - production ready

Alternate Grip Colors - production ready

Alternate Colors - production ready

---

(11) "Homemade" rams are units designed and manufactured by the police officer himself, usually in conjunction with local municipal water departments or local welders, which are not much more than welded pieces of pipe filled with cement, water, sand or air.

(12) The Company considers the mission plan, operational details, and unit/head configuration classifiable under DOD security guidelines.

(13) The Cabled Gaff Hook does not carry a charge.

Stressing Lever - *in production*

Options for the *Stressing Lever* include:

Alternate Heads:

Hook End:

- *Axe* - *production ready*
- *Adz* - *production ready*
- *Pick* - *production ready*
- *Sledge* - *production ready*

Handle End:

- *Axe* - *production ready*
- *Adz* - *production ready*
- *Pick* - *production ready*
- *Sledge* - *production ready*
- *Stirrup Handle* - *production ready*

Haligan Tool - *production ready*
The standard pry used by firemen worldwide. A 3/4 by 60 inch metal bar supporting a fork on one end and a 90 degree foot with a pointed prong positioned normal (i.e., 90 degree) to both the bar and foot. Fenrir supplies an identical item provided by several other equipment outlets but at less cost.

Super Pry Bar - *production ready*
A law enforcement adaptation to the haligan tool; shorter, wider, more massive. Fenrir supplies an identical item provided by several other equipment outlets but at less cost.

Duck Breaker - *production ready*
Another standard entry tool for law enforcement comprised of a short, 20 inch bar with a gas main "key" on one end and a large ramp like head on the other which is used in concert with a sledge hammer to break open padlock hasps. Fenrir supplies an identical item provided by several other equipment outlets but at less cost.

Dual Pry - *production ready*
A miniature 12 to 18 inch version of the Super Pry bar above. Fenrir supplies an identical item provided by several other equipment outlets but at less cost.

Jamb Spreader - *in development*
Jamb spreaders utilize a hydraulic or ratchet mechanisms to apply force across a doorway to spread the jamb and remove the lock's bolt from the catch plate.

Window Rake - *in development*
Window Rakes are used to bust out window glass and mullions, then clear out the jagged shards of glass left in the frame in order to achieve window entries. Fenrir's Window Rake is unique in that it has the ability to remove lexan plastic window panes like those found on city buses and the steel mullions found in factory windows.

Door Jack - *in development*
A door jack is similar in concept to a jamb spreader, but instead applies its force between the jamb and door instead of jamb-to-jamb across the doorway.

SAFETY PRODUCTS

Tactical Team Door Shield (TTDS) - *in production*

Options for the *TTDS* include:

- *Powered Attachment Device* - *in development*
- *Folding, Wheeled Self-Standing Frame* - *in development*

Folding Soft Armor Personal Shields - *in development*
An adaptation of its *TTDS* above and the hard armor shielding below creates a lightweight hybrid hard/soft armor shield that can fold for easy storage.

Options for the *Folding Soft Armor Shields* include:

- *Size* - *in development*
- *Flat or Curved Profile* - *in development*
- *Viewports* - *in development*
- *Lights* - *in development*
- *Taser Strips* - *in development*
- *Folding, Wheeled Self-Standing Frame* - *in development*
- *Alternative Outer Carriers* - *production ready*
- *Alternative Departmental Identifiers* - *production ready*

Level III Soft Armor - in development
Presently, to stop any high-powered rifle round, armor must employ thick, heavy and rigid steel, hard armor or ceramic plate. No soft, wearable and flexible soft fabric armor such as Kevlar can stop the NIJ Level III qualifying round [14], the .308 cal/7.62mm high velocity rifle round. Nor can it stop the .223 cal/5.62mm round.
Yet, Mr. Muller has combined a unique blend of off-the-shelf materials that has captured these difficult rounds. Testing and refinement to optimize this *soft* armor is underway.
This armor, if perfected as expected, will open up not only the entire police/personal armor market by reducing the size and weight of every level of body armor protection, but also the massive military flak jacket market as well.

Gun Locks - in production
Fenrir was approached by the designer and manufacturer of the only gun lock in the world that can guarantee a safe, yet loaded, weapon. The *Interbore Gun Lock* by Birotech is unique in the fact that it is the only gun lock that locks the weapon at the weapon's chamber (not trigger, magazine, seer pin or barrel). This fact means that no round can ever be placed between the firing pin and barrel, the only position at which a round can ever be fired. Interbore has subsequently licensed the product to Franzen Security Products, but Fenrir still holds its distributorship.

FireSack Sling - in development
This item, currently being prototyped, is designed to free up the hands of a fireman while rescuing infants, small children and animals.

Rebreather - in development
The number one complaint of firefighters is the bulkiness and short duration of the airpacks on their back. Yet rebreather technology has been available in the SCUBA and military communities for years. Fenrir is presently adapting this lightweight but expensive technology for firefighting.

Phalanx - in development
A mobile, portable sniper protection booth.

Laser Security - in development
A flexible, portable and multi-zonable security system using lasers.

Highway Screen - in development
A lightweight and flexible screen for responders traffic accidents to set up on scene to prevent "rubber-neckers."

Portable Safety Door - in development
A temporary yet secure replacement door to re-secure a doorway once an entry raid is over.

TRAINING PRODUCTS

In-Place Shoot Houses - in production
The Company's expertise in creating, in effect, mobile shoot house has a natural transition to in-place facilities.

MISCELLANEOUS/OTHER PRODUCTS

Bandoliers - production ready
To carry ammunition, either for the *In-Forcer* head or weaponry, on the *In-Forcers*' bodies or heads, or on the officers' wrists or belts.

Entry Kit Backpack - in development
Departments currently carry several items such as the *Haligan tool, Super Pry Bar, Duck Breaker, Dual Pry* and *Entry Sledge* to the breaching site separately. This item is a backpack designed to securely carry all of these items yet still afford easy and rapid access to each.

(14) Although a company named Instant Armor has purportedly developed and certified an armor employing a fish-scale like construction of smaller metal plates that meets the Level III requirement.

Armored School Backpack - in development
A bullet resistant backpack incorporating the same technology, materials and protection as police body armor into a trendy backpack for school children, executives, etc.

Evaporative Garments - in development
Clothing made from a type of material designed to wick moisture away from the body towards a larger evaporative surface area results in clothing that also draws heat away from under uniforms and body armor.

Audible Miranda - in development
Voice chip technology within a wafer-style electronic card with pre-recorded, multi-lingual versions of the Supreme Court-mandated Miranda Warnings and Waivers. The value to the officer is the ability to be freed up for suspect searches while the tape is playing court-approved warnings to the suspect in his native language.

Chest Mounted Police Video - in development
Fenrir has been approached by a major electronics manufacturer to license and complete the development of a small real-time audio and video camera into application as a chest (or gun sight) mounted police video, akin to dash mounted video popular in motor vehicle stops and cinema verite programming.

Investigator's Automated Fingerprint Identification System (iAFIS) Software - in development
Current AFIS rely on outdated methodologies incorporated into state-of-the-art computers. The results are high cost, limited usability systems. By incorporating a state-of-the-art method into low-end hardware, fingerprints move from the realm of forensic confirmation to investigative tool. Such a system would be able to identify suspects and crime patterns from latent prints obtained at crime scenes as well as identify the aliases, record and outstanding warrants of suspects in custody, the latter being all the current multi-billion dollar FBI system is capable of. The *iAFIS* system being developed can do all this, but requires the programming talent in order to develop it.

AFIS Hardware - in development
With Fenrir's *iAFIS Software* in widespread use, fingerprint collection can move forward into this century with a series of new Fenrir collection hardware.

Fingerprint Pad - in development
Current fingerprint collection during booking is not able to collect vital and complete fingerprint information. A new technique is enabled simply by replacing the tableau used in the booking process with the one under development.

Fenrir has plans to add to these product areas as the market and resources allows. Areas such as body armor and weaponry are obvious choices when the Company gets its "On-Line One-Stop Shop Catalog" in place as described below.

SERVICES

Customized Designs - awaiting order/contract
The Company intends to keep an engineering staff available to design solutions to unique or innovative fortifications. While Fenrir offers its "*Custom Design Service*" as a rapid response to these singular situations, the service effectively becomes Fenrir's research arm. Should a *Custom Design* have an adequate market, it will be incorporated into the Company's "standard" product line. *Custom Designs* can be in any area: heads, units, cases, accessories, or other equipment.

Logistic Support - awaiting order/contract
A long-term purchase order, similar to a maintenance contract with usage monitoring included, under which Fenrir tracks and performs the field support requirements for the customer's units, sending timely notifications of the need for cleaning, maintenance and overhaul of the contracting department's unit(s) along with replacement ammunition, parts and supplies as required.

Tactics Training ***- awaiting order/contract***
Group and Individual Training **as desired by customer departments or officers. Fenrir plans to utilize former police personnel[15] on a per-job commission basis to develop and conduct each training session.**
Fenrir currently plans to hold such training at the customer's site using Company equipment such as the *Forced Entry Training Trailer*, with associated costs being borne in the training fees.
Eventually, the Company envisions this profit center to dramatically expand into 21 mobile teams traveling throughout North and Central America and the creation of two, bi-coastal state-of-the-art training centers complete with *Fixed Shoot Houses*, classrooms, faculty and laboratories.

iAFIS Database Set ups, Searches and Subscriptions ***- in plan***
A major part of the *iAFIS* set up effort will be transforming the hundreds of thousands of hard copy paper or electronic 10-print forms in any given department's records system into the electronic format required by *iAFIS*. Fenrir intends to offer as a service to accommodate this task rapidly and inexpensively for the *iAFIS* purchaser with specialized high speed equipment designed specifically for the task that would otherwise be too costly for the individual *iAFIS* customer to purchase.
As part of the *iAFIS* systems, Fenrir plans to pay departments (via cash or Company credit) for each fingerprint they submit to us for inclusion in our master database. That database will then be parceled out into logical divisions based on cities, regions, metropolitan statistical areas (MSAs), counties, states, regions, nations or other such geographical delineations and resold as periodical subscription updates to our subscribers for use in their Fenrir *iAFIS* system described above. Fenrir will also perform searches on an individual basis against its database, or portion thereof as paid for by the customer, for those customers who wish to search for a print beyond the limits of their current, in-house AFIS or *iAFIS* system.

On-Line Catalog ***- in plan***
Fenrir has identified software and related distribution structures that will enable the Company to develop a catalog encompassing the entirety of police equipment, provided it has achieved the critical mass required to sign appropriate distributor agreements with other law enforcement/public safety equipment manufacturers, and thereby become the one place for public safety to shop for its equipment needs.

On-Line Market Data ***- in plan***
Companies in the law enforcement and government sales market are lacking a very important element of market research data that should otherwise be readily available, yet isn't. Consumer marketers routinely rely on market demographic data so precise as to accurately profile a potential customer just by knowing age, gender and zip code. Of course, databases such as A.C. Nielsen and R.L. Polk abound with even more specific demographic data. But none exists on government buying preferences. Yet such information is very easy to obtain using the Freedom of Information Act and requesting copies of any U.S. government entity's budget at the federal, state or local level. This can be a mountain of indecipherable information for any single one entity or department, but computing power is currently at such a level at present as to make the task much easier were the information obtained in or entered into electronic form. Fenrir plans to create such a database for its own use while selling access to it other marketers in the field.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variations in products or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes that it can effectively compete with these and other companies in its area of competition.

---

(15) Several candidates have been identified to develop and run this service.

Fenrir's products are internationally marketable to any federal, state or local agency tasked with law enforcement, public safety, or emergency response agencies, as well as bail enforcement, corrections, demolition, executive protection, and military intelligence and operational entities.[16]

Focusing solely on the domestic law enforcement area for the purpose of this response, in the most recent data available from the U.S. Department of Justice's Bureau of Justice Statistics, of the $129,793,452,000 spent in 1997 on criminal justice in the U.S., $57,753,530,000 was spent on policing. This amount was up 8.95% from the year earlier (1996), which itself was an increase of 8.97% from 1995. The average annual increase each year over the last 15 years was 7.70%.[17]

In 1997, 63.7%, or $36,786,905.722 of the policing expenditure was spent on payroll.[18] Further, payroll's percentage of overall expenditures has been decreasing, down from over 70% of expenditures in 1995. Subtracting payroll from the total, slightly less than $21 billion dollars was spent each year in the U.S. on policing equipment and operations. One leading industry trade magazine, Law and Order, estimates over $5,000,000 per year is spent on police equipment in the U.S. This number is approximate to estimates from other sources, such as the International Association of Chiefs of Police.

And the trend is continued increased funding, especially in the areas of equipment and training. The 1995 Omnibus Crime Bill signed by then President Clinton provided significant funding for increased manpower. Community Oriented Policing or "police on the beat" has been the thrust of this legislation and the mainstay of the current trend in policing. The concept is to put more cops with a friendly face onto the streets to directly interact with law abiding citizens and thereby to obtain increased cooperation and results. However, the bill also included a program entitled "COPS-MORE" in which equipment could be funded based on justification that demonstrated how the equipment would result in placing more cops on direct community patrol. Grant requests establishing the link between a piece of equipment and a savings of man-power or man-hours that could theoretically be transferred to increased street patrol or community efforts are readily approved and funded. The U.S. Department of Justice's "COPS-MORE" program office estimates 15% of the 100,000 new "cops" placed on patrol as a result of the 1996 law weren't new hires at all, but veteran cops freed up by new technology and new equipment.

This trend is continuing. Better training and better equipment has proven to result in more efficient policing: less time investigating by better information, less time in court by higher quality, less disputable evidence collections and analyses, etc.[19]

Another unique market trait is the lack of correlation to economic trends. The market grows regardless of good or bad economic times or even the rise or fall of crime rates. In good economic times, there's more tax revenue and ergo more tax monies to be spent on policing.[20] In bad economic times, crime increases.[21] When the crime rate is rising, police clamor for more resources. When crime decreases, police cite increased budgets as a major factor. And no politician ever takes a stand against law and order with the expectation of staying in office.

This growing market is served by over 1,000 small, single-product-oriented businesses [22] and a handful of larger companies whose products overlap into law enforcement.

Larger companies include Ford and General Motors for vehicles; Honeywell and Dupont for ballistic materials; Glock, Winchester, Ruger, Smith & Wesson, Heckler & Koch, etc. for weapons; Motorola for radios. A few of these companies have also branched into training services designed for the use of their equipment. These are, for the most part, large public companies whose law enforcement revenues are small in comparison to their overall business. Due to their non-law enforcement revenues, they have significant market strengths and capabilities. Fortunately, Fenrir is not currently in direct competition with any of them. However, once Fenrir introduces its Level III

(16) Fenrir has sold products to agencies such as the FBI, DEA, DoD (Army), British Special Air Service (SAS), Israeli Mossad, and several local U.S. police and fire departments. Fenrir has had inquiries on its products from Sweden to Indonesia.

(17) Source: US Department of Justice, Bureau of Justice Statistics, Justice Employment and Expenditure Extracts1982-1997, Table 1 found at http://www.ojp.usdoj.gov/bjs/glance/exptyp.txt

(18) Source: US Department of Justice, Bureau of Justice Statistics, Justice Employment and Expenditure Extracts 1997, Table 2 found in file named cjee9702.wk1 downloaded from http://www.ojp.usdoj.gov/bjs/pub/sheets/cjee97.zip (link found on http://www.ojp.usdoj.gov/bjs/eande.htm#selected).

(19) This has been a recurring theme in several articles in several trade magazines such as Police, Police Chief, Law & Order, The Blueline, etc.

(20) Analysis of spending reported by the Bureau of Justice Statistics.

(21) Historical analysis of FBI Uniform Crime Reports from the 1970's, 1980's and 1990's..

(22) A compilation unique company names from Buyer's guide issues of Law & Order, Police, Police Chief, The Blue Line, Law Enforcement Product News, American Police Beat and the IACP Preferred Partners Program..

Soft Armor product, it will be in competition with other ballistic fabric manufacturers such as Dupont and Honeywell. Once Fenrir's Training Service is introduced, it will be in competition with the training divisions of companies such as Smith & Wesson, Glock, Heckler and Koch. Of further consideration to this issue is the fact that Fenrir intends to also become a distributor of many of these companies products as part of its "One-Stop Shop" initiative. Management believes that companies whose products we carry will readily welcome us and our distribution channel. For those companies that we will compete with, we believe that the market is large enough for us to join in, yet, perceptionally small to them as an overall percentage of their core businesses that our presence will not be perceived by them to pose an immediate threat to them and cause any significant competitive pressures from them to us.

Small companies range from providing uniforms to badges to jewelry to leather gear to radios to navigation equipment to rams to portable x-ray equipment. These are normally privately held, family-owned businesses and as such, little detailed financial information is available. Other indicators, such as sustained marketing activities, number of employees, trade account status and the length in business indicate general business health, if not wealth, for the majority of them. However, the reasons for any lack of growth may or may not be financial. That said, as a past supplier, Fenrir enjoys a unique insight into its direct competitor for entry tools, B-Safe Industries, Inc. B-Safe is a 'private label distributor;" all of its goods are manufactured elsewhere and sold to B-Safe for re-sale under B-Safe's label. Although recently sold to new management, B-Safe's historical revenues were well under $1.5 million per year.(23)

A small number of companies are in the middle range. The most notable being Armor Holdings, the parent corporation of several smaller companies it bought in the areas of body armor, shields, tear gas, pepper spray, incendiary devices, weapons lubricants, forensic consumables, batons, clothing, web gear and training services. Armor Holdings is the pacing company in the industry due to its history of buying up any company in the market with moderate revenues, then using those revenues in combination with those of other companies under its umbrella to create an impressive branding for the entirety of Armor Holdings. According to the company's filings and releases, Armor Holdings' 2000 revenues were $220.9 million (up 41% from the previous year) with $20 million in net income (also up 40% from previous year).(24)

However, the largest player in the market is the homemade solution. These "homemade" solutions are designed and created by the police officer himself in fulfillment of his need and the perceived lack of a functional commercial solution. These units, be they rams, prys, etc., are manufactured in conjunction with local industry tradesmen (i.e. welder) or other municipal departments such as the local water company. Rams could be made out of section of welded pipe (like Danbury CT Police Department's ram) or railroad ties with barn door handles attached (like the one the Bridgeport CT Police Department uses) or any other style using locally available materials (Shreveport, LA Police use a well head out of the oil fields.) Pry bars can be sledge hammers with a tool mounted on the handle, or crow bars with a new tool welded to them.

The market is so niche-oriented and specialized that law enforcement in general, and the industry specifically, have never taken the time to seek one another out in order to provide a wide range of widely acceptable and useful product lines. Combined with the erroneous perception of the lack of available funds historically assumed, the market has responded to its needs and industry's ignorance by producing its own goods.(25)

Fenrir competes in this marketplace by providing unique, higher quality products and services at lower prices. For instance, the nearest competitor to the In-ERT rams we offer is the Ram-It from B-Safe Industries, Inc. The Ram-It is identical in form, fit, function and performance to the In-ERT, but is made from pouring concrete into a thin wall plastic case onto which two epoxy end caps are molded. Over a short period of use, the Ram-It fails by cracking its outer case, crumbling the concrete within, and/or losing the epoxy end caps. The In-ERT, on the other hand, uses a steel core encapsulated by 6 times the thickness of a much more resilient plastic and it has no end caps whatsoever. Fenrir sells its In-ERT ram with a 1-year warranty for $10 less than what B-Safe sells the unwarranted Ram-It.

In this market, even a $10 savings is attractive especially in contrast to the higher quality of the item. In designing the In-ERT, and all its products, the Company first sought to solve problems identified in the market and what alternative solutions

---

(23) From private discussions held between Fenrir and the former owners and manager of B-Safe Industries.

(24) Source: Armor Holdings March 19, 2001 Press Release found on their website at http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=ah&script=410&layout=-6&item_id=159874

(25) Armor Holdings is one of the first to identify this phenomena and enter the market solely as a large scale, publicly traded, police products maker.

existed. The next step was to design the solution as cost effectively as possible. Then the price was set to maximize margins for the Company while still underpricing the competitive solutions.

The same pricing methodology is used for all our products. In products without direct competition, such as the Tactical Team Door Shield or Forced Entry Training Trailer, the pricing decision also included consideration of the value of the product, and a comparison of similar functions. For instance, the $950, 64"x30" Tactical Team Door Shield is very reasonable when compared to a $1,700, 24"x48" hand-held shield.[26] The $15,500 Forced Entry Training Trailer is reasonable when compared to sending a SWAT team to an one-week off-site training seminar for over $7,500.[27]

The major, direct competitors Fenrir faces are Armor Holdings in the armor area, B-Safe Industries in the entry tool area, and homemade solutions in general.

The growing awareness by law enforcement of the benefits provided by commercially produced equipment, and the increased attention to the market by the industry is resulting in more and more homemade solutions being replaced by commercial product. Fenrir's marketing program will build on this trend by repeatedly promoting the quality and effectiveness of the Company's products.

In the area of direct competition, Fenrir has already begun to make in-roads into its commercial competitors' markets and expects its marketing program to increase market share by increasing market awareness of the Company's superior products.

NOTE: BECAUSE THIS OFFERING CIRCULAR FOCUSES PRIMARILY ON DETAILS CONCERNING THE COMPANY RATHER THAN THE INDUSTRY IN WHICH THE COMPANY OPERATES OR WILL OPERATE, POTENTIAL INVESTORS MAY WISH TO CONDUCT THEIR OWN SEPARATE INVESTIGATION OF THE COMPANY'S INDUSTRY TO OBTAIN BROADER INSIGHT IN ASSESSING THE COMPANY'S PROSPECTS.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

There is nothing unique in marketing to law enforcement. Honest, direct and straight-forward information on the products and services offered, consistently placed in the usual outlets and repeated over a period of time in order to reach prospective customers buyers is all that is needed. To sell one must be in the forefront of their minds when they have the need and the funds (i.e., ready to buy).

To accomplish this, Fenrir will rely on all appropriate marketing venues, including but not limited to trade media, including shows, magazines, radio and closed circuit television programming; personal contact by sales representatives; direct mail programs; World Wide Web and other Internet venues and customer referral programs. Certain product placements may also prove to be beneficial to sales, such as placements in feature length movies or popular police shows, either dramatic or reality-based.

Eventually, the Company intends to advertise in all trade magazines and have some representation or attendance at all trade shows. However, until such time as the Company's finances will support that program, the Company intends to use a significant portion of offering proceeds to fund a cohesive marketing program, expanding on its existing prospective and current customer contact database and existing marketing materials such as brochures, videos, web site, etc. The Company has identified 12 key trade magazines and 6 trade shows that are key to its success, and intends to use funds resulting from the offering to place a full year of half-page ads in each of these outlets while simultaneously attending each of the key trade shows. Additionally, funds will also be used to perform at least 4 mailings per year to every customer contact in our contact manager database. The offering will also fund a complete enhancement and rounding out of our web site, with the goal of it becoming the industry's internet portal. Lastly, the offering is intended to fund the recruiting and

---

(26) Costs compared to Protech Products pricing.

(27) Costs compared to an average tuition cost for a six-man team attending an Heckler & Koch or ThunderRanch training program.

hiring of a Vice-President in charge of Sales and Marketing. Besides having overall responsibility in implementing the above plan, the individual will also be responsible for identifying, recruiting and motivating a team of approximately 20 commissioned sales representative nationwide. These representatives will be supplied with a complete inventory of the Company's products and will traverse their respective territories giving demonstrations, answering questions, providing minimal instruction on use, taking orders and generally enhancing the Company/customer relationship.

Finally, although not so directly tasked, the Company's training service will also perform some small amount of marketing and sales.

It is the nature of the market that most customers will be smaller purchasers and that no one entity, short of a large off-shore exporter, would ever necessarily result in accounting for 20% of the Company's (projected or historical) sales, and no major sales contracts currently exist.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of: 12 / 31 / 2001 $ 6,094.99 (a recent date)   As of: 12 / 31 / 2000 $ 0.00 (one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company sales are seasonal or cyclical, explain.

The Company current backlog consists of two separate orders:

1)	**One (1) Practice Door, shipping & on-site installation supervision**	**$5,744.99**
2)	**Lights and Bags for two hard shields**	**$ 350.00**

The Company only accepts orders placed via a government purchase order or other such binding contract (such as written acceptance of a written, formal quote given by the Company.) The Company also accepts pre-paid orders and verbal orders where payment is to be made via credit card.[28]

Loss of any single customer at this stage would not have an adverse effect on the Company beyond loss of the attendant order. Delays in delivery at this stage in the Company are both explainable and understandable by the Company's customers, and can be easily rectified once resources become available to properly service the customer.

Overall, the Company has tried to keep deliveries timely and order backlog to a minimum.

Average orders are $1,200.

The Company has not noticed any cyclical or seasonal trend in orders. One would expect, with government contracting, that sales would spike at the end of the fiscal year, however, fiscal years are staggered between departments so as to smooth out such spikes.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employee's are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Fenrir's current staffing level is limited to the Officers listed in Questions 29 through 32 (inclusive). New hires will be added only as the offering proceeds or cash flow supports. Depending on the results of this offering, should a nominal amount (i.e., 5% - 10%) of the offering be realized, the company will hire the clerical staff, a few commissioned outside sales field representatives, and perhaps a few production personnel if able.

(28) The Company has a merchant account to accept MasterCard, Visa and American Express. The account can be expanded to cover the DiscoverCard but the Company has not elected to do so at this time.

Depending upon the results of operations, Fenrir will add only clerical support staff and sales representatives to the payroll unless volume warrants the tooling and staffing of a complete production facility. The Company's intends for its payroll to match the requirements of a sustained workload. The Company plans to staff up to 90 employees upon the completion of this placement and the anticipated resulting growth.

Current short-term staffing plans, assuming a full placement and adherence to sales plan, include, President (1), CFO (1), VP-Administration (1), VP-Sales & Marketing (1), VP-Operations (1), VP-Training (1), CIO (1), engineer (1), draftsman/designer (1), bookkeeper (1), secretaries (5), purchasing reps (3), sales manager (1), sales reps (20), machinists (2), stockmen (2), assemblers (5), trainers (42).

Management has considered several benefits and incentive plans, such as health, retirement, stock and profit sharing plans, but none have been defined or implemented to date. Any plan will derive from the Compensation Sub-Committee of the Board of Directors.

(g) Describe generally the principle properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amounts of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Fenrir currently occupies a 430 sq ft office and 260 sq ft shop on the second floor of a turn-of-the-century industrial space on a month-to-month lease. It has been in the same location for the past seven years.

Fenrir's tangible assets include various office equipment, computers, tooling and inventory ($47,210 in inventory and $23,357 in fully depreciated equipment). The Company expects to acquire several pieces of product tooling and machinery upon completion of this offering (approximately $250,000 in the event of the maximum offering amount being sold) whose cost would be paid from the offering proceeds.

The Company intends to relocate to a larger facility of approximately 50,000 sq. ft. Rent or purchase of this space would be based on the available terms and the results of the offering. One such possible expansion space is 15,000 sq ft available on the third floor of its current building.

(h) Indicate the extent to which the Company's operations depend on or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent for this fiscal year, and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations are not greatly dependent on patents, and rely instead on trade secrets, know how and other proprietary information. Indeed, the patents, patent applications and attendant patent matters discussed in this offering circular have not been assigned to the Company and are the property of its present management cum officers cum shareholders. Early on in the Company's development, the Company's founder sought to protect his intellectual investment from any potentially eager controlling shareholder or shareholder block who after providing the sought for initial investment would then remove Mr. Muller from the Company taking his ideas, in the form of patents, with them and leaving Mr. Muller with nothing to show for them. Conversely, it was decided that any pre-existing royalty or other such remunerating agreement within a patent assignment may dissuade the potential investor from the beginning. This convention continued as subsequent products were developed including Elizabeth Muller's Tactical Team Door Shield. The concept being that as long as the patent holders were part of the Company, then the Company was secure with any property or patent rights.

It should be noted that neither inventor is adverse to assigning the inventions fully to the Company. It was just decided to leave that to a shareholder vote at a subsequent date and should it be decided to do so, then at that time equitable consideration and terms, be they employment commitments, royalties or otherwise could then be decided time and place appropriate.

The Company expects to have a "normal dependence" on trade secrets, especially in the areas of marketing, production, product development and pricing

plans. What is meant by "normal dependence" is the prudent securing of specifics on coming products and plans from widespread disclosure in order to prevent an interested party from second guessing those plans and, in doing so, thwart them. For instance, the Company has disclosed in this offering circular several new products in plans to introduce, but does not give design or performance details of any of them. Were it to do so, the Company would run the risk of having one or more of those products duplicated or approximated by a more adequately financed competitor. Where we would probably be able to defend our designs and/or still compete in the market, such an event would unnecessarily require resources not otherwise needed to be spent. The ability of a competitor to routinely second guess the details or specific thrusts of these plans would have a detrimental effect on the Company's implementation of those plans. Some of these secrets will require nothing more than minimal disclosures. Others might require special protections under law to be obtained. Few may eventually result in extremely tight security measures, although no such requirements on any aspect of the Company is expected.

In entering a market, management knows the importance of being recognized as an innovator, not a duplicator or follower. Preservation of this philosophy of innovation is many times more important than protecting existing secrets and status quo. If someone wishes to copy our In-Forcer Ram design, it is easier and more cost-effective to shut them out of the market by introducing the next improved version than litigating them out of production. It is in this regards that the Company has decided to not specifically disclose the patent status of any product or product idea. Instead, we disclose that each product listed is either patented or able to be patented and has been secured from begin duplicated. Should any potential investor wish to further investigate the products and the method by which each has been secured, the Company will simply require them to enter into a Proprietary Information Exchange Agreement as attached in Exhibit 4.

In the area of patents, a full and thorough computerized patent search has been completed on each item in the product line during each product's design cycle. No concerns in obtaining final patent approval have surfaced on any of the applicable profit centers. Several professional searches during the patenting process of items currently under application or in the process thereof have confirmed this position.

Fenrir's management has an on-going professional relationship with a patent attorney. To further assure securing patents, a thorough patent journal and due-diligence in design has been maintained. However, all currently granted patents, patent applications and patent efforts are in the name of major shareholders in the Company and have as yet not been assigned to the Company. The Company intends to enter into negotiations as part of these shareholders' employment contracts to obtain licensing and is confident, given the nature of the relationships between the two parties, that a fair and equitable license will be obtained.

The Company expects to rely heavily on its name and those of its products, and wolf logo for their uniqueness and ability to assist in the marketing of the products. Although some protection is by definition given to the Company name by the incorporation, the Company intends to register it and the logo as trademarks concurrent with the patent process. The Company has performed trademark searches on the logo, company and product names. No competing trade- or sales marks were found. As new products are developed and named, the ability to trademark appropriate aspects of each will also weigh heavily.

In order to protect critical information regarding its products and designs, the Company has required each party not affiliated with the Company (i.e., contract draftsmen, prototyping machine shops, etc.) to execute a Proprietary Information Exchange Agreement to protect both the *In-Forcer* and its investors. This agreement, substantially identical to one in use throughout the defense industry and attached as Exhibit 4a and 4b, provides mutual protection by both signatories from unauthorized use or dissemination of proprietary information by either party for a period of seven years after the business relationship between the parties has ended. Fenrir has protected every stage of its *In-Forcer*'s development with proprietary notices and agreements with those outside parties who have been involved with its development. This protection reinforces and is reinforced by the products' patentability when taken in conjunction with the patent journal and patent attorney relationship.

The Company has not spent on research and development in the last fiscal year, and expended $175 in research and development in the previous fiscal year. These amounts are a very small percentage (0% and 2.5%) of revenues.

Monies spent in FY2000 were spent exploring a potential new design of lighting used on the front of handheld shields and results were not satisfactory. The effort has been suspended pending this offering.

No monies have been spent to date this fiscal year as all of the development has been completed on the Company's present product lines. However, the Company may elect to expend up to $3,000 in order to certify the hand-held soft shields. The

amount would include manufacture of up to 3 units and the subsequent testing by an independent test laboratory. If no further sales (other than the backlog) are realized in the present fiscal year, this amount would be approximately 50% of revenues.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local government agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Other than those normal to the course of business, there are currently no regulatory agencies or applicable regulations by statute or rule that area directly applicable to the Company, its products or properties.

The Company employs no hazardous material or processes in any of its operations, nor holds any properties in which any environmental issues may arise.

There are, however, certain specifications promulgated by the federal government that are utilized or referred to by the Company in its operations. One such specification, promulgated by the U.S. Department of Justice National Institutes of Justice, is NIJ 0108.01, "Ballistic Resistant Protective Materials" which describes protections levels and methods for testing the Company employs in its armor products. Other specifications are military standard, DOD-STD-100 which the Company employs in interpreting product drawings and MIL-S-46850 which controls the properties and quality of the material used in a certain critical part of a certain product.

Lastly, when the Company begins to actively export product, export reviews and license will have to be obtained through the guidelines and regulations set forth by the U.S. Department of State, and possibly the U.S. Department of Defense. Neither of these presently appear to be problematic, but would nonetheless be applicable.

Despite the relative freedom from regulatory requirements the Company presently enjoys, there can be no certainty that any new regulations may arise, or existing regulations be broadened, or that present interpretations as to the applicability of present day regulations by any such agency remain as is.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

There are no subsidiaries owned in whole or in part by Fenrir.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalization. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

In 1996, the Company started to develop its second product: the Tactical Team Door Shield. The rest of the current products were subsequently developed. The development of these additional products improved the Company's ability to attract interest from potential customers widening the product offering (i.e., those potential customers not interested in a powered battering ram but are interested in an inert ram, or a shield, or a gun lock, etc) but worsened the demand on the limited resources at the Company's disposal (i.e., what monies, space, manpower we devote to stocking, marketing, demonstrating what product). The Company has never been able to raise monies necessary to develop, produce, market and deliver any one of these products, much less multiple products, to enough customers to be profitable.

Being limited to accredited investors (i.e., high net worth individuals) limited investment discussions to potential shareholders unfamiliar with the products, the industry and the market. Therefore, monies raised were spent only on specific, targeted efforts such as developing or producing one specific product instead of all products, or marketing in only specific outlets instead of all outlets. It became quite clear, especially as the product offerings increased, that the Company needed to raise an amount of funds sufficient to fully perform all the tasks incumbent on manufacturing companies.

In early 2000, the Board of Directors voted to authorize the tasks necessary to accomplish this offering. This authorization included increasing the authorized shares in the company from 20,000 shares to 2,000,000 shares and a concurrent a 100-to-1 split of the currently outstanding shares in the Company in order to facilitate this offering, vis-a-vis share price, dilution, etc.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event Or Milestone	Minimum Amount of Proceeds Needed *	Expected manner of occurrence or method of achievement	Number of days after receipt of proceeds, when should be accomplished
1)	**Clerical/Office Staff**	**$75,000**	**Identify, recruit & hire candidate(s)**	**30**

The Company has marketing materials ready for distribution, a small inventory ready to sell and a vendor base ready to produce subsequent inventory, but lacks the office staff to handle the workflow. Qualified clerical staff is most critically needed to address, stuff and mail brochures to the potential customers in the Company's computerized contact database, to field the routine customer inquiries and orders, and route the appropriate purchase orders to the appropriate vendors, both production vendors and marketing vendors, while handling the routine purchasing matters. The first $75,000 of proceeds necessary includes funds for salaries for this staff and funds for bringing A/P current, and very minimum targeted advertising, mailings and production.

2)	**Inventory**	**$150,000**	**Order Parts**	**15**
			Produce Parts	**60**
			Assemble	**120**

The Company intends to use the second $75,000 of proceeds to increase it's inventory levels in order to accommodate a much needed independent commissioned field sales rep effort, a distributor development plan, a Field Test and Evaluation (FT&E) plan while still maintaining a sellable inventory level. In the first two areas, inventory is needed to place product in the sales outlets possession in order for them to show product to prospective customers. FT&E plans, otherwise known as "try before you buy," are very common in the market due to its inherently skeptical nature and are very effective in creating sales. The last item, on-shelf inventory is necessary to support delivery requirements of sales resulting from the overall marketing plan.

3)	**Marketing Plan, Phase I**	**$200,000**	**Gatefold Brochure**	**30**
			Mailing #1	**45**
			Initial Media Placements	**30**

Once the clerical staff is on hand to field the resulting inquiries expected from any marketing plan, and inventory ready to go into the hand of sales reps and distributors, the Company plans to use the next $50,000 of proceeds to commence its marketing efforts. These efforts include a mailing of our brochure to the potential customers in the contact database and the placement of the initial print advertisements in several key trade magazines.

4)	**Production Staff**	**$250,000**	**Recruit Production Staff**	**30**
			Hire Production Staff	**45**

When the marketing efforts are underway and under control, the Company intends to use the next $50,000 of proceeds to hire in personnel to produce and build product to meet sales demand.

5)	**Sales Executive**	**$500,000**	**Identify/Engage Search Firm(s)**	**15**
			Search/Recruit Sales Executive	**30**
			Hire Sales Executive	**60**

With marketing underway, and a production staff in place to build product, the Company intends to use the next $250,000 of proceeds to identify, recruit and hire a qualified marketing executive to fully develop and manage the Company's Sales and Marketing efforts. Funds are included to fill out his organization and efforts as required for the person hired as noted in the following two milestones.

	Event Or Milestone	Minimum Amount of Proceeds Needed *	Expected manner of occurrence or method of achievement	Number of days after receipt of proceeds, when should be accomplished
6)	**Marketing Plan, Phase II**	**$500,000**	**Secondary Media Placements**	**30**
			Register for Trade Shows	**45**

With the executive to oversee the effort in place, the next stage of marketing can occur. This includes attendance to all planned trade shows and print ad placement in all planned trade magazines concurrent with a direct mailing program combined in a coordinated and measured marketing program.

7)	**Sales Staff**	**$500,000**	**Recruit Sales Staff**	**120**
			Hire Sales Staff	**180**

With marketing efforts solidly underway, and all other elements in place, the sales executive will hire in a sales staff of both inside reps, independent outside reps and distributors.

8)	**Training Executive**	**$1,000,000**	**Hire Training Executive**	**7**

Although the Company fully expects to be able to become profitable without the Training Executive, his hiring assures it. His reputation in the market alone, lent to the Company and its products by his association, guarantees significant products sales. Moreover, although his specific training service is not expected to commence immediately upon his hiring, some training will have to be provided to the sales staff and subsequent customers. Please see Question 32(C) for more of his planned efforts.

* Assumes no contributions to milestone cost from sales or other revenue. Furthermore, each amount/milestone includes all previous milestones. Amounts listed are not cumulative (e.g., $1,000,000 of proceeds is required to accomplish all eight milestones, not $3,175,000.)

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. **(See Question Nos. 11 and 12)**

The above milestones are the eight critical steps that the Company has identified to be necessary to achieve profitability. They basically fall into the general categories of manpower, marketing and inventory. Each is wholly dependent on the results of this offering as each increment of funding is planned for a specific use, including the underlying steps required to meet each of the above milestones. However, each is also scalable and the amount of proceeds utilized to accomplish any or all milestones can be managed over time. Therefore, less resources expended on any milestone should result in a delay in achieving the milestone, and or a delay in the resulting profitability result expected.

Delay in achieving minimum amount of proceeds necessary for any milestone will, of course, delay or even prevent the accomplishment of each of the above (and any subsequent) milestones. Ergo, the entire consequence of delayed achievement of any milestone is delayed Company profitability. Moreover, delay on any one milestone will delay subsequent ones as they are each sequentially time linked and delay of one will cause each future delay to be additive to the overall result of profitability.

For example, it is critical to have a clerical staff to handle the response from the marketing plans as well as the paperwork resulting from the inventory build. Without them, the delays in production and customer response will delay orders and deliveries, ergo profits. It is important to have a production staff on hand when the parts ordered in milestone 2 are delivered in order for them to be assembled; otherwise production will take longer and order fulfillment, subsequent billing and collection of revenues necessary to show profit will be slowed. It is similarly important to have the marketing and sales literature available for the sales staff to utilize in obtaining orders, but it is critical to have inventory to deliver when those orders are realized. Just as it is important to have salespersons and material and product in the field prior to introducing the training function.

While each element of the plan could be accomplished by present management,

it is important to have the personnel on hand to handle all of them in a timely manner in order to respond to customer requests. Ergo, each milestone builds on the previous ones. As a manufacturing company, it is critical for us to have the products on the shelf ready to sell, the literature with which to sell them, and the staff necessary to present ourselves adequately in-house as well as out. These elements are key to the Company's, indeed any company's, profitability.

In any case, given the variety of its current product mix, the stage at which marketing materials are already developed, as well as the Company's current state of finances, the Company does not expect delays in any or any multiple of milestones above to have a serious further impact on the Company's liquidity, operating costs or finances.

As each milestone above is, in effect, a one-time cost paid for by the offering proceeds, and in themselves do not add significantly to the Company's continuing operating costs (with the exception of salaries which can be controlled via down-sizing), delays in achieving any or all milestones should have little effect on the Company's liquidity at that period.

For instance, in the absolute worst case scenario in this offering, where proceeds are far short of even nominal (i.e., 5% - 10%), management has solid plans to keep the Company moving forward. In such a case, the Company will cultivate the top 4,000 potential customers from the 39,000 in its computerized customer contact database and mail to them 4,500 of the 5,000 brochures it presently has. Simultaneously, the President will send out a personal letter to every current distributor of rams and pry bars explaining the superior nature of Fenrir's products and inviting them to replace their current suppliers with Fenrir. If resources permit, the Company might even send sample products for their review.

Management believes the threshold of proceeds required for successful achievement of profitability is extremely low. This faith is supported by the fact that, to date, numerous products have been developed along with the necessary marketing materials and techniques in the past 9 years for slightly over $1,000,000. Management has been extremely prudent and effective with the limited resources obtained to date. A 5% response provides a capital influx equal to 25% of all expenditures to date. And it gives it for use within a year instead of over the course of three years. Production plans are in place, marketing plans and materials are in place. The only thing remaining is the execution of a marketing plan, be it small scale as described or full scale as desired. Does the Company do what it can as it can or does the Company do everything it wants to now? The results of this offering will determine which.

NOTE: AFTER REVIEWING THE NATURE AND TIMING OF EACH EVENT OR MILESTONE, POTENTIAL INVESTORS SHOULD REFLECT UPON WHETHER ACHIEVEMENT OF EACH, WITHIN THE ESTIMATED TIME FRAME, IS REALISTIC AND SHOULD ASSESS THE CONSEQUENCES OF DELAYS OR FAILURE OF ACHIEVEMENT IN MAKING AN INVESTMENT DECISION.

NOTE: THE ABOVE STRATEGIES AND MILESTONES ARE DEPENDENT UPON RESOURCES BECOMING AVAILABLE TO THE COMPANY. THERE CAN BE NO ASSURANCE AS TO THE AVAILABILITY AND TIMING OF THOSE RESOURCES OR EVEN THAT THE ABOVE STRATEGIES AND MILESTONES WILL BE SUCCESSFULLY DEPLOYED.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $ (114,850) ($ (.21) per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalization, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = **Not applicable** (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

Total $ (595,882) ($ (1.07) per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The offering price of these securities was arbitrarily established by the Company's principals.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the Company at the time of the sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Other than receiving advances from Jean S. Muller to continue funding the Company's net operating losses, no such securities have been sold in the 12 months preceding the date of this Offering Circular.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights or conversions of any convertible securities offered in this offering.)

If the maximum is sold: 64.13 %
If the minimum is sold: 0.04 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $ 7,797,000.00 *
If the minimum is sold: $ 2,798,000.00 *

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: **Not applicable**. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ 0.00 .

NOTE: AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE OFFERING PRICE (OR EXERCISE OR CONVERSION PRICE IF APPLICABLE) FOR THE SECURITIES IS APPROPRIATE AT THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold		If Maximum Sold	
	Amount	**%**	**Amount**	**%**
Total Proceeds	$1,000	100%	$5,000,000	100%
Less Offering Expenses				
Commissions and Finders Fees	$0	0.0%	$0	0.0%
Legal & Accounting	$60	6.0%	$157,500	3.2%
Legal	$60	6.0%	$125,000	2.5%
Accounting	$0	0.0%	$32,500	0.7%
Audited Financial Statements	$0	0.0%	$30,000	0.6%
Form 2-A Reporting	$0	0.0%	$2,500	0.1%
Copying & Advertising	$1	0.1%	$500	0.0%
Copying	$1	0.1%	$500	0.0%
Advertising	$0	0.0%	$0	0.0%
Other (Specify):	$5	0.5%	$2,350	0.0%
Postage	$1	0.1%	$500	0.0%
Stock Certificates	$1	0.1%	$350	0.0%
Phone	$3	0.3%	$1,500	0.0%
Total Offering Expenses	$66	6.6%	$160,350	3.2%
Net Proceeds from Offering	$934	93.4%	$4,839,650	96.8%
Use of Net Proceeds				
Payment of Debt/Past Expenses [29]	$0	0.0%	$647,129	12.9%
Demand Notes	$0	0.0%	$117,500	2.4%
Interest on Demand Notes	$0	0.0%	$262,818	5.3%
Advances	$0	0.0%	$218,421	4.4%
Promissory Notes	$0	0.0%	$14,000	0.3%
Interest on Promissory Notes	$0	0.0%	$735	0.0%
A/P	$0	0.0%	$33,655	0.7%
Patent Completion	$0	0.0%	$50,000	1.0%
Cost of Sales - Product	$0	0.0%	$500,000	10.0%
Salaries/Benefits	$0	0.0%	$1,000,000	20.0%
Rent	$0	0.0%	$250,000	5.0%
Advertising	$0	0.0%	$900,000	18.0%
Legal/Acctng/Other Consulting	$0	0.0%	$240,000	4.8%
Legal	$0	0.0%	$200,000	4.0%
Accounting	$0	0.0%	$30,000	0.6%
Consulting	$0	0.0%	$10,000	0.2%
Insurance	$0	0.0%	$60,000	1.2%
Working Capital	$934	93.4%	$367,521	7.4%
Research & Development	$0	0.0%	$375,000	7.5%
Tooling	$0	0.0%	$250,000	5.0%
Travel	$0	0.0%	$200,000	4.0%
Total Use of Net Proceeds	$934	93.4%	$4,839,650	96.8%

The following discussion represents the Company's best estimate of its allocation of the net proceeds of this offering based upon the Company's current plans and estimates regarding it anticipated expenditures. Actual expenditures may vary substantially from these estimates and the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use portions thereof for other purposes.

Potential investors should realize the above information supports no delineation

(29) See Questions 10(b)(d), 39(b)(c) regarding the long term debt repayment.

with regards to time. For example, the $500,000 budgeted for Cost of Sales - Product in the case of the maximum offering proceeds may be spent within the first three months of operations, or may last for 18 months, depending on the market response for the product or the overall performance of the Company.

The transition of expenditures for the above items between the achievement of the minimum and maximum offering proceeds is similarly diffuse. While the Company's management intends to give priority to the building of product, advertising and marketing, conditions at any time may warrant a re-prioritization of expenses. Actual expenditures incurred in any category is solely dependent on the overall health of the Company and considers a large number of factors which cannot be accurately predicted. Such expenditures shall be made upon the best judgement of the Company's management. Until such time the proceeds are expended (i.e., used), the Company intends to use all prudent asset/money management techniques to maximize return on investment and shareholder value. The Company has historically kept non-immediate funds in an interest bearing account, transferring funds as needed to working accounts such as checking and credit card merchant accounts. As a minimum, the Company expects to continue this practice, but may, if the response from this offering outpace need, diversify long term cash into prudent, secure and longer term vehicles in order to maximize return on unused cash. Should this occur, the Company will seek professional investment advice and construct a finance sub-committee of the Board to oversee the activity.

Specific issues are:

<u>Offering Expenses</u>

Many of the "up front" offering expenses have already been paid by the Company, and, having been paid, will not be paid from proceeds as "Offering Expenses." These include $5,000 of accounting for the reviewed financial statements included in Part F/S of this Offering Circular, $536 in copying for the various filings, $12,562 in state fees ($7,812 for filing fees and $4,750 for the increased stock authorization), $1,764 for postage and $73 for new stock certificates. Some of these costs were paid for by monies resultant from two promissory notes which are described under "Past Expenses" below.

The Company has agreed to pay its lawyer $125,000 for his services in developing this offering.

Although not required under federal regulations, many states, including several under which this offering has been filed, require audited financial statements in this type of securities filing. In order to file in four states, the Company has sought and been granted waivers from this requirement. However, in two states, as a condition of their waivers, the Company has agreed to obtain and submit audited financial statements prior to raising any amount of proceeds over $1,000,000. The Company has obtained estimates from several accounting firms in the amount shown for that effort.

As part of federal and several state requirements, the Company has subsequent reporting requirements as to the amounts raised in this offering and the uses of those amounts. The federal form is nomenclatured "Form 2-A" and the monies shown have been budgeted for that effort.

The Company expects a moderate amount of monies to be expended in answering potential investors subscriptions including printing and mailing hard copies of the offering circular to some investors, printing and mailing stock certificates and attendant telephone conversations.

<u>Past Expenses</u>

Accounts Payable will be settled as early as possible in this offering in order to maintain vendor relations.

The Company entered into two $7,000 promissory notes with two of its Directors, Mr. Kunz and Mr. Williams, in order to pay the state filing fees and some of the expenses related to this offering. Each of these are unsecured short term loans at 18% which are to be repaid from the early part of the proceeds.

Although under no immediate requirement, the Company feels obligated to settle its Accounts Payable and debts incurred from loans to the Company from Jean S. Muller. The Company believes it prudent to eliminate the risk of these debts being called and losing the manufacturing rights. However unlikely of an occurrence that may be, given the closely held nature of the debt by a major shareholder and family member, it is an exposure readily eliminated should the maximum offering amount occur.

The loans will be paid from the latter end of this offering and from cash flow as much as possible.

<u>Patent Completion</u>

Patent expenditures reflect only the first year's expected expenditures.

Cost of Sales - Product

Cost of Sales - Product reflect only the initial inventory costs. Subsequent inventory turns are to be funded from resultant cash flows.

Salaries & Benefits

Management has agreed to limit their salary requirements to a minimum in order to support the growth and success of the Company. Headcount will also track Company milestone targets. Should the minimum offering amount occur, salaries shall be solely supported by and paid from a positive cash flow. In the event of the accomplishment of the maximum offering amount, salaries shall be paid from a portion of the proceeds in order to be able to formally hire key employees on a full-time basis. In either case, the Company intends to determine specific salary amounts by the minimum needs of the employee and the overall Company's needs and health.

Rent

Amount shown includes all costs to relocate and set up to a planned 15,000 sq ft facility. Actual space occupied will depend on rental terms and offering results.

Advertising

Advertising budgets reflect only the first year's expected expenditures.

Legal, Accounting and Other Consulting

Should conditions warrant, the Company may contract out various legal, accounting and other work to various professionals in order to enable management to concentrate in other areas as required. The Company anticipates increased costs in accounting requirements to meet the expected growth. Furthermore, it expects increased legal costs to be incurred in setting up various Company systems and structures similarly made necessary by the expected growth. Such legal services expected include but are not limited to developing employee stock option plans, employment contracts for certain employees, the assignment of patents rights and possibly setting up the Training Service function as a separate but wholly owned corporate entity for liability purposes. The Company believes the budget allowed in the maximum offering proceeds is reasonable should the offering be successful. Otherwise, such expenditures shall either have to be borne by the Company's cash flow or the work performed internally.

Insurance

Insurance is a fixed cost regardless of the range of anticipated performance in either case. Should the Company's sales volume increase, insurance costs will also increase, however, such increase in costs can be borne by the Company's cash flow.

Working capital, in either case, is a reserve account to finance unanticipated but necessary expenses. By its nature, the Company intends to increase or decrease the actual budget for this account depending on the needs and conditions of the Company.

Working Capital

Amount shown is an unallocated fund for unforseen expenses.

Research and Development

The Company expects to use $350,000 of the maximum offering proceeds to further advance the development of several new products, including the *iAFIS* and the *Level III Soft Armor*. However, it should be noted that although the entire first year development costs are estimated at $2,189,200 (including the $1,395,000 estimated for Training), not all the development activities will proceed immediately and many are expected to be funded by cash flow. Items such as the *Mil-Forcer* and the Services to be offered are not planned to be fully in development until year 2 when the Company expects to have an adequate cash flow. Moreover, the estimates to develop have been exaggerated in order to err on the side of caution.

Tooling

Amount shown reflects expenditures for large equipment purchases.

Travel

The Company expects travel to include travel costs associated with initial training of field sales representatives on the company products, travel to trade shows, and travel to larger, significant potential customers. A small amount is also budgeted for follow-up, post sales travel to key customers.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth in the column "If Maximum Sold" will be used.

Management has prioritized the Use of Proceeds as follows:

	If 25% Sold Amount	%	If 50% Sold Amount	%	If 75% Sold Amount	%	If Maximum Sold Amount	%
Total Proceeds	$1,250,000	100.0%	$2,500,000	100.0%	$3,750,000	100.0%	$5,000,000	100.0%
Less Offering Expenses								
Commissions and Finders Fees	$0	0.0%	$0	0.0%	$0	0.0%	$0	0.0%
Legal & Accounting	$156,000	12.5%	$156,500	6.3%	$157,000	4.2%	$157,500	3.2%
Legal	$125,000	10.0%	$125,000	5.0%	$125,000	3.3%	$125,000	2.5%
Accounting	$31,000	2.5%	$31,500	1.3%	$32,000	0.9%	$32,500	0.7%
Audited Financial Statements	$30,000	2.4%	$30,000	1.2%	$30,000	0.8%	$30,000	0.6%
Form 2-A Reporting	$1,000	0.1%	$1,500	0.1%	$2,000	0.1%	$2,500	0.1%
Copying & Advertising	$125	0.0%	$250	0.0%	$375	0.0%	$500	0.0%
Copying	$125	0.0%	$250	0.0%	$375	0.0%	$500	0.0%
Advertising	$0	0.0%	$0	0.0%	$0	0.0%	$0	0.0%
Other (Specify):	$588	0.0%	$1,175	0.0%	$1,763	0.0%	$2,350	0.0%
Postage	$125	0.0%	$250	0.0%	$375	0.0%	$500	0.0%
Stock Certificates	$88	0.0%	$175	0.0%	$263	0.0%	$350	0.0%
Phone	$375	0.0%	$750	0.0%	$1,125	0.0%	$1,500	0.0%
Total Offering Expenses	156,713	12.5%	$157,925	6.3%	$159,138	4.2%	$160,350	3.2%
Net Proceeds from Offering	$1,093,288	87.5%	$2,342,075	93.7%	$3,590,863	95.8%	$4,839,650	96.8%
Use of Net Proceeds								
Payment of Debt/Past Expenses (30)	$100,000	8.0%	$431,267	17.3%	$531,267	14.2%	$647,129	12.9%
Demand Notes	$0	0.0%	$117,500	4.7%	$117,500	3.1%	$117,500	2.4%
Interest on Demand Notes	$53,160	4.3%	$262,818	10.5%	$262,818	7.0%	$262,818	5.3%
Advances	$0	0.0%	$2,559	0.1%	$102,559	2.7%	$218,421	4.4%
Promissory Notes	$14,000	1.1%	$14,000	0.6%	$14,000	0.4%	$14,000	0.3%
Interest on Promissory Notes	$735	0.1%	$735	0.0%	$735	0.0%	$735	0.0%
A/P	$33,655	2.7%	$33,655	1.3%	$33,655	0.9%	$33,655	0.7%
Patent Completion	$10,000	0.8%	$25,000	1.0%	$37,500	1.0%	$50,000	1.0%
Cost of Sales - Product	$150,000	12.0%	$250,000	10.0%	$350,000	9.3%	$500,000	10.0%
Salaries/Benefits	$450,000	36.0%	$650,000	26.0%	$750,000	20.0%	$1,000,000	20.0%
Rent	$25,000	2.0%	$100,000	4.0%	$150,000	4.0%	$250,000	5.0%
Advertising	$150,000	12.0%	$300,000	12.0%	$750,000	20.0%	$900,000	18.0%
Legal/Acctng/Other Consulting	$20,000	1.6%	$87,500	3.5%	$175,000	4.7%	$240,000	4.8%
Legal	$15,000	1.2%	$75,000	3.0%	$150,000	4.0%	$200,000	4.0%
Accounting	$5,000	0.4%	$10,000	0.4%	$20,000	0.5%	$30,000	0.6%
Other Consulting	$0	0.0%	$2,500	0.1%	$5,000	0.1%	$10,000	0.2%
Insurance	$25,000	2.0%	$35,000	1.4%	$45,000	1.2%	$60,000	1.2%
Working Capital	$111,738	8.9%	$213.308	8.5%	$277,096	7.4%	$367,521	7.4%
Research & Development	$15,000	1.2%	$150,000	6.0%	$275,000	7.3%	$375,000	7.5%
Tooling	$10,000	0.8%	$25,000	1.0%	$100,000	2.7%	$250,000	5.0%
Travel	$25,000	2.0%	$75,000	3.0%	$10,000	4.0%	$200,000	2.0%
Total Use of Net Proceeds	$1,093,288	87.5%	$2,342,075	93.7%	$3,590,863	95.8%	$4,839,650	96.8%

NOTE: AFTER REVIEWING THE PORTION OF THE OFFERING ALLOCATED TO THE PAYMENT OF OFFERING EXPENSES, AND TO THE IMMEDIATE PAYMENT TO MANAGEMENT AND PROMOTERS OF ANY FEES, REIMBURSEMENTS, PAST SALARIES OR SIMILAR PAYMENTS, A POTENTIAL INVESTOR SHOULD CONSIDER WHETHER THE REMAINING PORTION OF HIS INVESTMENT, WHICH WOULD BE THAT PART AVAILABLE FOR FUTURE DEVELOPMENT OF THE COMPANY'S BUSINESS AND OPERATIONS, WOULD BE ADEQUATE.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such funds, and whether funds are firm or contingent. If contingent, explain.

There are no material amount of funds from sources other than this offering are being sought or under consideration by the Company at this time.

(30) $30,000 of which is Accounts Payable. See Questions 10(b)(d), 39(b)(c) regarding the long term debt repayment.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of the proceeds of such indebtedness.

12.9% of the net proceeds is budgeted to be used to pay past debt including accounts payables, two demand notes and monies advanced to the Company by Jean S. Muller which have funded the net operating loss to date.

Accounts payable as of December 31, 2001 are $33,655 and are expected to be paid in full should a moderate amount (5% - 10%) of this offering be realized. Of this amount, $3,879.60 is owed to ParadigmTSA Inc., a syndicating agency held by one of Fenrir's shareholders, Bryce Miller. ParadigmTSA is a syndicating agency founded by Mr. Miller that markets periodic columns to various media outlets. The Company subscribes to four such columns from ParadigmTSA that are used to provide a returning draw of potential customers to the Company's web site at http://www.fenrir.com. The rest expended in the ordinary course of the Company's business for materials, supplies, services, etc.

Monies were loaned into the Company by the Company's late Chairman, Robert L. Muller, Sr., in 1994 in the form of two demand notes in the amount of $110,000 and $7,500. Each carried interest of 18%, Deferred payments for one year, and were collateralized by the manufacturing rights to the Company's products. Upon his death, these obligations passed onto his widow, Jean S. Muller. No payments have been made on these notes, copies of which can be seen in Exhibit 4. The entire principal of these notes ($117,500) plus the accrued interest ($262,818) is due for a total of $380,318.

Subsequent to those loans, the Company's late Chairman, Robert L. Muller, Sr., continued to sustain the Company with his personal funds loaning them to the Company to pay expenses as they incurred. Upon his death in 1997, that obligation transferred to his widow who has continued in his way of financially supporting the Company. The monies were used for all aspects of the business from product and marketing material development to General and Administrative Overheads.

As of December 31, 2001, an additional $218,421 of advances have been paid into the Company over the years by Mr. Muller, Sr. and by his widow, Jean S. Muller, after his death in 1997. As advances, these monies are undocumented demand notes at 0.0% interest.

Management expects cash flow to bear most if not all of the repayment, but monies from later in this offering are budgeted in case. No other monies are due.

(c) If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No amount of the proceeds from this offering are intended to be used to acquire any asset outside the ordinary course of business. Assets to be acquired that management considers within the ordinary course of business are necessary computer upgrade(s), inventory and miscellaneous production tooling.

(d) If any amount of the proceeds is to be used to reimburse any officer, director or employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Please see response as stated in Question 10(b) above.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgements, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company has experienced a history of continued net operating losses to date but is not in default or breach of any note, loan, lease, indebtedness or any other financing, nor have any significant amount of the Company's trade payables gone unpaid within the stated trade term.

The Company has never been subject to any lien, judgment or settlement and has credit in good standing with its vendor base.

Management believes even a moderate response (i.e., 5% - 10% of maximum) to this offering will satisfy the coming year's cash flow requirements (See Question 12), and furthermore able to be used to move the Company towards profitability, the future cash flow and liquidity of the Company, albeit dependent on the results of this offering.

Rapid realization of the maximum amount of proceeds will enable the Company's management to rapidly implement the steps required in a profitable manufacturing enterprise by enabling many to be implemented in parallel with others. Conversely, poor response to this offering resulting in substantially less proceeds may necessitate those same steps to be implemented in series over a longer period of time, if at all. There is no predicting the results of this offering nor future operations of the Company. Just the belief that the milestones put forth in Question 4 represent the best plan to profitability.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Because the Company's planned use of proceeds (See Question 9(b)) are scalable depending on the results of this offering, this offering will satisfy the Company's cash requirements for the next 12 months. Even a moderate response (i.e., 5% - 10% of maximum) to this offering will satisfy the coming year's cash flow requirements and further the Company's liquidity and profitability.

95% of the Company's total debt is closely held by three major shareholders of the Company, the balance being Accounts Payable. 93% of the Company's total debt is held by Jean Muller, the Company's largest single shareholder. All these debt holders share a strong incentive and desire to see it thrive in order that their own investment thrive. Calling the debt at anytime would be counter productive to their own investment goals. Moreover, a moderate response would provide a $250,000 to $500,000 cash infusion which would be more than adequate to bring all accounts payable current and accomplish at least the first four to seven out of eight critical milestones listed for profitability.

In the worst case, the lower limit would be adequate to pay all accounts payable and still support the Company for another three and one half years at its present cash flow rate or for the next 12 months at three and a half times present expenditure rates.

Management expects that the maximum offering amount will be fully adequate to implement all the tasks necessary to accomplish profitability, it is not expected any funds beyond this offering be necessary. However, unforeseen future events may give rise to circumstances where the need to raise additional funds becomes necessary.

NOTE: THE ABOVE REPRESENTS THE COMPANY'S BEST ESTIMATE OF ITS ALLOCATION OF NET PROCEEDS BASED UPON CURRENT ECONOMIC AND BUSINESS CONDITIONS AND IS SUBJECT TO REALLOCATION AMONG THE CATEGORIES LISTED ABOVE.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock split(s), stock dividend(s), recapitalization(s) or refinancing(s)) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of: 12/31/2001 (date)	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short-Term Debt (average interest rate **10.7%**)	**$647,129**	**$647,129**	**$0**
Long-Term Debt (average interest rate **Not applicable%**)	**$0**	**$0**	**$0**
Total Debt	**$647,129**	**$647,129**	**$0**
Stockholders Equity (deficit):			
Preferred - par or stated value (by class of preferred in order of preferences) **(No Preferred Stock has been authorized or distributed)**	**$0**	**$0**	**$0**
Common stock - par or stated value	**$56**	**$58**	**$10,056**
Additional paid in capital	**$226,654**	**$227,652**	**$5,216,654**
Retained Earnings (deficit)	**$(822,592)**	**$(822,592)**	**$(822,592)**
Total Stockholders Equity (deficit)	**$(595,882)**	**$(594,882**	**$4,404,118**
Total Capitalization	**$226,710**	**$227,710**	**$5,226,710**

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
Not applicable	**Not applicable**	**Not applicable**
Not applicable	**Not applicable**	**Not applicable**
Not applicable	**Not applicable**	**Not applicable**

Number of common shares authorized: **2,000,000** shares.
Par or stated value per share, if any: **$ 0.01 (par)** / **$ 5.00 (Stated Value)**

Number of common shares reserved to meet conversion requirements of for the issuance upon exercise of options, warrants or rights: **Not applicable** shares. **(See Question 7(b) above.)**

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] **Common Stock**
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities, composed of: ____________
[ ] Other: ____________

15. These securities have:

Yes	No	
[ ]	**[x]**	Cumulative voting rights
[ ]	**[x]**	Other special voting rights
[ ]	**[x]**	Preemptive rights to purchase in new issues of shares
[ ]	**[x]**	Preference as to dividends or interest
[ ]	**[x]**	Preference upon liquidation
[ ]	**[x]**	Other special rights or preferences (specify): **Not applicable** Explain: **Not applicable.**

16. Are the securities convertible? . . . . [ ] Yes **[x] No**
If so, state conversion price or formula. . . . . **Not applicable**
Date when conversion becomes effective: . . . . **Not applicable**
Date when conversion expires: . . . . **Not applicable**

17. (a) If securities are notes or other types of debt securities:

(1) What is the interest rate? . . . . **Not applicable** %
If interest rate is variable or multiple rates, describe: . . . . . **Not applicable**

(2) What is the maturity date? . . . . **Not applicable**
If serial maturity dates, describe: . . . . **Not applicable**

(3) Is there a mandatory sinking fund? . . . . [ ] Yes **[x] No**
Describe: . . . . **Not applicable**

(4) Is there a trust indenture? . . . . [ ] Yes **[x] No**
Names, address and telephone number of Trustee: . . . . . . **Not applicable**

(5) Are the securities callable or subject to redemption? . . . . . . [ ] Yes **[x] No**
Describe, including redemption prices: . . . . **Not applicable**

(6) Are the securities collateralized by real or personal property? [ ] Yes **[x] No**
Describe: . . . . **Not applicable**

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. . . . . **Not applicable**

(8) How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?
$ **0.00 (Not applicable)**.

(9) How much indebtedness shares in right of payment on an equivalent (pari passu) basis? . . . . $ **0.00 (Not applicable)**.

(10) How much indebtedness is junior (subordinated) to the securities?
$ **0.00 (Not applicable)**.

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that year. "Earnings" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed Charges" means interest (including capitalized interest), amortized of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

		Last Fiscal Year		
		Actual	Pro Forma	
			Minimum	Maximum
"Earnings" / "Fixed Charges"	=	**Not applicable**	**Not applicable**	**Not applicable**
If no "Earnings", show "Fixed Charges" only		$ **Not applicable**	$ **Not applicable**	$ **Not applicable**

NOTE: CARE SHOULD BE EXERCISED IN INTERPRETING THE SIGNIFICANCE OF THE RATIO OF EARNINGS TO FIXED CHARGES AS A MEASURE OF THE "COVERAGE" OF DEBT SERVICE, AS THE EXISTENCE OF EARNINGS DOES NOT NECESSARILY MEAN THAT THE COMPANY'S LIQUIDITY AT ANY GIVEN TIME WILL PERMIT PAYMENT OF DEBT SERVICE REQUIREMENTS TO BE TIMELY MADE. SEE QUESTIONS NOS. 11 AND 12. SEE ALSO THE FINANCIAL STATEMENTS AND ESPECIALLY THE STATEMENT OF CASH FLOWS.

18. If the securities are Preference or Preferred Stock:

Are unpaid dividends cumulative? [ ] Yes **[x] No**

Are securities callable? [ ] Yes **[x] No** Explain:

Not applicable - the offering is not a preferred stock issue. Furthermore, should, in the future the Company propose a Preferred Stock offering of any type, such offering will be subject to a majority vote of the Board of Directors excluding any the vote of any Director(s) who may be involved in the transaction, which any such interested Director(s) shall recuse himself/themselves from said vote.

NOTE: IF APPLICABLE, ATTACH TO THIS OFFERING CIRCULAR COPIES OR A SUMMARY OF THE CHARTER, BYLAW OR CONTRACTUAL PROVISION OR DOCUMENT THAT GIVES RISE TO THE RIGHTS OF HOLDERS OF PREFERRED OR PREFERENCE STOCK, NOTES OR OTHER SECURITIES BEING OFFERED.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

The Company is not carrying any commercial loans nor is it involved in any commercial financing arrangements. There are no formal restrictions on dividends. Nor are there any restrictions on the loan carried by Jean Muller. However, the Company intends to use its anticipated cash flow from operations to the growth of the Company, applying all monies back into the Company. Therefore, the Company does not expect to pay any dividend on its stock for an as yet indeterminate period of time.

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $ **(822,592)** [31].

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name:	**Not applicable**	Name:	**Not applicable**
Address:	**Not applicable**	Address:	**Not applicable**
Telephone No.	**Not applicable**	Telephone No.	**Not applicable**

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other considerations, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No selling agents are planned to be used for this offering at this time.

23. Describe any material relationships between any of the selling agents or finders and this Company or its management.

Not applicable.

NOTE: IF APPLICABLE, AFTER REVIEWING THE AMOUNT OF COMPENSATION TO THE SELLING AGENTS OR FINDERS FOR SELLING THE SECURITIES, AND THE NATURE OF ANY RELATIONSHIP BETWEEN THE SELLING AGENTS OR FINDERS AND THE COMPANY, A POTENTIAL INVESTOR SHOULD ASSESS THE EXTENT TO WHICH IT MAY BE INAPPROPRIATE TO RELY UPON ANY RECOMMENDATION BY THE SELLING AGENTS OR FINDERS TO BUY THE SECURITIES.

---

(31) The Company has no intention of declaring any dividends until such time as it realizes a profit from operations. The Company has not declared any dividends to any shareholder or class of stock to date.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

The Company intends to primarily offer sales of its stock through the Company's web site at http://www.fenrir.com and its alternate URL http://www.e-911.com. Both URLs direct the browser to the same web site.

The home page of the web site will included the usual links for product, company, and other such information as usually found on web sites as well as a tombstone announcement of the offer. The tombstone announcement will include a line that says "Click here for more information." Indeed, the entire tombstone is expected to be a HTML link.

Upon clicking the tombstone link, a CGI or other such form will be displayed and the respondent will be required to enter in certain personal information including state of residence.

Upon submitting the information to his browser for transmittal, the server side programming will analyze the state of residence and based on that element, either display a page to download the approved Offering Circular (in states where the offering is approved), or a politely worded explanation that the offering is not available to him due to not being approved in his state. In the latter case, the respondent will then be automatically redirected back to the Company's home page after a set period of time, and/or be given a link to return to the home page.

If the respondent has keyed in a state of resident where the offering is approved for sale, a web page will be displayed with complete instructions and a link to click in order to download the Offering Circular, exhibits and subscription booklet. (These may or may not contained in a single computer file.) It is intended that each of these elements will be stored in an Adobe Acrobat PDF (portable document format) file.

Upon downloading the file(s), the respondent will then be instructed/required to print the subscription booklet, fill it out and submit it via U.S. mail or other equivalent carrier to the Company officer listed below.

Upon receipt and review, should the subscription be accepted, and after the financial instrument used to pay the purchase price has cleared the Company's accounts, the respondent will be notified by all means possible (i.e., mail, phone, e-mail, etc.) and a copy of his subscription booklet and an original numbered stock certificate will be mailed by certified mail to the address designated on his subscription booklet.

Subscriptions that are not accepted will have the original financial instrument returned to the subscriber with a letter detailing why the subscription was not accepted.

In the case of financial instruments returned insufficient or stopped payment, or that did not clear funds to the Company's accounts, the returned item will then be included and Subscription rejected. Should the potential investor still wish to subscribe, the Company may require the reimbursement of any bank or other charges incurred as a result of the returned item before accepting his subscription.

Name:	Robert L. Muller, Jr.	Name:	Not applicable
Title:	President & CEO	Title:	Not applicable
Address:	737 Canal Street,	Address:	Not applicable
	Building 35A, 2nd Flr		Not applicable
	Stamford, Connecticut 06902		Not applicable
Telephone No.	(203) 977-0671	Telephone No.	Not applicable

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This offering is available to any interested investor residing in those states in which this offering is approved for sale.

Only residents of those states in which the shares have been qualified for sale under applicable securities of blue-sky laws may purchase shares in this offering. Each potential investor will be required to execute the subscription agreement provided in exhibit 3, which among other things requires the potential investor to certify his or her state of residence.

The Company reserves the right to reject or reduce any subscription at its sole discretion.

Furthermore, due to the nature of the business and past practice, the Company reserves the right to perform whatever background or character checks it deems necessary to insure to the best of its abilities that no individual or entity of a criminal history, character or background obtains shares in the Company under this or any future offering, transfer or transaction.

To this end, and again due to the sensitive nature of the Company's business and marketplace, the Company retains a right of first refusal in the transfer or sale of the shares. This right of first refusal does not restrict the shareholder's transfer rights in any way other than to whom they may be transferred. Should a shareholder wish to transfer any or all of his

shares to any party or entity, the shareholder must first simply contact the Company with the details of such transfer (i.e., to whom, share price, number of shares, general character of proposed transferee, etc.). The Company's right thereof is strictly limited to matching the terms (or negotiating acceptable equivalents thereof with the shareholder) and thereby simply taking the place of the proposed transferee at no harm to the shareholder. The Company has an ability to assign this right of first refusal to a third party of its choice acceptable to the Company who shall be entitled to purchase said shares under terms acceptable to the shareholder. Again, this right is meant to protect the Company and remaining shareholders by not allowing person of undesirable character to gain a position of ownership of or in the Company. Please refer to the Company's Subscription Booklet (Exhibit 3) for details.

Current shareholders, officers and directors may also subscribe for shares under the same terms of this offering. No special preferences, exclusions or restrictions are extent for any investor or class of investor.

AT THE PRESENT TIME THERE IS NO MARKET FOR THE SECURITIES OFFERED HEREBY. FURTHERMORE, RESTRICTIONS CONTAINED IN THE SUBSCRIPTION AGREEMENT RESTRICT THE TRANSFERABILITY OF THE SECURITIES OFFERED HEREBY. CONSEQUENTLY, THE SECURITIES OFFERED HEREBY SHOULD BE CONSIDERED FOR PURCHASE ONLY AS A LONG-TERM INVESTMENT.

Will the certificates bear a legend notifying holders of such restrictions?

[x] Yes [ ] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable

Will interest on proceeds during escrow period be paid to investors?

[ ] Yes **[x] No**

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All currently outstanding shares are similarly subject to the restrictions mentioned in Question 25 regarding liquidity, lack of a public market and the Company's right of first refusal.

Furthermore, as these securities were unregistered when sold, they carry additional transfer restriction under SEC Rule 144. The implications of Rule 144 restrictions on these shares has been discussed in item 23 under "Risk Factors."

NOTE: EQUITY INVESTORS SHOULD BE AWARE THAT UNLESS THE COMPANY IS ABLE TO COMPLETE A PUBLIC OFFERING OR THE COMPANY IS ABLE TO BE SOLD FOR CASH OR MERGED WITH A PUBLIC COMPANY THAT THEIR INVESTMENT IN THE COMPANY MAY BE ILLIQUID INDEFINITELY.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not paid any dividend, redeemed any security, or made any distribution upon its stock within the last five years. Additionally, the Company does not intend to pay any dividend in the near future, and anticipates any profit that might occur to be re-invested into the business to fuel its growth.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President & CEO

Name: Robert L. Muller, Jr. Age: 41

Office Street Address: 737 Canal Street, Building 35A, 2nd Floor
Stamford, Connecticut 06602

Telephone No.: (203) 977-0671

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

Fenrir Industries, Inc., Stamford, Connecticut

1990-Pres: **Founder, President & CEO; Responsible for daily and overall company guidance and direction, as well as product design.**

United Technologies, Norwalk, Connecticut

1987-1990: **Proposal Manager/Deputy Program Manager; Responsible for all proposal, contract, sales, marketing and related financial activity on a $54MM/yr military production program.**

1985-1987: **Program Integrated Logistics Manager; Responsible for design assurance activities on several defense development programs to assure the designs' field maintainability and reliability.**

Allied-Bendix Corp., Jacksonville, FL

1982-1985: **Quality Control Engineer; Responsible for all quality assurance aspects of each product line as they were transferred and set up in a brand new $84MM/yr production facility being transferred and transitioned to a 95% buy, non-union facility in the southeast from a 95% make, unionized facility in the northeast.**

Education (degrees, schools, and dates):

GE Capital, Small Business College, 1996
Stamford Police Department, Citizen's Police Academy, 1996
The Cambridge Institute, Mergers and Acquisitions in Connecticut, 1995
UTC-Norden Systems Special Award, 1988
State of Georgia Professional Engineer-in-Training Certificate, 1982
Georgia Institute of Technology, B.M.E. 1982

Also a Director of the Company **[x] Yes** [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Muller is devoting full time to the Company. He will oversee all operations and directions of the Company as it grows and matures into a fully operational and profitable entity, as well as the development of the Level III Soft Armor and iAFIS Programming. He will also manage all investor relations efforts, as well as an effort to eventually seek listing of the Company on an appropriate exchange.

30. Chief Operating Officer: Title: Vice President, Operations

Name: Fernando A. Lacayo (proposed) Age: 45

Office Street Address: 737 Canal Street, Building 35A, 2nd Floor
Stamford, Connecticut 06902

Telephone No.: (203) 977-0671

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

GlaxoSmithKline, Raleigh, North Carolina

2000-Pres: **Consultant to the Central Programme Office/acting Global Supply Network Lead to coordinate worldwide integration of newly formed global supply network for all GSK sites in 44 countries and development and implementation of a response center linking area supply, logistics and demand managers.**

AgroPacifico, Chinandega, Nicaragua

2000-2001: **Consultant on American business practices to various Nicaraguan industries in order to facilitate the upgrade to U.S. business standards and practices.**

Bayer Corporation, Pittsburgh, PA
1998-2000: **Manager, Project Controls & Contract Engineering; Responsible for providing project controls for all divisions on all projects and consulting services executed within Bayer Corporation.**

AzTEK Systems SA de CV, Mexico City, Mexico
1997-1998: **Managing Director, Manufacturing & Sales, Latin America; Responsible for setting up and managing an office in Mexico to develop and provide entry into the Latin America IT market for a major U.S.-based IT manufacturing and sales group.**

Organization of American States, Washington, DC
1995-1997: **Director-Material Resources; Responsible for all procurement, security and physical resources for the Organization of American States, the world's oldest international organization dedicated to promote international trade, democracy and human rights throughout the Americas and the model for the present day United Nations.**

The B&B Group, Miami, FL
1987-1994: **Vice-President, Operations; Responsible for the full P&L and staff management of a consulting firm specializing in manufacturing, engineering services, construction and technology with both domestic and overseas projects.**

General Foods, SE Florida and the Caribbean
1981-1987: **Plant Manager; Responsible for all plant construction, operation, manufacturing and product handling and logistical operations for a Fortune 100 fresh-baked goods company.**

Nabisco, Inc., East Hanover, NJ
1979-1981: **Corporate Engineer-International Division; Responsible for the management of turn-key projects including planning, design, equipment selection, procurement and installation.**

Education (degrees, schools, and dates):

George Washington University, Negotiation Tactics and Techniques, 1999
State of Florida, Certified Building Contractor, 1983
University of Florida, Construction Management Program, 1982
Tufts University, Corporate Management Program, 1980
Universidad CentroAmericana, Personnel Management and Productivity, 1979
Association of Manufacturing Engineers, 1979-present
Boston University, B.Mfg.E., 1979

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Lacayo is presently not involved with the Company other than being periodically apprised of its status and consulted on its plans. He will be devoting full time to the Company upon completion of 20% of this offering. He will be in charge and oversee all daily operation of the Company, including production, purchasing, shipping and receiving, and all production asset management activities.

31. Chief Financial Officer: Title: **CFO**

Name: **(search in progress)** Age: **TBD**

Office Street Address: **737 Canal Street, Building 35A, 2nd Floor**
Stamford, Connecticut 06902

Telephone No.: **(203) 977-0671**

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

Not applicable

Education (degrees, schools, and dates):
Not applicable

Also a Director of the Company [ ] Yes [ ] No **(To Be Determined.)**

Indicate amount of time to be spent on Company matters if less than full time:

This position is presently vacant but will be a full time position and expected to be filled upon receipt of 20% of the completed offering. The individual will be required to have an intimate knowledge of tax, investment, asset management, capital management and accounting functions.

32. Other Key Personnel:

(A) Name: Open Position Age: TBD

Title: Vice President, Sales & Marketing

Office Street Address: 737 Canal Street, Building 35A, 2nd Floor
Stamford, Connecticut 06902

Telephone No.: (203) 977-0671

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

To Be Determined

Education (degrees, schools, and dates):
To Be Determined

Also a Director of the Company [ ] Yes [ ] No **(To Be Determined)**

Indicate amount of time to be spent on Company matters if less than full time:

Although presently a vacant position, a candidate to fill this position will be recruited and be full time upon receipt of 10% the completed offering. The ideal candidate will have the ability to identify, select, manage and direct the entire marketing activity from planning to implementation to status monitoring. He/she will recognize that function of marketing is to raise brand awareness and, in doing so, create and raise demand for the Company's products and services. He/she will determine, select and directly work with public relations firms, advertising agencies, advertisers, trade show companies, trade associations, web site developers and whatever other vendors be they outside contractors or in-house activities as required to accomplish this task. The ideal candidate will also have the ability to identify, select, recruit, manage, motivate, direct and monitor exceptional salespeople and have them structured and managed in such a way as to address and harvest the demand created by the marketing program. The Company has identified several candidates with experience in several of these areas, but has not selected one as yet.

(B) Name: Thomas J. Alessi **(proposed)** Age: 42

Title: *Chief Information Technology Officer*

Office Street Address: 737 Canal Street, Building 35A, 2nd Floor
Stamford, Connecticut 06902

Telephone No.: (203) 977-0671

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

CBS Cable, Stamford, Connecticut
2000-Pres: **Television Broadcast Engineer; responsible for status and maintenance of large scale satellite communication systems for network television.**
TJAlessi.Com, Stamford, Connecticut
1995-Pres: **Founder and Owner/Operator of a virtual ISP hosting/webmastering many recognizable police-related sites, including MarthaMoxley.com (Moxley murder case updates), MatthewMargolies.com (Margolies case updates), SamSheppard.com (the Sam Sheppard case), TJAlessi.com/kleinmurder (the Kim Klein murder), PyramidShriners.com (Shriners Temple), MotorPatrol.com (Shriners Group), TJAlessi.com/union5 (Union Lodge #5, AF& AM), Stamford911.com (Stamford Connecticut 911 Center), Chickahominy.com (Mr. Alessi's**

old neighborhood), fenrir.com / e-911.com (Fenrir Industries, Inc.), belltownfire.com (Belltown Volunteer Fire Department), macri.net (structural engineer), musilli.com (law firm) and progas5.com (gas service/repair).

City of Stamford, Connecticut

1988-2000: Facilities Administrator; Responsible for all installation, operation and maintenance of all computer, telephone, power/emergency generators and 2-way radio systems associated with a large city emergency communications center.

1985-1988: District Fire Marshall/Firefighter, Belltown Fire Department, Stamford, Connecticut; Responsible for fire suppression, investigations, inspections and building permits.

1982-1985: Superintendent of Fire Alarms/Electronic Technician; Responsible for installation, operation and maintenance of fire systems throughout the City of Stamford.

Education (degrees, schools, and dates):

Southern New England Telephone, ISDN E-911 Certified Systems Administrator, 1999
Executrain, Administration for Windows NT 4.0, 1998
Executrain, Access 7.0 Advanced Programming, 1998
Executrain, Windows 95 Support & Administration II, 1998
Executrain, Access 7.0 Forms & Reports, 1997
Wave Technologies International, Advanced Administration for NetWare 3.x, 1994
Wave Technologies International, Administration for NetWare 3.x, 1994
Data-Tech Institute, Data Communications and Local Area Networks, 1993
Intergraph I/CAD Instructor Training, 1992
Intergraph I/CAD Database Management in MGE on UNIX, 1992
Ericsson/General Electric, DACS/EDACS 800 MHz Trunked Radio Systems Management, 1991
State of Connecticut Licensed Electrician Journeyman (License #179217)
Certified Electronics Technician (N.A.B.E.R. CET), 1990
Emergency Medical Technician (EMT-D), 1982
Norwalk State Technical College, Data Processing and EE Tech, 1979
Wright Technical School, Industrial Electronics, 1978
FCC Licensed Commercial Radio Operator/Engineer, 1975
FCC Licensed Amateur Radio Operator, 1974

Also a Director of the Company [ ] Yes **[x] No**

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Alessi is presently not involved with the Company other than being periodically apprised of its status and consulted on its plans. He will join the company on a full time basis after 20% of the offering has been completed. Mr. Alessi will be responsible for all information technology areas of the Company, from selecting, obtaining, installing and training the internal hardware and systems such as Enterprise Resource Planning (ERP) and e-commerce programs to selecting and coordinating activities of outside vendors in areas such as web development, coordination with customer and vendor IT systems, etc., as required.

(C) Name: James W. Atherton (proposed) Age: 55

Title: Vice President, Training

Office Street Address: 737 Canal Street, Building 35A, 2nd Floor
Stamford, Connecticut 06902

Telephone No.: (203) 977-0671

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

United States Department of Energy, Washington, DC,

1999-Pres: Senior Operations Planner; DOE National Security Programs.

United States Department of Justice, Federal Bureau of Investigation

1996: Supervisory Special Agent; Organized and coordinated the FBI's first Tactical Response Program for Weapons of Mass Destruction (WMD)

1995:	Created the FBI's National Breaching Program. As the National Breaching Coordinator, supervised all breaching activities of the Hostage Rescue Team (HRT); managed all FBI breaching training; and coordinated program to equip the 56 FBI field office SWAT teams with breaching-related equipment
1987:	Became first HRT Master Breacher. As Master Breacher, researched and developed breaching techniques; trained and supervised 16 HRT Breachers and was liaison to U.S. military and international counter-terrorist teams. Also managed the FBI's interests in several multimillion dollar classified research projects.
1983:	Created the HRT Explosive Breaching Program
1983:	Selected as one of the original members of the FBI's counter-terrorist Hostage Rescue Team (HRT)
1977:	Transferred to FBI Laboratory, Washington D.C. After a one-year training program, he qualified as a Forensic Explosive and Hazardous Devices Examiner
1976:	Investigated general criminal matters in San Francisco Field Office

Awards: FBI Medal of Bravery (HRT team award)
FBI Medal of Merit (HRT team award)
Attorney General's Special Achievement Award (HRT team award)

Other: Revised and edited the FBI manual *Introduction to Explosives*
Authored and edited the FBI manual *Breaching Target Analysis*

United States Marine Corps

1974-1976:	Captain; Commanded the combined Explosive Ordnance Disposal teams, El Toro, Naval Air Station
1972-1974:	Served on independent duty as Inspector/Instructor - Commanding Officer of Marine Corps Engineer Heavy Equipment Company
1972:	Graduated top of class, U.S. Military Explosive Ordnance Disposal (EOD) School
1969:	Commanded a combat engineer platoon during the Vietnam war

Citations: Six medals including combat awards

Education (degrees, schools, and dates):

Member, International Association of Bomb Technicians and Investigators
FBI Laboratory, Forensic Examiner Program, 1997
FBI National Academy, 176th Session, 1995
FBI Academy, New Agents Training, 1976
U.S. Military Explosive Ordnance Disposal School, 1972
U.S.M.C. Officer Candidate School/Officers Basic School, 1968
Lynchburg College, B.A., 1968
Other Certifications:

Explosive Technician	Special Weapons and Tactics
Hostage Rescue Team	General Police Instructor
Sniper/Observer	Bombing Crime Scene Instructor
Firearms Instructor	Rappel Master
Tactical Air Operator	Hostage Negotiator
Tactical Chemical/Biological Responder	

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Atherton is presently not involved with the Company other than being periodically apprised of its status and consulted on its plans. He will be joining the Company full time immediately after 20% of the offering is completed. Mr. Atherton will be in charge of setting the nature and direction of the Company's training programs. Upon joining the Company, he will first develop and implement a training plan for the Sales staff on the tactics and use of the Company's products. He will then be tasked with developing an overall plan for the development of the Training Service. This plan will include business, operations and marketing plans for that function, as well as curriculum and individual course plans as well. He will be given a free hand to create a workable plan that starts with a group of itinerant trainers of his selection to travel the various assigned areas instructing departments, teams and officers on forced entry tools and techniques, both the Company's and those of its competitors. His role is not that of a sales function for Company product. While it is expected he will include training on the Company's products, and use those products in his training curricula, his role is that of a separate, reputable profit center in the area of forced entry training. Eventually, as this training area it becomes self-funding and grows, Mr. Atherton's role is expected to expand to include all aspects of police training, both with itinerant training and training in a campus-like setting exceeding that of the renowned FBI National Academy in Quantico, Va.

(D) Name: Elizabeth B. Muller Age: 45

Title: Vice President, Administration

Office Street Address: 737 Canal Street, Building 35A, 2nd Floor
Stamford, Connecticut 06902

Telephone No.: (203) 977-0671

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

Fenrir Industries Inc., Stamford Connecticut
1995-Pres: Vice President, Administration; Responsible for day-to-day office operations, finance, billings, receivables, payables, bookkeeping, etc.
Manpower Inc., Concord NH
1992-1995: Temporary assignments in financial, administrative and technical support
New London Players, Inc., New London NH
1992-1995: Assistant to the Producer, Playbill Advertising Representative; Responsible for developing and contracting advertising space.
New Hampshire Association of REALTORS, Concord NH
1989-1993: Manager, Commercial Investment Division; Responsible for day-to day management of the division, mailings, meetings, convention planning, commercial MLS system maintenance.
Manpower Inc., Concord NH
1987-1989: Temporary assignments in financial, administrative and technical support
Construction Consulting, Inc., Georges Mills NH
1986-1987: Business Manager; Responsible for day-to-day office operations, finance, billings, receivables, bookkeeping, etc. (Annual sales: $750,000)
Merrill, Lynch, Pierce, Fenner & Smith, Inc., Concord NH
1983-1986: Sales Assistant; Responsible for client relations, records maintenance, mailings, etc. (Assets under management: $15,000,000)
Medi-Source Inc., Concord NH
1980-1983: Business Manager; Responsible for day-to-day office operations, finance, billings, receivables, bookkeeping, customer service, vendor relations, etc. (Annual sales: $500,000)
RLM Management and Investment Counseling Services, New York NY
1979-1980: Executive Assistant; Responsible for day-to-day office operations, finance, billings, receivables, bookkeeping, mailings, etc.

Education (degrees, schools, and dates):
Stamford Police Department, Citizen's Police Academy, 1996
The Cambridge Institute, Mergers and Acquisitions in Connecticut, 1995
New Hampshire Real Estate License, 1989-1996
Colby-Sawyer College, New London NH, B.S.
Business Administration, 1978
Colby-Sawyer College, New London NH, A.S.
Medical Laboratory Technology, 1976

Also a Director of the Company [ ] Yes [x] No (Board Secretary)

Indicate amount of time to be spent on Company matters if less than full time:

Ms. Muller devotes full time to her Fenrir duties. Her duties include managing all day-to-day finances and activities of the Company including personnel, benefits, and cash management.

DIRECTORS OF THE COMPANY

33. Number of Directors: **(not also Officers)** current: 5, planned: 10 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Director candidates may be nominated by any shareholder or other Board member and voted to the Board by a simple majority of voting shareholders. The Company has invited several other talented persons to join the Board and is awaiting their response.

Potential investors should note that a controlling block of votes is currently and will continue to be held by management. However, this fact should not dissuade investors from nominating Director candidates of their own choosing, nor does it automatically indicate investors have no say or ability to guide the progress or direction of the Company. The founders and management intend to continually draw from all sources for input and guidance in managing the daily affairs and overall success of the Company. Moreover, the Board will maintain a minimum of two (2) directors independent from any matter before the Board. All Director(s) interested in any matter shall further be required to recuse themselves from voting.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: **Clifford P. Williams, DMD**

Office Street Address: **1 Rockefeller Plaza, Suite 2229**
New York, NY 10020

Telephone No.: **(212) 757-7070**

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities, education (degrees, schools, and dates): **(Curriculum Vitae):**

New York dental surgeon whose avocation is aviation technology. Dr. Williams was Fenrir's first non-family investor.

(B) Name: **James E. Kunz**

Office Street Address: **15 Roundtable Road**
Saratoga Springs, NY 12866

Telephone No.: **(518) 587-4548**

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities, education (degrees, schools, and dates): **(Curriculum Vitae):**

Associate Dean of Admissions, Skidmore College.

(C) Name: **The Right Rev. Michael A. Mann**

Office Street Address: **The Cottage - Lower End Farm**
Eastington, Northleach
Gloucester, ENGLAND GL54 3PN

Telephone No.: **(0114)-41451860767**

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities, education (degrees, schools, and dates): **(Curriculum Vitae):**

Bishop Mann, former Anglican Dean at Windsor Castle, was awarded an MBA in management from Harvard University some years ago. He is not only a world-renowned Anglican clergyman, but is a noted British military historian and author. Having served with the King's Dragoon Guards during and after World War II before joining the priesthood, he is a trustee of the National Army Museum and the Imperial War Museum. He also has served for many years as a governor and former chairman of the famed Harrow School. His contacts in the United Kingdom, the British Commonwealth, Europe and the Middle East are wide ranging. As Prelate to the Order of St. John, his experience has taken him throughout the world.

(D) Name: Major General Andrew L. Watson (ret.)

Office Street Address: 4 Hogarth Way
Hampton, Middlesex ENGLAND TW12 2EL

Telephone No.: (0114)-1819414720

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities, education (degrees, schools, and dates): **(Curriculum Vitae):**

Retired Major General Watson is a widely known British Army officer who retired as Chief of Staff, Allied Forces, Northern Europe (NATO). Previously he was commanding Colonel of Britain's Black Watch Regiment (H.M. 42nd Regiment of Foot) from 1981 through 1992, having earlier commanded the regiment's 1st Battalion during three tours of duty in Northern Ireland (1969-1971).

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes **[x] No** Explain:

To the best of management's knowledge, none of Fenrir's current outside Directors or Director candidates have been in the law enforcement equipment manufacturing business. In identifying other candidates, the Company intends to carefully study potential Directors for their Fortune 500 and/or entrepreneurial ability and experience.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None of the current Officers, Directors or key personnel are likely to expose the Company to any claims by former employers since these employers are not involved in the Company's industry. Additionally, past Proprietary and Agreements-Not-To-Compete have since expired due to the length of their disassociation with past employers.

Additionally, each Director will be required to sign a copy of the Company's own Proprietary Information Exchange Agreement, and they will be bound by the fiduciary responsibility to the Company normally associated with their position.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether or any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstance, including relevant dates.

Not applicable.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

There are presently no contractors or consultants under contract to or retainer by the Company. The Company intends to remunerate every employee on a salary basis. The Company intends that its Directors' participation be compensated by a small stipend to offset travel expenses incurred by meeting attendance.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.

The Company's management believes that none of the talents possessed by any one member of the management team is unique or irreplaceable. However, certain people are valuable to the company and warrant a prudent level of key man insurance to facilitate their replacement should they fall ill or become unavailable to the company.

One such person is Fenrir's founder, Robert L. Muller, Jr, who is currently covered by $1,000,000 of key man insurance. Mr. Muller's policy is payable in the amount of $600,000 to the Company and the remainder payable to a trust for his daughter, Sarah. There are no other requirements or restrictions on the proceeds of the policy. Upon Mr. Atherton's joining the company, a similar policy will be carried on him.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

No such action has ever been taken by any person currently associated with the Company.

NOTE: **AFTER REVIEWING THE INFORMATION CONCERNING THE BACKGROUND OF THE COMPANY'S OFFICERS, DIRECTORS AND OTHER KEY PERSONNEL, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THESE PERSONS HAVE ADEQUATE BACKGROUND AND EXPERIENCE TO DEVELOP AND OPERATE THIS COMPANY AND TO MAKE IT SUCCESSFUL. IN THIS REGARD, THE EXPERIENCE AND ABILITY OF MANAGEMENT ARE OFTEN CONSIDERED THE MOST SIGNIFICANT FACTORS IN THE SUCCESS OF A BUSINESS.**

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

In the interest of full disclosure, the Company has elected to list every shareholder in response to this question. All shareholders hold common stock in the Company as there is no Preferred Class of stock.

Name (occupation) Street address Telephone number	Class of shares Average share price	No. of shares now held % of total	No. shares held after offering If minimum sold % of total	 If maximum sold % of total
Jean S. Muller (housewife)				
737 Canal Street, Bldg 35A, 2nd Flr Stamford, Connecticut 06902	**Common**	**160,000**	**160,000**	**160,000**
(203) 977-0671	**$0.188**	**28.60%**	**28.59%**	**10.26%**
Robert L. Muller, Jr. (President/CEO - Fenrir)				
737 Canal Street, Bldg 35A, 2nd Flr Stamford, Connecticut 06902	**Common**	**82,500**	**82,500**	**82,500**
(203) 977-0671	**$0.000(32)**	**14.75%**	**14.79%**	**5.29%**
Elizabeth B. Muller (VP, Admin - Fenrir)				
737 Canal Street, Bldg 35A, 2nd Flr Stamford, Connecticut 06902	**Common**	**50,000**	**50,000**	**50,000**
(203) 977-0671	**$0.000(33)**	**8.94%**	**8.93%**	**3.21%**

(32) Founder Stock
(33) Gift from Robert L. Muller, Jr.

Name (occupation) Street address Telephone number	Class of shares Average share price	No. of shares now held % of total	No. shares held after offering If minimum sold % of total	 If maximum sold % of total
Katherine M. Lacayo (housewife)				
2467 Rossmoor Drive Upper St. Claire, PA 15241	Common	50,000	50,000	50,000
(724) 942-4236	$0.000[34]	8.94%	8.93%	3.21%
Fernando A. Lacayo, Sr. (Corporate management)				
2467 Rossmoor Drive Upper St. Claire, PA 15241	Common	50,000	50,000	50,000
(724) 942-4236	$0.000[35]	8.94%	8.93%	3.21%
Fernando A. Lacayo, Jr. Trustee Account: Fernando A. Lacayo, Sr., Trustee (student)				
2467 Rossmoor Drive Upper St. Claire, PA 15241	Common	10,000	10,000	10,000
(724) 942-4236	$0.000[36]	1.79%	1.79%	0.64%
Nicholas W. Lacayo Trustee Account: Fernando A. Lacayo, Sr., Trustee (student)				
2467 Rossmoor Drive Upper St. Claire, PA 15241	Common	10,000	10,000	10,000
(724) 942-4236	$0.000[37]	1.79%	1.79%	0.64%
Robert L. Lacayo Trustee Account: Fernando A. Lacayo, Sr., Trustee (student)				
2467 Rossmoor Drive Upper St. Claire, PA 15241	Common	10,000	10,000	10,000
(724) 942-4236	$0.000[38]	1.79%	1.79%	0.64%
Sarah E. Muller Trustee Account: Robert L. Muller, Jr., Trustee (student)				
737 Canal Street, Bldg 35A, 2nd Flr Stamford, Connecticut 06902	Common	25,000	25,000	25,000
(203) 977-0671	$0.200[39]	4.47%	4.47%	1.60%
Clifford P. Williams, D.M.D. Pension Plan: Clifford P. Williams, Trustee/Owner (Dentist)				
1 Rockefeller Plaza, Suite 2229 New York, NY 10020	Common	13,600	13,600	13,600
(212) 757-7070	$1.333	2.43%	2.43%	0.87%
Robert A. Robinson (Investor)				
355 Blackstone Blvd Providence, RI 02906-4946	Common	5,000	5,000	5,000
(401) 453-4136	$1.506	0.89%	0.89%	0.32%
Suzanne I. McGee (Educational Consultant)				
P.O. Box 1366 North Falmouth, MA 02556	Common	700	700	700
(508) -564-6857	$1.333	0.13%	0.13%	0.04%
Michael McGee (Broker)				
904 Glenn Drive Palatine, IL 60067	Common	240	240	240
(800) 851-5559	$1.333	0.04%	0.04%	0.02%

(34) Gift from Robert L. Muller, Jr.
(35) Gift from Robert L. Muller, Jr.
(36) UGMA from Robert L. Muller, Jr.
(37) UGMA from Robert L. Muller, Jr.
(38) UGMA from Robert L. Muller, Jr.
(39) Part UGMA from Robert L. Muller, Jr.

Name (occupation) Street address Telephone number	Class of shares Average share price	No. of shares now held % of total	No. shares held after offering If minimum sold % of total	 If maximum sold % of total
Meghan McGee (student)				
904 Glenn Drive Palatine, IL 60067	Common	240	240	240
(800) 851-5559	$1.333	0.04%	0.04%	0.02%
Arlene McGee-Gillen (student)				
340 Faneuil Street Brighton, MA 02135	Common	240	240	240
(617) 782-7872	$1.333	0.04%	0.04%	0.02%
Gregory McGee (student)				
340 Faneuil Street Brighton, MA 02135	Common	240	240	240
(617) 782-7872	$1.333	0.04%	0.04%	0.02%
Cheryl McGee Crouse (Teacher)				
1421 Cheltenham Lane Bel Air, MD 21014	Common	240	240	240
(410) 879-7130	$1.333	0.04%	0.04%	0.02%
James E. Kunz (College Administrator)				
15 Roundtable Road Saratoga Springs, NY 12866	Common	21,400	21,400	21,400
(518) 587-4548	$2.081	3.83%	3.82%	1.37%
J. Allen Lamb (Business Owner)				
123 Berlin Avenue Southington, Connecticut 06489	Common	12,400	12,400	12,400
(203) 621-6473	$2.008	2.22%	2.22%	0.80%
Clifford P. Williams (Dentist)				
1 Rockefeller Plaza, Suite 2229 New York, NY 10020	Common	31,700	31,700	31,700
(212) 757-7070	$2.112	5.67%	5.66%	2.03%
Bryce B. Miller (Investor)				
202 Soundview Avenue, Unit 15 Stamford, Connecticut 06902	Common	16,400	16,400	16,400
(203) 978-1807	$2.201	2.93%	2.93%	1.05%
John J. Burke (Corporate Management)				
34 Morris Street West Haven, Connecticut 06516	Common	4,500	4,500	4,500
(203) 937-1631	$2.200	0.80%	0.80%	0.29%
Mark A. Pikulik (Corporate Management)				
168 Merrimac Drive Trumbull, CT 06611	Common	5,000	5,000	5,000
(203) 452-7248	$2.200	0.89%	0.89%	0.32%
Other Future Stockholders				
This Offering	Common	Not Applicable	200	1,000,000
	$5.00	Not Applicable	0.04%	64.13%

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 224,200 shares. **(40.1 % of total outstanding)**

After offering: (a) Assuming minimum securities sold:
224,200 shares (40.1 % of total outstanding)
(b) Assuming maximum securities sold:
224,200 shares (14.4 % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Jean S. Muller is the mother of Robert L. Muller, Jr., Elizabeth B. Muller and Katherine Lacayo.

Fernando Lacayo is married to Mr. Muller, Jr.'s sister Katherine Lacayo. Fernando, Jr., Nicholas, and Robert Lacayo are their sons.

Sarah Muller is Mr. Muller, Jr.'s daughter.

Suzanne McGee is the widow of the late Vincent B. McGee. Michael McGee, Arlene McGee-Gillen, Cheryl McGee Crouse are her stepchildren. Meghan McGee is Michael McGee's daughter, and Gregory McGee is Arlene McGee-Gillen's son.

The Clifford P. Williams D.M.D. Pension Plan is wholly owned by and to the benefit of Clifford P. Williams.

With the exception of the aforementioned pension plan and the trustee accounts held by their respective trustees for the minor children, each party as so related above hereby disclaims any beneficial ownership of the shares owned by any other.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Other than the loans fully described above in response to Question 10(b) (and attached in Exhibit 4), the Company is involved in no form of business with any of its Officers, Directors, key personnel or 10% shareholders or any of their relatives, nor (to the best of management's knowledge) with any entity controlled directly or indirectly by any such persons.

In the past, in order to sustain some of the unremunerated Officers, the Board passed a resolution that allowed the Company, where able, to provide interest free loans to said officers. In May, 2001, Jean S. Muller agree to "purchase" from the Company the loans as of December 31, 2000 by a corresponding reduction in the amount of debt the Company owed to her.

The Company shall not enter into any arrangement with any Officer, Director, key personnel, 10% shareholder or their relatives, or any entity controlled thereby on terms any less favorable than those that can be obtained from unaffiliated third parties. Furthermore, any such arrangement entered into shall only be by a majority vote of the unaffiliated Directors of the Company who shall also be afforded access to Company or outside counsel at the Company's expense; those affiliated Directors having first recused themselves from said vote. Similarly, no loan provided to any such person shall be granted without such majority vote as described above.

(c) If any of the Company's Officers, directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

		Cash	Other
Chief Executive Officer		$ 0.00	$ 0.00
Chief Operating Officer		$ 0.00	$ 0.00
Chief Accounting Officer		$ 0.00	$ 0.00
Key Personnel:	Not applicable	$ 0.00	$ 0.00
Other:	Not applicable	$ 0.00	$ 0.00
Directors (as a group, number of persons 5)		$ 0.00	$ 0.00
Total:		$ 0.00	$ 0.00

No remuneration has been paid to any persons other than payment of vendors' invoices and repayment of expenses to officers and employees. Monies listed reflect value of stock at the time of its distribution to the Company's principals upon its inception.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Remuneration has been unpaid to date as the Company is still unprofitable. Furthermore, there is no accrual payable from any prior period.

Management expects to commence paying remuneration to both itself and its Directors in order to continue to attract and retain talent sufficient to assure successful operations. Officers and employees are to be remunerated by their paid salaries while it is anticipated that Directors will eventually be remunerated for their service by a stipend paid per meeting attended. No Officer, Director or employee is expected to be paid under any other outside consulting arrangement.

However, such remuneration is tracked to the profitability of the Company and the relative importance of the employee's function. A schedule of the Company's planned salary costs are as follows:

Position	Planned Starting Annual Salary
President & CEO	$111,000
Vice President - Sales & Marketing	$108,000
Vice President - Administration	$90,000
Vice President - Operations	$84,000
Vice President - Training	$84,000
Chief Financial Officer	$72,000
Chief Engineer	$67,800
Chief Information Technology Officer	$66,000
Sales Manager	$60,000
Trainers	$52,800
Machinist	$45,600
Draftsman/Designer	$36,000
Bookkeeper	$30,000
Purchasing Representative	$27,600
Secretary	$25,200
Assembler	$22,800
Stockman	$20,040
Sales Representative (stipend)	$12,000

(c) If any employment agreements exist or are contemplated, describe:

No employment contracts, express or implied, have been agreed to or are contemplated, other than those required by social contract/employment law. The Company intends to continue to take full advantage of the protection offered by Connecticut's "at-will" employment laws.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (0.0 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Not applicable.

(b) Number of common shares subject to issuance under existing stock purchase of option plans but not yet covered by outstanding purchase agreements, options or warrants:

<u>0</u> **shares.**

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

All issues dealing with stock dilutions, of an immediate or potential nature, must be approved by a simple majority of shareholders of record.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

All parties involved with Fenrir have executed a Proprietary Information Exchange Agreement, a binding agreement which provides for mutual protection of each of the signatories Proprietary Information for a period of no less than seven years from the date of expiration of the agreement or association between the parties.

The document is identical to those in already in use by and in effect with (and providing similar protection to) major defense contractors nationwide. A blank copy is attached as Exhibits 4a and 4b.

NOTE: **AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE COMPENSATION OF MANAGEMENT AND OTHER KEY PERSONNEL DIRECTLY OR INDIRECTLY, IS REASONABLE IN VIEW OF THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.**

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

There is currently no litigation pending or, to the best knowledge of management, planned against the Company.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or any description of the tax consequences of an investment in the securities by the tax advisor.

The Company's founders elected to form the Company under Subchapter "C" as that organization afforded greater versatility in placing stock, increased protection from liability and was more in line with the planned growth of the Company.

As a Subchapter "C" corporation, the intent of this question is not applicable, however, there are at least two provisions of the Internal Revenue Code potential investors should, in the Company's opinion, discuss with competent tax counsel: IRC § 1244 and IRC § 1202A. On the upside of the proposed investment, IRC § 1202A provides a 50% exclusion from capital gains taxes for all stock issued after August 10, 1993 in "original" form (i.e., directly from the Company) from Subchapter "C" corporations with gross aggregate assets under $50,000,000 and held for five (5) years or more. Conversely, on the downside of the proposed investment for the first 154,669 shares (773.35 units) of the offering, IRC § 1244 provides for capital losses resulting from investment in stock issued in "original" form (i.e., directly from the Company) by companies with under $1,000,000 in paid-in capital to be able to be deducted as ordinary losses up to $50,000 per year for single returns and up to $100,000 per year for

joint returns. The applicability and consequences both of the allowance and disallowance of these two provisions should be noted and understood by potential investors prior to making any investment in the Company.

The above provisions in the tax code have not been reviewed by any tax advisor in regards to the Company or this offering. In mentioning them herein, the Company is simply offering them as aspects to be discussed by any potential investor with his own competent tax counsel/advisor. The Company is not stating in any way the relevance or applicability of any tax matters anywhere within this document.

The Company recommends each prospective subscriber consult with competent counsel of his own choosing to determine the potential tax aspects of investing in the Company.

The Company's Officers hereby agree, to the extent reasonably possible, to make themselves, the Company's books and records, copies of any contract, lease or other document referred to in the Offering Circular, or any other material contract or lease (including stock options and employee benefit plans[40]), except any proprietary or confidential portions thereof, and a set of the exhibits in this Offering Circular, available to each investor prior to the time of investment, and to respond to reasonable questions and otherwise confirm the information contained herein prior to the making of any investment by such investor.

NOTE: THE CONTENTS OF THIS OFFERING CIRCULAR SHOULD NOT BE CONSTRUED BY INVESTORS AS LEGAL OR TAX ADVICE, AND NO REPRESENTATIONS OR WARRANTIES OF ANY KIND ARE INTENDED OR SHOULD BE INFERRED REGARDING THE ECONOMIC RETURN OR THE TAX CONSEQUENCES TO INVESTORS THAT ACQUIRE THE SHARES. EACH PROSPECTIVE SUBSCRIBER, AT HIS OWN EXPENSE, SHOULD CONSULT HIS OWN COUNSEL, ACCOUNTANTS AND OTHER ADVISORS CONCERNING THE LEGAL, TAX, INVESTMENT, FINANCIAL RISKS AND MERITS OF AN INVESTMENT IN THE SHARES, AND OTHER CONSIDERATIONS REGARDING A PURCHASE BY SUCH PROSPECTIVE SUBSCRIBER OF THE SECURITIES OFFERED HEREBY.

NOTE: POTENTIAL INVESTORS ARE ENCOURAGED TO HAVE THEIR OWN PERSONAL TAX CONSULTANT CONTACT THE TAX ADVISOR NOTED ABOVE, IF ANY, TO REVIEW DETAILS OF THE TAX BENEFITS AND THE EXTENT THAT THE BENEFITS WOULD BE AVAILABLE AND ADVANTAGEOUS TO THE PARTICULAR INVESTOR.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Fenrir's management is that convinced the biggest adverse factor facing the Company today is delay. Each day the Company is not out marketing and selling its superior products is another day of lost sales and another day where a competitive technology could be developed that would seriously hamper our future success.

FINANCIAL STATEMENTS

46. Financial statements for the last fiscal year and unaudited financial statements for any interim periods thereafter.

The twenty-four pages following present the independent accountant's review reports for the fiscal years ending December 31, 2000 and 1999, as well as the first half of the current fiscal year, the period ending June 30, 2001.

The ten pages following the independent accountant's reports constitute an internally prepared report for the fiscal year ending December 31, 2001.

Each report is comprised of an Accountant's Review Report, Statements of Financial Position, Statements of Operations, Statements of Stockholders' Equity, Statements of Cash Flows and Notes to Financial Statements all of which should be considered in their entirety in order to be fully understood.

---

(40) Although no such plans or options currently exist or are planned, the statement is intended to provide access to such should they ever be entered into or given by the Company.

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

FINANCIAL STATEMENTS

December 31, 2000 and 1999

GNADE & ASSOCIATES

GNADE & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS
24 BEECHWOOD ROAD
SUMMIT, NJ 07901
(908) 522-0081
(908) 522-0130 (FAX)

MEMBER OF THE AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Fenrir Industries, Inc.

We have reviewed the accompanying statement of financial position of Fenrir Industries, Inc. (a development stage company) as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Fenrir Industries, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Financial information included within the accompanying financial statements covering the period from inception (September 1, 1992) through December 31, 1998 was compiled by us. A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the September 1, 1992 through December 31, 1998 financial information and, accordingly, do not express an opinion or any other form of assurance on the financial information included within which was extracted from those periods.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Gnade & Associates

October 22, 2001

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statements of Financial Position

	December 31, 2000	December 31, 1999
ASSETS		
CURRENT ASSETS:		
Cash	$ 2,164	$ 4,329
Accounts receivable	-0-	1,850
Loans receivable-officers and shareholders	-0-	37,153
Inventory	52,077	66,484
	54,241	109,816
FIXED ASSETS:		
Equipment	23,357	23,357
Less: Accumulated depreciation	23,357	23,357
	-0-	-0-
OTHER ASSETS:		
Security deposits	894	894
TOTAL ASSETS	$ 55,135	$ 110,710
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 23,196	$ 32,270
Accrued interest payable	204,152	155,086
Loans payable-shareholder	191,319	224,216
Notes payable	117,500	117,500
TOTAL LIABILITIES	536,167	529,072
STOCKHOLDERS' EQUITY (DEFICIT):		
Common stock - $.01 par; 20,000 shares authorized; 5,594 and 5,415 shares issued and outstanding as of December 31,2000 and 1999 respectively	56	54
Additional paid in capital	226,654	187,276
Deficit accumulated during the development stage	(707,742)	(605,692)
TOTAL STOCKHOLDERS' DEFICIT	(481,032)	(418,362)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 55,135	$ 110,710

See Accountant's Review Report and Notes to Financial Statements

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statements of Operations

	Years Ending December 31, 2000	Years Ending December 31, 1999	09/01/92 (Inception) through 12/31/2000
REVENUES:			
Sales	$ 7,014	$ 19,124	$ 84,326
Interest income	265	2	2,514
Total Revenues	7,279	19,126	86,840
COST OF SALES:			
Beginning inventory	66,484	74,553	-0-
Material and supplies	2,021	18,353	101,339
Labor	-0-	7,280	110,281
Freight	372	342	2,516
	68,877	101,068	214,136
Less: ending inventory	52,077	66,484	52,077
Total Cost of Sales	16,800	34,584	162,059
Gross Profit (Loss)	(9,521)	(15,458)	(75,219)
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES:			
Salaries and related taxes	-0-	-0-	56,628
Rent	6,184	5,610	55,359
Communications	3,645	3,933	35,037
Insurance	11,587	14,909	53,951
Office supplies and expenses	7,214	5,936	57,470
Travel and entertainment	1,079	167	28,639
Advertising and marketing expenses	9,452	6,612	65,301
Research and development expenses	175	-0-	13,444
Professional fees	1,250	2,683	27,156
Interest	51,693	44,469	214,181
Depreciation	-0-	-0-	23,357
Total Operating, General And Administrative Expenses	92,279	84,319	630,523
Loss Before Provision for Income Taxes	(101,800)	(99,777)	(705,742)
PROVISION FOR INCOME TAXES:			
Corporate income tax	250	250	2,000
Net Loss	$ (102,050)	$ (100,027)	$ (707,742)
Earnings Per Common Share	$ (.19)	$ (.18)	$ (1.39)

See Accountant's Review Report and Notes to Financial Statements

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statement of Stockholders' Equity (Deficit)

From Inception (September 1, 1992) through December 31, 2000

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
December 9, 1992 initial sale of 4,400 shares of $.01 par common stock	$ 44	$ 9,984		$ 10,028
Net loss incurred during the development stage from inception (September 1, 1992) to December 31, 1992			$ (6,000)	(6,000)
January 15, 1993 - sale of an additional 75 shares of $.01 par common stock	1	4,999		5,000
May 27, 1993 - sale of an additional 112 shares of $.01 par common stock	1	14,999		15,000
November 20, 1993 - sale of an additional 24 shares of $.01 par common stock	-0-	3,133		3,133
Net loss incurred during the development stage from January 1, 1993 to December 31. 1993			(23,446)	(23,446)
March 12, 1994 - sale of an additional 50 shares of $.01 par common stock	1	7,529		7,530
March 31, 1994 - sale of an additional 19 shares of $.01 par common stock	-0-	2,533		2,533
June 6, 1994 - sale of an additional 75 shares of $.01 par common stock	1	15,059		15,060
September 30, 1994 - sale of an additional 124 shares of $.01 par common stock	1	24,898		24,899
Net loss incurred during the development stage from January 1, 1994 to December 31, 1994			(49,269)	(49,269)
October 25, 1995 - sale of an additional 127 shares of $.01 par common stock	1	25,145		25,146
October 27, 1995 - sale of an additional 50 shares of $.01 par common stock	1	9,899		9,900
	$ 51	$ 118,178	$ (78,715)	$ 39,514

See Accountant's Review Report and Notes to Financial Statements

GNADE & ASSOCIATES

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statement of Stockholders' Equity (Deficit)

From Inception (September 1, 1992) through December 31, 2000

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances Forward	$ 51	$ 118,178	$ (78,715)	$ 39,514
Net loss incurred during the development stage from January 1, 1995 to December 31, 1995			(139,842)	(139,842)
Net loss incurred during the development stage from January 1, 1996 to December 31, 1996			(54,108)	(54,108)
January 28, 1997 - sale of an additional 137 shares of $.01 par common stock	1	29,999		30,000
February 28, 1997 - sale of an additional 100 shares of $.01 par common stock	1	21,999		22,000
March 31, 1997 - sale of an additional 50 shares of $.01 par common stock	1	10,999		11,000
April 24, 1997 - sale of an additional 5 shares of $.01 par common stock	-0-	1,100		1,100
September 22, 1997 - sale of an additional 22 shares of $.01 par common stock	-0-	5,000		5,000
Net loss incurred during the development stage from January 1,1997 to December 31, 1997			(104,417)	(104,417)
April 23, 1998 - sale of an additional 45 shares of $.01 par common stock	-0-	1		1
Net loss incurred during the development stage from January 1, 1998 to December 31, 1998			(128,583)	(128,583)
Net loss incurred during the development stage from January 1, 1999 to December 31, 1999			(100,027)	(100,027)
BALANCES - DECEMBER 31, 1999	54	187,276	(605,692)	(418,362)
May 25, 2000 - sale of an additional 50 shares of $.01 par common stock	1	10,999		11,000
	$ 55	$ 198,275	$(605,692)	$ (407,362)

See Accountant's Review Report and Notes to Financial Statements

GNADE & ASSOCIATES

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statements of Cash Flows

	Years Ending December 31, 2000	Years Ending December 31, 1999	09/01/92 (Inception) through 12/31/2000
Cash Flows from Operating Activities:			
Net Loss	$ (102,050)	$ (100,027)	$ (707,742)
Adjustment to reconcile net loss to net cash used in operating activities:			
Depreciation	-0-	-0-	23,357
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	1,850	(1,850)	-0-
(Increase) decrease in inventory	14,407	8,069	(52,077)
Increase in security deposits	-0-	-0-	(894)
Increase (decrease) in accounts payable	(9,074)	994	23,196
Increase in accrued interest payable	49,066	41,581	204,152
Net Cash Used in Operating Activities	(45,801)	(51,233)	(510,008)
Cash Flows from Investing Activities:			
Loans to officers and shareholders	(9,765)	(1,844)	(46,918)
Capital Expenditures	-0-	-0-	(23,357)
Net Cash Provided by (used in) Investing Activities	(9,765)	(1,844)	(70,275)
Cash Flows from Financing Activities:			
Proceeds from borrowings	14,021	56,252	355,737
Proceeds from issuance of common stock	2	-0-	56
Contributions of additional paid in capital	39,378	-0-	226,654
Net Cash Provided by Financing Activities	53,401	56,252	582,447
Net Increase (decrease) in Cash	(2,165)	3,175	2,164
Cash at Beginning of Periods	4,329	1,154	-0-
Cash at End of Periods	$ 2,164	$ 4,329	$ 2,164

See Accountant's Review Report and Notes to Financial Statements

GNADE & ASSOCIATES

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statement of Stockholders' Equity (Deficit)

From Inception (September 1, 1992) through December 31, 2000

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances Forward	$ 55	$ 198,275	$(605,692)	$ (407,362)
June 28, 2000 - sale of an additional 90 shares of $.01 par common stock	1	19,799		19,800
June 30, 2000 - sale of an additional 39 shares of $.01 par common stock	-0-	8,580		8,580
Net loss incurred during the development stage from January 1, 2000 to December 31, 2000			(102,050)	(102,050)
BALANCES - DECEMBER. 31, 2000	$ 56	$ 226,654	$(707,742)	$ (481,032)

See Accountant's Review Report and Notes to Financial Statements

GNADE & ASSOCIATES

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Notes to Financial Statements

December 31, 2000 and 1999

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Fenrir Industries, Inc. (the "Company") was incorporated in the State of Connecticut on September 1, 1992. The Company was formed to design, manufacture and market enforcement, demolition and protective equipment to be utilized primarily by law enforcement, fire fighting and military agencies.

The Company is in the development stage and its efforts through December 31, 2000 have been principally devoted to organizational activities, raising capital and research and development efforts.

Significant Accounting Policies:

Basis of Accounting -

The Company prepares its financial statements using the accrual basis of accounting. Accordingly, all revenues are recorded when earned and all costs and expenses are recorded when incurred.

Fixed Assets and Depreciation -

Fixed assets are recorded at cost. Depreciation has been provided using accelerated methods over the estimated useful lives of the respective assets.

Basis of Inventory Valuation and Method of Determining Cost -

Inventories are stated at the lower of cost determined by the specific identification of cost method or market.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - LOANS RECEIVABLE - OFFICERS AND SHAREHOLDERS:

From inception through December 31, 2000, the Company provided advances to certain officers and shareholders. On December 31, 2000 those outstanding advances were repaid, as more fully described in Note 3.

NOTE 3 - LOANS PAYABLE - SHAREHOLDER:

From inception through December 31, 2000, one of the original shareholders provided loans to the Company totaling $238,237 to assist in satisfying its cash flow needs. On May 1, 2001, the shareholder agreed to reclassify $46,918 of these loans, effective December 31, 2000, as repayment of advances made to officers and shareholders, as described in Note 2.

NOTE 4 - NOTES PAYABLE:

On November 27 and December 30, 1994, the Company issued two notes in the amount of $110,000 and $7,500, respectively, with interest rates of 18%. Both of these notes are payable on demand. Although the notes provide for monthly interest payments to commence on the first anniversary of each loan, the Company has not made any payments as of December 31, 2000. The Company has provided any and all of its manufacturing and licensing rights to products as collateral for these loans.

NOTE 5 - SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION:

Supplemental Cash Flow Information:

The following amounts were paid and included within the statement of cash flows during the following periods:

	Years Ending		09/01/92 (Inception) through 12/31/00
	December 31, 2000	December 31, 1999	
Interest	$ 2,627	$ 2,888	$ 10,029
Income Taxes	$ 250	$ 250	$ 2,000

Supplemental Noncash Investing and Financing Activities:

Effective December 31, 2000, monies previously received as loans from one of the original shareholders were reclassified as repayment of advances to officers and shareholders, as more fully described in notes 2 and 3.

NOTE 6 - EARNINGS PER COMMON SHARE:

Earnings per common share are computed by dividing net income (loss) by the average number of restated Common shares outstanding during the year. The weighted average number of restated Common shares outstanding during the year ended December 31, 2000 were approximately 551,090, approximately 541,500 during the year ended December 31,1999 and approximately 508,300 during the period from September 1, 1992 through December 31, 2000.

NOTE 7 - INCOME TAXES:

At December 31, 2000, the Company has an operating loss carry forward for tax purposes of approximately $700,000, which expires through 2020. The Company has fully reserved the tax benefit of the operating loss carry forward, because the likelihood of realization of the benefit cannot be established.

The Internal Revenue Code contains provisions which may limit the loss carry forwards available if significant changes in stockholder ownership of the Company occur.

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Notes to Financial Statements

December 31, 2000 and 1999
(cont'd)

NOTE 8 - SUBSEQUENT EVENTS:

On February 28, 2001, the Company filed with the Secretary of State of Connecticut an amendment to its Certificate of Incorporation providing for a change in its capital structure. Effective as of that date, the total authorized shares of common stock was increased from 20,000 to 2,000,000. At that time, each shareholder of record was issued additional shares of the Company's stock to effectuate a 100 for 1 stock split, which was approved by the Company on June 26, 2000.

NOTE 9 - UNCERTAINTY - GOING CONCERN:

The Company's continued existence is dependent upon its ability to resolve its liquidity problems, principally by obtaining additional debt financing and/or equity capital. While pursuing additional debt and equity funding, the Company must continue to operate on limited cash flows generated internally. The Company has experienced a net loss from continuing operations for the years ending December 31, 2000 and 1999 in the amounts of $102,050 and $100,027 respectively, and an overall loss from inception (September 1, 1992) through December 31, 2000 in the amount of $707,742.

The Company is currently in the process of initiating a public offering of securities under Regulation A to raise up to $5,000,000 of working capital from the sale of its common stock. Upon receipt of these proceeds, the Company intends to further its product development, hire additional personnel, expand its facilities and begin extensive marketing and sales efforts in pursuit of its original goals.

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

FINANCIAL STATEMENTS

June 30, 2001

GNADE & ASSOCIATES

GNADE & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS
24 BEECHWOOD ROAD
SUMMIT, NJ 07901
(908) 522-0081
(908) 522-0130 (FAX)

MEMBER OF THE AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Fenrir Industries, Inc.

We have reviewed the accompanying statement of financial position of Fenrir Industries, Inc. (a development stage company) as of June 30, 2001, and the related statements of operations, stockholders' equity and cash flows for the six month period then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Fenrir Industries, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Financial information included within the accompanying financial statements covering the period from inception (September 1, 1992) through December 31, 1998 was compiled by us. A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the September 1, 1992 through December 31, 1998 financial information and, accordingly, do not express an opinion or any other form of assurance on the financial information included within which was extracted from those periods.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Gnade & Associates

October 22, 2001

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statement of Financial Position

As of June 30, 2001

ASSETS

CURRENT ASSETS:		
Cash	$	3,185
Accounts receivable		7,115
Inventory		50,958
		61,258
FIXED ASSETS:		
Equipment		23,357
Less: Accumulated depreciation		23,357
		-0-
OTHER ASSETS:		
Security deposits		894
TOTAL ASSETS	$	62,152

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	28,290
Accrued interest payable		233,101
Loans payable-shareholder		210,671
Notes payable		117,500
TOTAL LIABILITIES		589,562
STOCKHOLDERS' EQUITY (DEFICIT):		
Common stock - $0.01 par; 2,000,000 shares authorized; 559,400 shares issued and outstanding		56
Additional paid in capital		226,654
Deficit accumulated during the development stage		(754,120)
TOTAL STOCKHOLDERS' DEFICIT		(527,410)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	62,152

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statements of Operations

	Six Month Period ended 6/30/2001	09/01/92 (Inception) through 6/30/2001
REVENUES:		
Sales	$ 9,277	$ 93,603
Interest income	7	2,521
Total Revenues	9,284	96,124
COST OF SALES:		
Beginning inventory	52,077	-0-
Material and supplies	2,396	103,735
Labor	-0-	110,281
Freight	107	2,623
	54,580	216,639
Less: ending inventory	50,958	50,958
Total Cost of Sales	3,622	165,681
Gross Profit (Loss)	5,662	(69,557)
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Salaries and related taxes	-0-	56,628
Rent	3,060	58,419
Communications	1,570	36,607
Insurance	6,548	60,499
Office supplies and expenses	7,436	64,906
Travel and entertainment	169	28,808
Advertising and marketing expenses	654	65,955
Research and development expenses	-0-	13,444
Professional fees	1,919	29,075
Interest	30,434	244,615
Depreciation	-0-	23,357
Total Operating, General And Administrative Expenses	51,790	682,313
Loss Before Provision for Income Taxes	(46,128)	(751,870)
PROVISION FOR INCOME TAXES:		
Corporate income tax	250	2,250
Net Loss	$ (46,378)	$ (754,120)
Earnings Per Common Share	$ (.08)	$ (1.47)

See Accountant's Review Report and Notes to Financial Statements

GNADE & ASSOCIATES

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statement of Stockholders' Equity (Deficit)

From Inception (September 1, 1992) through June 30, 2001

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
December 9, 1992 initial sale of 4,400 shares of $.01 par common stock	$ 44	$ 9,984		$ 10,028
Net loss incurred during the development stage from inception (September 1, 1992) to December 31, 1992			$ (6,000)	(6,000)
January 15, 1993 - sale of an additional 75 shares of $.01 par common stock	1	4,999		5,000
May 27, 1993 - sale of an additional 112 shares of $.01 par common stock	1	14,999		15,000
November 20, 1993 - sale of an additional 24 shares of $.01 par common stock	-0-	3,133		3,133
Net loss incurred during the development stage from January 1, 1993 to December 31, 1993			(23,446)	(23,446)
March 12, 1994 - sale of an additional 50 shares of $.01 par common stock	1	7,529		7,530
March 31, 1994 - sale of an additional 19 shares of $.01 par common stock	-0-	2,533		2,533
June 6, 1994 - sale of an additional 75 shares of $.01 par common stock	1	15,059		15,060
September 30, 1994 - sale of an additional 124 shares of $.01 par common stock	1	24,898		24,899
Net loss incurred during the development stage from January 1, 1994 to December 31, 1994			(49,269)	(49,269)
October 25, 1995 - sale of an additional 127 shares of $.01 par common stock	1	25,145		25,146
October 27, 1995 - sale of an additional 50 shares of $.01 par common stock	1	9,899		9,900
	$ 51	$ 118,178	$ (78,715)	$ 39,514

See Accountant's Review Report and Notes to Financial Statements

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statement of Stockholders' Equity (Deficit)

From Inception (September 1, 1992) through June 30, 2001

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances Forward	$ 51	$ 118,178	$ (78,715)	$ 39,514
Net loss incurred during the development stage from January 1, 1995 to December 31, 1995			(139,842)	(139,842)
Net loss incurred during the development stage from January 1, 1996 to December 31, 1996			(54,108)	(54,108)
January 28, 1997 - sale of an additional 137 shares of $.01 par common stock	1	29,999		30,000
February 28, 1997 - sale of an additional 100 shares of $.01 par common stock	1	21,999		22,000
March 31, 1997 - sale of an additional 50 shares of $.01 par common stock	1	10,999		11,000
April 24, 1997 - sale of an additional 5 shares of $.01 par common stock	-0-	1,100		1,100
September 22, 1997 - sale of an additional 22 shares of $.01 par common stock	-0-	5,000		5,000
Net loss incurred during the development stage from January 1,1997 to December 31, 1997			(104,417)	(104,417)
April 23, 1998 - sale of an additional 45 shares of $.01 par common stock	-0-	1		1
Net loss incurred during the development stage from January 1, 1998 to December 31, 1998			(128,583)	(128,583)
Net loss incurred during the development stage from January 1, 1999 to December 31, 1999			(100,027)	(100,027)
May 25, 2000 - sale of an additional 50 shares of $.01 par common stock	1	10,999		11,000
	$ 55	$ 198,275	$(605,692)	$ (407,362)

See Accountant's Review Report and Notes to Financial Statements

GNADE & ASSOCIATES

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statement of Stockholders' Equity (Deficit)

From Inception (September 1, 1992) through June 30, 2001

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances Forward	$ 55	$ 198,275	$(605,692)	$ (407,362)
June 28, 2000 - sale of an additional 90 shares of $.01 par common stock	1	19,799		19,800
June 30, 2000 - sale of an additional 39 shares of $.01 par common stock	-0-	8,580		8,580
Net loss incurred during the development stage from January 1, 2000 to December 31, 2000			(102,050)	(102,050)
Net loss incurred during the development stage from January 1, 2001 to June 30, 2001			(46,378)	(46,378)
BALANCES - JUNE 30, 2001	$ 56	$ 226,654	$(754,120)	$ (527,410)

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Statement of Cash Flows

	Six Month Period ended June 30, 2001	09/01/92 (Inception) through 6/30/2001
Cash Flows from Operating Activities:		
Net Loss	$ (46,378)	$ (754,120)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation	-0-	23,357
Changes in assets and liabilities:		
Increase in accounts receivable	(7,115)	(7,115)
(Increase) decrease in inventory	1,119	(50,958)
Increase in security deposits	-0-	(894)
Increase in accounts payable	5,094	28,290
Increase in accrued interest payable	28,949	233,101
Net Cash Used in Operating Activities	(18,331)	(528,339)
Cash Flows from Investing Activities:		
Loans to officers and shareholders	-0-	(46,918)
Capital Expenditures	-0-	(23,357)
Net Cash Used in Investing Activities	-0-	(70,275)
Cash Flows from Financing Activities:		
Proceeds from borrowings	19,352	375,089
Proceeds from issuance of common stock	-0-	56
Contributions of additional paid in capital	-0-	226,654
Net Cash Provided by Financing Activities	19,352	601,799
Net Increase in Cash	1,021	3,185
Cash at Beginning of Periods	2,164	-0-
Cash at End of Periods	$ 3,185	$ 3,185

See Accountant's Review Report and Notes to Financial Statements

GNADE & ASSOCIATES

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Notes to Financial Statements

June 30, 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Fenrir Industries, Inc. (the "Company") was incorporated in the State of Connecticut on September 1, 1992. The Company was formed to design, manufacture and market enforcement, demolition and protective equipment to be utilized primarily by law enforcement, fire fighting and military agencies.

The Company is in the development stage and its efforts through June 30, 2001 have been principally devoted to organizational activities, raising capital and research and development efforts.

Significant Accounting Policies:

Basis of Accounting -

The Company prepares its financial statements using the accrual basis of accounting. Accordingly, all revenues are recorded when earned and all costs and expenses are recorded when incurred.

Fixed Assets and Depreciation -

Fixed assets are recorded at cost. Depreciation has been provided using accelerated methods over the estimated useful lives of the respective assets.

Basis of Inventory Valuation and Method of Determining Cost -

Inventories are stated at the lower of cost determined by the specific identification of cost method or market.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NOTES PAYABLE:

On November 27 and December 30, 1994, the Company issued two notes in the amount of $110,000 and $7,500, respectively, with interest rates of 18%. Both of these notes are payable on demand. Although the notes provide for monthly interest payments to commence on the first anniversary of each loan, the Company has not made any payments as of June 30, 2001. The Company has provided any and all of its manufacturing and licensing rights to products as collateral for these loans.

NOTE 3 - SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION:

Supplemental Cash Flow Information:

The following amounts were paid and included within the statement of cash flows during the following periods:

	Six Month Period ended 6/30/01	09/01/92 (Inception) through 6/30/01
Interest	$ 1,486	$ 11,515
Income Taxes	$ 250	$ 2,250

Supplemental Noncash Investing and Financing Activities:

Effective December 31, 2000, monies previously received as loans from one of the original shareholders in the amount of $46,918.00 were reclassified as repayment of advances to officers and shareholders.

NOTE 4 - INCOME TAXES:

At June 30, 2001, the Company has an operating loss carry forward for tax purposes of approximately $750,000, which expires through 2021. The Company has fully reserved the tax benefit of the operating loss carry forward, because the likelihood of realization of the benefit cannot be established.

The Internal Revenue Code contains provisions which may limit the loss carry forwards available if significant changes In stockholder ownership of the Company occur.

NOTE 5 - COMMON STOCK:

On February 28, 2001, the Company filed with the Secretary of State of Connecticut an amendment to its Certificate of Incorporation providing for a change in its capital structure. Effective as of that date, the total authorized shares of common stock was increased from 20,000 to 2,000,000. At that time, each shareholder of record was issued additional shares of the Company's stock to effectuate a 100 for 1 stock split, which was approved by the Company on June 26, 2000.

NOTE 6 - EARNINGS PER COMMON SHARE:

Earnings per common share are computed by dividing net income (loss) by the average number of restated Common shares outstanding during the year. The weighted average number of restated Common shares outstanding during the period ended June 30, 2001 were approximately 559,400 and approximately 511,140 during the period from September 1, 1992 through June 30, 2001.

NOTE 7 - UNCERTAINTY - GOING CONCERN:

The Company's continued existence is dependent upon its ability to resolve its liquidity problems, principally by obtaining additional debt financing and/or equity capital. While pursuing additional debt and equity funding, the Company must continue to operate on limited cash flows generated internally. The Company has experienced a net loss from continuing operations for the six month period ending June 30, 2001 of $46,378, and an overall loss from inception (September 1, 1992) through June 30, 2001 in the amount of $754,120.

The Company is currently in the process of initiating a public offering of securities under Regulation A to raise up to $5,000,000 of working capital from the sale of its common stock. Upon receipt of these proceeds, the Company intends to further its product development, hire additional personnel, expand its facilities and begin extensive marketing and sales efforts in pursuit of its original goals.

FENRIR INDUSTRIES, INC.

(a development stage enterprise)

Internally Prepared

INTERIM FINANCIAL STATEMENTS

December 31, 2001

FENRIR INDUSTRIES, INC.

(A developmental stage enterprise)

Statement of Financial Position

INTERNALLY PREPARED INTERIM STATEMENT

As of December 31, 2001

ASSETS

CURRENT ASSETS:		
Cash	$	943
Accounts receivable		2,200
Inventory		47,210
		50,353
FIXED ASSETS:		
Equipment		23,357
Less: Accumulated depreciation		23,357
		-0-
OTHER ASSETS:		
Security deposits		894
TOTAL ASSETS	$	51,247

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	33,655
Accrued interest payable		263,553
Loans payable-shareholder		218,421
Notes payable		131,500
TOTAL LIABILITIES		647,129
STOCKHOLDERS' EQUITY (DEFICIT):		
Common stock - $0.01 par; 2,000,000 shares authorized; 559,400 shares issued and outstanding		56
Additional paid in capital		226,654
Deficit accumulated during the development stage		(822,592)
TOTAL STOCKHOLDERS' DEFICIT		(595,882)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	51,247

See Notes to Interim Financial Statements

FENRIR INDUSTRIES, INC.

(A developmental stage enterprise)

Statements of Operations

INTERNALLY PREPARED INTERIM STATEMENT AS OF December 31, 2001

	Year Ending 12/31/2001
REVENUES:	
Sales	$ 12,640
Interest income	10
Total Revenues	12,650
COST OF SALES:	
Beginning inventory	52,077
Material and supplies	7,166
Labor	175
Freight	222
	59,640
Less: ending inventory	47,210
Total Cost of Sales	12,340
Gross Profit (Loss)	220
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES:	
Salaries and related taxes	-0-
Rent	6,120
Communications	2,829
Insurance	17,906
Office supplies and expenses	17,474
Travel and entertainment	247
Advertising and marketing expenses	2,629
Research and development expenses	-0-
Professional fees	4,838
Interest	62,777
Depreciation	-0-
Total Operating, General And Administrative Expenses	114,820
Loss Before Provision for Income Taxes	(114,600)
PROVISION FOR INCOME TAXES:	
Corporate income tax	250
Net Loss	$ (114,850)
Earnings Per Common Share	$ (.21)

See Notes to Interim Financial Statements

FENRIR INDUSTRIES, INC.

(A developmental stage enterprise)

Internally Prepared Statement of Stockholders' Equity (Deficit)

From Inception (September 1, 1992) through December 31, 2001

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
December 9, 1992 initial sale of 4,400 shares of $.01 par common stock	$ 44	$ 9,984		$ 10,028
Net loss incurred during the development stage from inception (September 1, 1992) to December 31, 1992			$ (6,000)	(6,000)
January 15, 1993 - sale of an additional 75 shares of $.01 par common stock	1	4,999		5,000
May 27, 1993 - sale of an additional 112 shares of $.01 par common stock	1	14,999		15,000
November 20, 1993 - sale of an additional 24 shares of $.01 par common stock	-0-	3,133		3,133
Net loss incurred during the development stage from January 1, 1993 to December 31, 1993			(23,446)	(23,446)
March 12, 1994 - sale of an additional 50 shares of $.01 par common stock	1	7,529		7,530
March 31, 1994 - sale of an additional 19 shares of $.01 par common stock	-0-	2,533		2,533
June 6, 1994 - sale of an additional 75 shares of $.01 par common stock	1	15,059		15,060
September 30, 1994 - sale of an additional 124 shares of $.01 par common stock	1	24,898		24,899
Net loss incurred during the development stage from January 1, 1994 to December 31, 1994			(49,269)	(49,269)
October 25, 1995 - sale of an additional 127 shares of $.01 par common stock	1	25,145		25,146
October 27, 1995 - sale of an additional 50 shares of $.01 par common stock	1	9,899		9,900
	$ 51	$ 118,178	$ (78,715)	$ 39,514

See Notes to Interim Financial Statements

FENRIR INDUSTRIES, INC.

(A developmental stage enterprise)

Internally Prepared Statement of Stockholders' Equity (Deficit)

From Inception (September 1, 1992) through December 31, 2001

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances Forward	$ 51	$ 118,178	$ (78,715)	$ 39,514
Net loss incurred during the development stage from January 1, 1995 to December 31, 1995			(139,842)	(139,842)
Net loss incurred during the development stage from January 1, 1996 to December 31, 1996			(54,108)	(54,108)
January 28, 1997 - sale of an additional 137 shares of $.01 par common stock	1	29,999		30,000
February 28, 1997 - sale of an additional 100 shares of $.01 par common stock	1	21,999		22,000
March 31, 1997 - sale of an additional 50 shares of $.01 par common stock	1	10,999		11,000
April 24, 1997 - sale of an additional 5 shares of $.01 par common stock	-0-	1,100		1,100
September 22, 1997 - sale of an additional 22 shares of $.01 par common stock	-0-	5,000		5,000
Net loss incurred during the development stage from January 1,1997 to December 31, 1997			(104,417)	(104,417)
April 23, 1998 - sale of an additional 45 shares of $.01 par common stock	-0-	1		1
Net loss incurred during the development stage from January 1, 1998 to December 31, 1998			(128,583)	(128,583)
Net loss incurred during the development stage from January 1, 1999 to December 31, 1999			(100,027)	(100,027)
May 25, 2000 - sale of an additional 50 shares of $.01 par common stock	1	10,999		11,000
	$ 55	$ 198,275	$(605,692)	$ (407,362)

See Notes to Interim Financial Statements

FENRIR INDUSTRIES, INC.

(A developmental stage enterprise)

Internally Prepared Statement of Stockholders' Equity (Deficit)

From Inception (September 1, 1992) through December 31, 2001

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances Forward	$ 55	$ 198,275	$(605,692)	$ (407,362)
June 28, 2000 - sale of an additional 90 shares of $.01 par common stock	1	19,799		19,800
June 30, 2000 - sale of an additional 39 shares of $.01 par common stock	-0-	8,580		8,580
Net loss incurred during the development stage from January 1, 2000 to December 31, 2000			(102,050)	(102,050)
Net loss incurred during the development stage from January 1, 2001 to December 31, 2001			(114,850)	(114,850)
BALANCES - DECEMBER 31, 2001	$ 56	$ 226,654	$(822,592)	$ (595,882)

See Notes to Interim Financial Statements

FENRIR INDUSTRIES, INC.

(A developmental stage enterprise)

Statement of Cash Flows

INTERNALLY PREPARED INTERIM STATEMENT AS OF December 31, 2001

	Year Ending December 31, 2001
Cash Flows from Operating Activities:	
Net Loss	$ (114,850)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	-0-
Changes in assets and liabilities:	
Increase in accounts receivable	(2,200)
(Increase) decrease in inventory	4,867
Increase in security deposits	-0-
Increase in accounts payable	10,459
Increase in accrued interest payable	59,401
Net Cash Used in Operating Activities	(42,323)
Cash Flows from Investing Activities:	
Loans to officers and shareholders	-0-
Capital Expenditures	-0-
Net Cash Used in Investing Activities	-0-
Cash Flows from Financing Activities:	
Proceeds from borrowings	41,102
Proceeds from issuance of common stock	-0-
Contributions of additional paid in capital	-0-
Net Cash Provided by Financing Activities	41,102
Net Increase in Cash	(1,221)
Cash at Beginning of Periods	2,164
Cash at End of Periods	$ 943

See Notes to Interim Financial Statements

FENRIR INDUSTRIES, INC.

(A developmental stage enterprise)

Notes to Internally Prepared Interim Statements

December 31, 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Fenrir Industries, Inc. (the "Company") was incorporated in the State of Connecticut on September 1, 1992. The Company was formed to design, manufacture and market enforcement, demolition and protective equipment to be utilized primarily by law enforcement, fire fighting and military agencies.

The Company is in the development stage and its efforts through December 31, 2001 have been principally devoted to organizational activities, raising capital and research and development efforts.

Significant Accounting Policies:

Basis of Accounting -

The Company prepares its financial statements using the accrual basis of accounting. Accordingly, all revenues are recorded when earned and all costs and expenses are recorded when incurred.

Fixed Assets and Depreciation -

Fixed assets are recorded at cost. Depreciation has been provided using accelerated methods over the estimated useful lives of the respective assets.

Basis of Inventory Valuation and Method of Determining Cost -

Inventories are stated at the lower of cost determined by the specific identification of cost method or market.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NOTES PAYABLE:

On November 27 and December 30, 1994, the Company issued two notes in the amount of $110,000 and $7,500, respectively, with interest rates of 18%. Both of these notes are payable on demand. Although the notes provide for monthly interest payments to commence on the first anniversary of each loan, the Company has not made any payments as of December 31, 2001. The Company has provided any and all of its manufacturing and licensing rights to products as collateral for these loans.

On September 27 and October 15, 2001, the Company issued two notes in the amount of $7,000 each, with interest rates of 18%. Both notes are payable upon the Company placing 10% of it's Regulation A filing (i.e., raising $500,000 of proceeds) and both are unsecured.

FENRIR INDUSTRIES, INC.

(A developmental stage enterprise)

Notes to Interim Financial Statements

December 31, 2001
(cont'd)

NOTE 3 - SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION:

Supplemental Cash Flow Information:

The following amounts were paid and included within the statement of cash flows during the following periods:

	Year ending 12/31/01
Interest	$ 3,258
Income Taxes	$ 250

Supplemental Noncash Investing and Financing Activities:

Effective December 31, 2000, monies previously received as loans from one of the original shareholders in the amount of $46,918.00 were reclassified as repayment of advances to officers and shareholders.

NOTE 4 - INCOME TAXES:

At December 31, 2001, the Company has an operating loss carry forward for tax purposes of approximately $820,000, which expires through 2021. The Company has fully reserved the tax benefit of the operating loss carry forward, because the likelihood of realization of the benefit cannot be established.

The Internal Revenue Code contains provisions which may limit the loss carry forwards available if significant changes In stockholder ownership of the Company occur.

NOTE 5 - COMMON STOCK:

On February 28, 2001, the Company filed with the Secretary of State of Connecticut an amendment to its Certificate of Incorporation providing for a change in its capital structure. Effective as of that date, the total authorized shares of common stock was increased from 20,000 to 2,000,000. At that time, each shareholder of record was issued additional shares of the Company's stock to effectuate a 100 for 1 stock split, which was approved by the Company on June 26, 2000.

NOTE 6 - EARNINGS PER COMMON SHARE:

Earnings per common share are computed by dividing net income (loss) by the average number of Common shares outstanding during the year. The weighted average number of restated Common shares outstanding during the period ended December 31, 2001 were approximately 559,400.

FENRIR INDUSTRIES, INC.

(A developmental stage enterprise)

Notes to Interim Financial Statements

December 31, 2001
(cont'd)

NOTE 7 - UNCERTAINTY - GOING CONCERN:

The Company's continued existence is dependent upon its ability to resolve its liquidity problems, principally by obtaining additional debt financing and/or equity capital. While pursuing additional debt and equity funding, the Company must continue to operate on limited cash flows generated internally. The Company has experienced a net loss from continuing operations for the year ending December 31, 2001 of $114,850, and an overall loss from inception (September 1, 1992) through December 31, 2001 in the amount of $822,592.

The Company is currently in the process of initiating a public offering of securities under Regulation A to raise up to $5,000,000 of working capital from the sale of its common stock. Upon receipt of these proceeds, the Company intends to further its product development, hire additional personnel, expand its facilities and begin extensive marketing and sales efforts in pursuit of its original goals.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

NOTE: *The following discussion and analysis should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Offering Circular.*

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

DEVELOPMENT STAGE ENTITY

Since inception, the Company's development stage operations have consisted primarily of the design, development, testing and evaluation of its law enforcement equipment.

The Company's accounting system has not been sophisticated enough to fully ascertain what portion of expenditures were research and development and what portion was from continuing operations. Management believes that fully 60% to 80% of the expenditures to date have been for development.

The Company has incurred net losses for each period since its inception. The Company expects operating losses to continue until such time, if ever, as the Company's products achieve sufficient market acceptance to generate significant sales. See "Risk Factors -- Limited Operating History; Losses" and "Risk Factors -- New Technology Uncertainties; Market Acceptance Uncertain."

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company's expenses have exceeded gross profits from Sales. Operations have been funded primarily from advances from one shareholder, the issuance of notes, and the sale of common stock. Cash provided by financing activities from inception through December 31, 2001 is comprised of loans from shareholder of approximately $218,421, the sale of common stock of approximately $226,710, and the issuance of notes of approximately $131,500.

The Company expects to incur additional operating losses and cash requirements. These losses will continue until such time as the Company builds up sufficient sales to offset expenses, which include continuing product development for law enforcement products. The timing and amounts of these expenditures will depend on many factors, some of which are beyond the Company's control, such as the progress of the Company's Research and Development projects and market acceptance of the Company's products.

The Company's financial statements for the six month period ended June 30, 2001, indicate that there is doubt about the Company's ability to continue as a going concern due to the Company's need to attain profitable operations and to obtain adequate long-term financing and capital. See Note 6 of Notes to the Company's June 30, 2001 financial statements appearing elsewhere herein.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

RESULTS OF OPERATIONS

Twelve Months Ended December 31, 2001

Sales.

Sales for the twelve months ended December 31, 2001, (the "2001 period") were approximately $12,640. The Company had revenue from the sale of Tactical Team Door Shields and accessories, In-Forcer and accessories, and hard shields and accessories.

Operating, General and Administrative.

Operating, General and Administrative expenses for 2001period (approximately $114,820) were mainly interest of$62,777 on loans, and office expenses ($47,205) and professional fees ($4,838) incurred in connection with general corporate matters.

Net Loss.

The net loss for the 2001 period (approximately $114,850) is due primarily to the lack of sales and continued Operating, General and Administrative expenses.

Year Ended December 31, 2000 As Compared to Year Ended December 31, 1999

Sales.

Sales for the fiscal year ended December 31, 2000 ("Fiscal 2000"), were approximately $7,014 and resulted from sales of Stressing levers, In-ERT rams, Tactical Team Door Shields and accessories. During the fiscal year ended December 31, 1999 ("Fiscal 1999"), the Company had sales of $19,124 from sales of In-Forcer Rams and accessories, Stressing levers, In-ERT rams, Tactical Team Door Shields and accessories, Hard Armor Shields and Gun Locks.
In December, 1999, the Company decided to scale back its marketing efforts and redirect almost all Company resources towards this offering which resulted in the subsequent decline in revenues.

Operating, General and Administrative.

Operating, General and Administrative expenses for Fiscal 2000 (approximately $92,279) increased by approximately $8,000, as compared to Fiscal 1999 (approximately $84,319). The increase is due primarily to increased rent and interest expenses.

Net Loss.

The net loss for Fiscal 2000 (approximately $102,050) increased by approximately $2,000, as compared to the net loss for the Fiscal 1999 (approximately $100,027) due to decreased Cost of Sales and increased Operating, General and Administrative expenses as stated above ($8,000). The accumulated deficit of approximately $707,742 at the end of Fiscal 2000, for tax purposes is available to offset future net income.

Year Ended December 31, 2001 As Compared to Year Ended December 31, 2000

Sales.

Sales for the fiscal year ended December 31, 2001 ("Fiscal 2001"), were approximately $12,640 and resulted from sales of hard shields, In-Forcer rams, Tactical Team Door Shields and accessories. During the fiscal year ended December 31, 2000 ("Fiscal 2000"), the Company had sales of $7,014 from sales of Stressing levers, In-ERT rams, Tactical Team Door Shields and accessories.

Operating, General and Administrative.

Operating, General and Administrative expenses for Fiscal 2000 (approximately $114,820) increased by approximately $22,500, as compared to Fiscal 1999 (approximately $92,279). The increase is due primarily to increased insurance, office, professional fees and interest expenses.

Net Loss.

The net loss for Fiscal 2001 (approximately $114,850) increased by approximately $2,000, as compared to the net loss for the Fiscal 2000 (approximately $102,050) due to increased Operating, General and Administrative expenses as stated above. The accumulated deficit of approximately $822,592 at the end of Fiscal 2001, for tax purposes is available to offset future net income.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: Not Applicable %

The Company is a development stage entity and has not had significant sales to date.

What is the anticipated gross margin for next year of operations? Approximately 30.0 %.

If this is expected to change, explain.

Not Applicable.

Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Precise gross margin information is not available for this specific industry due to the privately held nature of the companies within the specific industry, (i.e., law enforcement forced entry equipment), however, information is available on two publicly held entities in the police body armor market, DHB Capital whose FY1999 and FY2000 gross margins were 21.6% and 29.6% respectively, and Armor Holdings whose FY2000 gross margin was 37.8%.

50. Foreign sales as a percent of total sales for last fiscal year: 0.0 %
Domestic government sales as a percent of total domestic sales for last fiscal year: 100.0 %
Explain the nature of these sales, including any anticipated changes:

The Company has enjoyed limited sales of its products throughout the United States for some time. Sales in the reported periods were as follows:

1999: In-Forcer Rams and accessories, Stressing Levers, In-ERT rams, Tactical Team Door Shields and accessories, Hard Armor Shields and Gun Locks.

2000: Stressing Levers, In-ERT rams, Tactical Team Door Shields and accessories.

2001: Tactical Team Door Shields and accessories, In-Forcer Ram and accessories, Hard Shields and accessories.

EXHIBITS

INDEX TO EXHIBITS:

Exhibit 1: Certificate of Incorporation 92
1a: Certificate of Amendment

Exhibit 2: By-Laws 100

Exhibit 3: Subscription Book 114

Exhibit 4: Material Contracts 123
4a: Primary Proprietary Information Exchange Agreement
4b: Primary Proprietary Information Exchange Agreement (Alternate short form)
4c: Loan Agreements

Exhibit 5: Consent to inclusion of Accountant's Report 140

Exhibit 6: Opinion of Counsel 143

Exhibit 7: Sales Materials 145
7a: Tombstone Advertisement
7b: Press Release
7c: Company's World Wide Web Home Page

Exhibit 8: Consent to Service 152

Exhibit 9: Appropriate Resolutions 154
9a: Resolution to pursue offering under Regulation "A"
9b: Resolution to authorize stock offering
9c: Resolution to hire James Atherton upon 20% completion of offering
9d: Resolution to hire Thomas Alessi upon 20% completion of offering
9e: Resolution to hire Fernando Lacayo upon 20% completion of offering
9f: Resolution to hire Sales & Marketing Vice President upon 10% completion of offering
9g: Resolution to increase authorized shares from 20,000 shares to 2,000,000 shares
9h: Resolution to split shares 100:1
9i: Resolution to Change Bylaws removing cumulative voting
9j: Resolution to Change Bylaws to make Permitted Transfers clause read gender neutral
9k: Resolution to Change Bylaws to remove restriction verbiage from Legend
9l: Resolution to Change Bylaws adding Gender Neutrality statement
9m: Resolution to Change Bylaws adding Recusal of Directors statement
9n: Resolution to Change Bylaws adding Affiliated Transactions statement
9o: Resolution to Change Bylaws adding further removing restriction verbiage from Legend
9p: Resolution to Change Bylaws adding Preferred Stock statement

Exhibit 10: Specimen of Security 171

Exhibit 11: Use of Proceeds 174

Exhibit 12: Product Marketing Literature 176
12a: Company's Brochure
12b: Retail Price List

Exhibit 1: Certificate of Incorporation

173865A001 08/27/92R#37010 18.00

197986A004 08/19/92R#37010 57.00

197986A004 08/19/92R#80300 150.00

197986A004 08/19/92R#37130 25.00

173865A001 08/27/92R#37100 25.00

174409A001 09/01/92R#37100 25.00

CERTIFICATE OF INCORPORATION

OF

FENRIR INDUSTRIES, INC.

THE UNDERSIGNED incorporators hereby form a corporation under the Stock Corporation Act of the State of Connecticut:

FIRST: The name of the corporation is Fenrir Industries, Inc. (the "Corporation").

SECOND: The nature of the business to be transacted or purposes to be promoted or carried out by the Corporation are as follows:

> To engage in any lawful act or activity for which corporations may be formed under the Stock Corporation Act of the State of Connecticut.

THIRD: The designation of each class of shares, the authorized number of shares of each such class, and the par value of each share thereof are as follows:

CLASS	NUMBER OF SHARES	PAR VALUE PER SHARE
Common	20,000	$.01

FOURTH: The minimum amount of stated capital with which the Corporation shall commence business is One Thousand Dollars ($1,000.00).

FIFTH: The personal liability of a director to the Corporation or its shareholders for monetary damages for breach of duty as a director shall be limited to an amount that is equal to the compensation received by the director for serving the Corporation during the year of the violation if such breach did not (A) involve a knowing and culpable violation of law by the director, (B) enable the director or an associate, as defined in subdivision (3) of section 33-374d of the Connecticut General Statutes, to receive an improper personal economic gain, (C) show a lack of good faith and a conscious disregard for the duty of the director to the Corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious

Certificate of Incorporation
(page 1 of 3)

injury to the Corporation, (D) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the Corporation, or (E) create liability under section 33-321 of the Connecticut General Statues. The provision shall not limit or preclude the liability of a director for any act or omission occurring prior to the effective date of this Article 5.

SIXTH: No shareholder of the Corporation shall by reason of his holding shares of the Corporation's stock have any preemptive or preferential right to subscribe for, purchase or receive any shares or stock of the Corporation (or any obligation convertible into shares of stock, including, without limitation, warrants, subscription rights or options to acquire shares) which the Corporation may issues or sell, whether out of the number of shares of stock now authorized, or out of shares of stock of the Corporation acquired by it after issuance.

Dated at Danbury, Connecticut, this 12th day of August, 1992.

We hereby declare under penalties of false statement, that the statements made in the foregoing certificate are true.

Robert L. Muller, Jr.
Incorporator

Richard N. DeMerell
Incorporator

4954A

FILED
STATE OF CONNECTICUT
SEP 01 1992

700 o/A towards CC
FE 50 25
FT 150
225 00
Rec 1CC o/c
RL. Muller Jr.
61 Southern Blvd
Danbury Ct 06810

Certificate of Incorporation
(page 2 of 3)

STATE OF CONNECTICUT } SS. HARTFORD
OFFICE OF THE SECRETARY OF THE STATE }

I hereby certify that this is a true copy of record in this Office

In Testimony whereof, I have hereunto set my hand, and affixed the Seal of said State, at Hartford, this 25th day of Sep A.D. 1992

Pauline R. Kezer

SECRETARY OF THE STATE

Certificate of Incorporation
(page 3 of 3)

Exhibit 1a: Certificate of Amendment
(To Certificate of Incorporation)
(modification reflecting increased share authorization)

CERTIFICATE OF AMENDMENT
STOCK CORPORATION

Office of the Secretary of the State
30 Trinity Street / P.O. Box 150470 / Hartford, CT 06115-0470 /Rev. 12/1999

Space F

FILING #0002220892 PG 01 OF 02 VOL B-00394
FILED 02/28/2001 08:30 AM PAGE 00620
SECRETARY OF THE STATE
CONNECTICUT SECRETARY OF THE STATE

1. NAME OF CORPORATION:

FENRIR INDUSTRIES INC.

2. THE CERTIFICATE OF INCORPORATION IS (check A., B. or C.):

_X_ **A. AMENDED.**

____ **B. AMENDED AND RESTATED.**

____ **C. RESTATED.**

3. TEXT OF EACH AMENDMENT / RESTATEMENT:

ORIGINAL:

THIRD: The designation of each class of shares, the authorized number of shares of each such class, and the par value of each share thereof are as follows:

CLASS	NUMBER OF SHARES	PAR VALUE PER SHARE
Common	20,000	$.01

RESTATEMENT:

THIRD: The designation of each class of shares, the authorized number of shares of each such class, and the par value of each share thereof are as follows:

CLASS	NUMBER OF SHARES	PAR VALUE PER SHARE
Common	2,000,000	$.01

(Please reference an 8 1/2 X 11 attachment if additional space is needed)

Certificate of Amendment
(To Certificate of Incorporation)
(modification reflecting increased share authorization)
(page 1 of 3)

Space FILING #0002220892 PG 02 OF 02 VOL B-00394
FILED 02/28/2001 08:30 AM PAGE 00621
SECRETARY OF THE STATE
CONNECTICUT SECRETARY OF THE STATE

4. **VOTE INFORMATION (check A., B. or C.):**

_____A. **The resolution was approved by shareholders as follows:**

(set forth all voting information required by Conn. Gen. Stat. Section 33-800 as amended in the space provided below)

__X__ B. **The amendment was adopted by the board of directors without shareholder action. No shareholder vote was required for adoption.**

_____C. **The amendment was adopted by the incorporators without shareholder action. No shareholder vote was required for adoption.**

5. EXECUTION:

Dated this 23rd day of FEBRUARY, 2001.

ELIZABETH B. MULLER	VP/CORP. SEC'Y	Elizabeth B. Muller, VP
Print or type name of signatory	**Capacity of signatory**	**Signature**

Certificate of Amendment
(To Certificate of Incorporation)
(modification reflecting increased share authorization)
(page 2 of 3)

STATE OF CONNECTICUT } ss. HARTFORD
OFFICE OF THE SECRETARY OF THE STATE }

I hereby certify that this is a true copy of record in this Office

In Testimony whereof, I have hereunto set my hand, and affixed the Seal of said State, at Hartford, this 28th day of February A.D. 2001

SECRETARY OF THE STATE

Certificate of Amendment
(To Certificate of Incorporation)
(modification reflecting increased share authorization)
(page 3 of 3)

Exhibit 2: By-Laws

BYLAWS

of

FENRIR INDUSTRIES, INC.

As Adopted, January 15, 2002

TABLE OF CONTENTS

ARTICLE I - Office		**1**
1.	PRINCIPAL OFFICE	1
2.	OTHER OFFICES	1
ARTICLE II - Shareholders Meetings		**1**
1.	ANNUAL MEETING	1
2.	SPECIAL MEETINGS	1
3.	PLACE	1
4.	NOTICE	1
5.	CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE	1
6.	VOTING RECORD	1
7.	QUORUM	2
8.	PROXIES	2
9.	VOTING	2
10.	VOTING OF SHARES BY CERTAIN HOLDERS	2
11.	INFORMAL ACTION BY SHAREHOLDERS	2
12.	CUMULATIVE VOTING	2
ARTICLE III - Board of Directors		**2**
1.	GENERAL POWERS	2
2.	NUMBER, TENURE AND QUALIFICATIONS	3
3.	CHANGE IN NUMBER	3
4.	REMOVAL	3
5.	VACANCIES	3
6.	REGULAR MEETINGS	3
7.	SPECIAL MEETINGS	3
8.	NOTICE	3
9.	QUORUM	3
10.	MANNER OF ACTING	3
11.	ACTION WITHOUT A MEETING	3
12.	COMPENSATION	3
13.	PRESUMPTION OF ASSENT	4
14.	PROXIES	4
15.	SUBCOMMITTEES OF THE BOARD OF DIRECTORS	4
16.	RECUSALS	4
ARTICLE IV - Officers		**4**
1.	NUMBER	4
2.	ELECTION	4
3.	REMOVAL	4
4.	VACANCIES	4
5.	PRESIDENT	4
6.	VICE-PRESIDENT	5
7.	SECRETARY	5
8.	ASSISTANT SECRETARIES	5
9.	TREASURER	5
10.	ASSISTANT TREASURERS	5
11.	OTHER OFFICERS	5
12.	SALARIES	5
13.	BOND	5
ARTICLE V - Contracts, Loans, Checks and Deposits		**5**
1.	CONTRACTS	5
2.	LOANS	5
3.	CHECKS AND DRAFTS	6
4.	DEPOSITS	6
5.	DELEGATION OF AUTHORITY	6
6.	AFFILIATED TRANSACTIONS	6
ARTICLE VI - Certificates		**6**
1.	CERTIFICATES OF SHARES	6
2.	TRANSFER OF SHARES	6
3.	INTEREST IN STOCK	6
4.	STOCK TRANSFERS, DEFINITION	6
5.	TRANSFER RULES	7
6.	PERMITTED TRANSFERS	7
7.	RESTRICTION ON TRANSFERS	7
8.	LEGEND	8

ARTICLE VII - Indemnification and Corporate Transactions **9**
1. INDEMNIFICATION 9
2. CORPORATE TRANSACTIONS 9

ARTICLE VIII - Financial **9**
1. DIVIDENDS 9
2. RESERVES 9
3. FISCAL YEAR 9
4. STOCK 9

ARTICLE IX - Notice and Waiver **10**
1. HOW SENT 10
2. WAIVER 10

ARTICLE X - Seal **10**
1. CORPORATE SEAL 10

ARTICLE XI - Amendment of Bylaws **10**
1. AMENDMENTS 10

ARTICLE XII - Other **10**
1. GENDER NEUTRAL 10

ARTICLE I
Office

1. **PRINCIPAL OFFICE** - The principal office shall be in the Town of Stamford, County of Fairfield, and State of Connecticut.

2. **OTHER OFFICES** - The Corporation may also have offices at such other places as the Board of Directors may from time to time appoint; or as the business of the Corporation may require.

ARTICLE II
Shareholders Meetings

1. **ANNUAL MEETING** - The annual meeting of the Shareholders will be held on the Seventh day of September in each year, beginning with the years 1992, at 10:00 AM or at any other time and day within that month that is fixed by the Board of Directors, for the purpose of electing Directors and for the transaction of any business that may come before the meeting. If the day fixed for the annual meeting is a legal holiday in the State of Connecticut, the meeting will be held on the next succeeding business day. If the election of Directors is not held on the day designated for any annual meeting of the Shareholders or at any adjournment of the meeting, the Board of Directors will call for the election to be held at a special meeting of the Shareholders as soon thereafter as possible.

2. **SPECIAL MEETINGS** - Special Meetings of the Shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President, or in his absence by a majority of the Board of Directors, and shall be called at any time by the President or Secretary or Treasurer upon the request of Shareholders owning in the aggregate twenty-five (25%) percent or more of the outstanding stock of the Corporation entitled to vote at such meeting. Business transacted at all special meetings shall be confined to the objects stated in the call. The provisions of this Clause are subordinate to any statutory provisions which may require a different procedure.

3. **PLACE** - The place of meeting of the Shareholders shall be the principal office of the Corporation in the Town of Stamford or such other place within or without the State of Connecticut as shall be determined from time to time by the Board of Directors. The place at which such meeting shall be held shall be stated in the notice and call of the meeting.

4. **NOTICE** - Written notice of the time, place and order of business of any special meeting and of the annual meeting of Shareholders shall be given by mailing or sending by telegram a written or printed notice of same not more than fifty (50) days and not less than ten (10) days prior to such meeting, with postage prepaid, to each Shareholder of record of the Corporation entitled to vote at such meeting, and addressed to the Shareholders' last known post office address, or to the address appearing on the corporate books. If mailed, the notice will be deemed to be delivered when deposited in the U.S. mail, addressed to the Shareholder at his address as it appears on the stock transfer books of the Corporation, with postage prepaid. The order of business at any meeting of Shareholders shall be determined by the President except said meeting may adopt a different order.

5. **CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE** - To determine which Shareholders are entitled to:
(a) Receive notice of any meeting,
(b) Vote at any meeting
(c) Receive payment of any dividend,
or to identify Shareholders for any other purpose, the Board of Directors may close the stock transfer books for a stated period not to exceed fifty (50) days. if the stock transfer books are closed to determine which Shareholders are entitled to notice of or to vote at a meeting of Shareholders, the books must be closed for at least ten (10) days immediately before the meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any identification of Shareholders, the date to be not more than fifty (50) days and, in case of a meeting of Shareholders, not less than ten (10) days before the date on which the particular action is to be taken. If the stock transfer books are not closed and no record date is fixed, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring the dividend is adopted will be the record date for determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this Clause, the determination will apply to any adjournment of the meeting.

6. **VOTING RECORD** - The Officer or Agent in charge of the stock transfer books of the Corporation will make a complete record of the Shareholders entitled to vote at each meeting of the Shareholders, or any adjournment of the meeting, arranged in alphabetical order, with each Shareholder's address and the number of shares held by each Shareholder. These records will be produced and kept open at the time and place of the meeting and will be subject to the inspection of any Shareholder during the whole time of the meeting.

7. **QUORUM** - A quorum at any annual or special meeting of Shareholders shall consist of Shareholders representing, either in person or by proxy, a majority of the outstanding capital stock of the Corporation entitled to vote at such meeting, except as is otherwise provided by law or in the Certificate of Incorporation.

The holders of a majority of the voting power of the shares entitled to vote represented at a meeting may adjourn such meeting from time to time. The Shareholders present at a duly held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum.

8. **PROXIES** - At all meetings of Shareholders, a Shareholder may vote in person or by proxy executed in writing by the Shareholder or by his authorized attorney-in-fact. A proxy must be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy will be valid after 11 months from the date of its execution, unless the proxy provides otherwise.

9. **VOTING** - The voting at all meetings of Shareholders may be viva voce, but any qualified voter may demand a stock vote, whereupon such stock vote shall be taken by ballot. Each such ballot shall state the name of the Shareholder voting and the number of shares held by him; and if such ballot is cast by a proxy, it shall also state the name of such proxy. At any meeting of the Shareholders every Shareholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing as described above. Except for cumulative voting for Directors if permitted by these Bylaws, each outstanding share held by Shareholders and entitled to vote will be entitled to one vote upon each matter submitted to Shareholders. No share of stock shall be voted which has been transferred on the books of the Corporation within thirty (30) days next preceding any meeting of Shareholders.

10. **VOTING OF SHARES BY CERTAIN HOLDERS** - Shares standing in the name of another corporation may be voted by the officer, agent, or proxy prescribed by that corporation's bylaws, or, in the absence of a bylaw provision, as the board of directors of the corporation determines.

Shares held by an administrator, executor, guardian, or conservator may be voted by him, either in person or by proxy, without transferring the shares into his name. Shares standing in the name of a trustee may be voted by the trustee either in person or by proxy, but no trustee will be entitled to vote shares held by him without transferring the shares into his name.

Shares standing in the name of a receiver may be voted by the receiver. Shares held by or under the control of a receiver may be voted by the receiver without transferring them into his name if there is authority to do so contained in the court order by which the receiver was appointed.

A Shareholder whose shares are pledged will be entitled to vote them until the shares have been transferred into the name of the pledgee, and thereafter the pledgee will be entitled to vote the shares so transferred.

Treasury shares of its own stock held by the Corporation, and shares held by another corporation, if the Corporation holds a majority of the shares entitled to vote for the election of directors of such other corporation, will not be voted at any meeting, nor counted in determining the total number of outstanding shares for the purpose of any meeting.

11. **INFORMAL ACTION BY SHAREHOLDERS** - Any action required or permitted to be taken at a meeting of the Shareholders may be taken without a meeting via telephone calls, facsimile, or U. S. Mail to all Board members. The outcome of said contact will be sent to the Board members via registered mail or facsimile and shall be concluded with a consent in writing, setting forth the action to be taken, shall be signed by all of the Shareholders entitled to vote on the action.

12. **NO CUMULATIVE VOTING** - At each election for Directors, every Shareholder entitled to vote at the election has the right to vote in person or by proxy the number of shares owned by him for as many people as there are Directors to be elected and for whose election he has a right to vote. Shareholders shall not be allowed to cumulate his votes by giving one candidate as many votes as the number of Directors to be elected multiplied by the number of his shares will equal, or by distributing that number of votes among any number of candidates.

ARTICLE III
Board of Directors

1. **GENERAL POWERS** - The business and affairs of the Corporation will be managed by the Board of Directors. In addition to the powers and authority in these Bylaws, and the Certificate of Incorporation expressly conferred upon it, the Board of Directors may exercise all such lawful acts as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the Shareholders.

2. **NUMBER, TENURE AND QUALIFICATIONS** - The number of Directors of the Corporation will be no less than three nor more than ten persons (except that if there be less than three beneficiary and record Shareholders, the number may be less than three but not less than the number of Shareholders) who shall be elected at the annual meeting of the Shareholders by a plurality vote, for a term of one year, and shall hold office until the next annual meeting of the Shareholders and until their successors have been elected and qualified. Directors need not be residents of the State of Connecticut or Shareholders of the Corporation.

3. **CHANGE IN NUMBER** - The number of Directors may at any time be increased or decreased by the vote of a majority of Shareholders entitled to vote at regular or special meetings, if the notice of such meeting contains a statement of the proposed increase of decrease; and in case of any such increase, the Shareholders at any general or special meeting shall have the power to elect additional Directors to hold office until the next annual meeting of the Shareholders and until their successors are elected and qualified.

4. **REMOVAL** - At any time, the holders of more than sixty-five per cent (65%) of the outstanding stock of the Corporation entitled to vote may remove any Director with or without cause.

5. **VACANCIES** - All vacancies in the Board of Directors, whether caused by resignation, death or otherwise, may be filled by the remaining Directors or a majority of the remaining Directors attending a special meeting called for that purpose, even though less than a quorum may be present. A Director thus elected to fill any vacancy shall hold office for the unexpired term of his predecessor and until his successor is elected and qualified. Any Directorship to be filled by reason of an increase in the number of Directors may be filled by the Board of Directors for a term of office continuing only until the next election of Directors by the Shareholders.

6. **REGULAR MEETINGS** - Regular meetings of the Board of Directors may be held without notice other than this Bylaw immediately after, and at the same place as, the annual meeting of the Shareholders. The Board of Directors may fix, by resolution, the time and place, either within or without the State of Connecticut, of additional regular meetings without any notice other than the resolution.

7. **SPECIAL MEETINGS** - Special meetings of the Board of Directors may be called at any time by the President, or in his absence, by any two Directors to be held at the principal office of the Corporation, or at such other place or places, within or without the State of Connecticut as the Directors may from time to time designate.

8. **NOTICE** - Written notice of the time, place and order of business of any special meeting of the Board of Directors shall be given by mailing or sending by telegram a written or printed notice of same not less than ten (10) days prior to such meeting, with postage prepaid, to each Director at his business address. If mailed, the notice will be deemed to be delivered when deposited in the U.S. mail, addressed to the Shareholder at his address as it appears on the stock transfer books of the Corporation, with postage prepaid. Any Director may waive notice of any meeting. The attendance of a Director at a meeting will constitute a Waiver of Notice of that meeting, unless the Director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. The order of business at any meeting of Shareholders shall be determined by the President except said meeting may adopt a different order.

9. **QUORUM** - A quorum of all meetings of the Board of Directors shall consist of a majority of the whole Board of Directors present in person except that when the Board consists of one Director as authorized by statute, one Director shall constitute a quorum. Less than a quorum may adjourn any meeting and any meetings adjourned may then be held on a subsequent date without further notice, provided a quorum be present at such deferred meeting.

10. **MANNER OF ACTING** - The act of the majority of the Directors present at a meeting at which a quorum is present will be the act of the Board of Directors.

11. **ACTION WITHOUT A MEETING** - Any action required or permitted to be taken by the Board of Directors at a meeting may be taken without a meeting via telephone calls, facsimile, or U. S. Mail to all Board Members. The outcome of said contact will be sent to the Board members via registered mail or facsimile.

12. **COMPENSATION** - By resolution, the Board of Directors may direct that each Director be reimbursed for expenses actually incurred in attending each regular or special meeting of the Board of Directors. Members of special or standing committees may be allowed like compensation for attending committee meetings. The Board of Directors, by resolution, may also set an annual salary for each Director, a stated, fixed sum for attending any regular or special meeting of the Board of Directors, or both. This payment shall not be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

13. **PRESUMPTION OF ASSENT** - A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken will be presumed to have assented to the action taken, unless his dissent appears in the minutes of the meeting, or unless he files his written dissent to the action with the person acting as Secretary of the meeting before the adjournment, or forwards his dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. This right to dissent does not apply to a Director who voted in favor in favor of the action.

14. **PROXIES** - At all meetings of the Board of Directors, a Director may vote in person or by proxy executed in writing by the Director or by his authorized attorney-in-fact. A proxy must be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy will be valid after 11 months from the date of its execution, unless the proxy provides otherwise.

15. **SUBCOMMITTEES OF THE BOARD OF DIRECTORS** - From time to time it may be necessary for the Board to structure within itself subcommittees whose membership and scope shall be limited to a subset of overall Board membership and responsibilities in order for the entire Board to obtain a more thorough understanding of any given matter subject to the Board's general purposes. These subcommittees may be formed by a majority vote of the Board on a Resolution that will define the scope, duties, membership and duration of such subcommittee(s). Such subcommittee(s), once formed by such a Resolution, shall determine their own manner of meeting and conducting their business under these Bylaws and the Resolution forming the subcommittee. No action of any subcommittee shall be binding on the Company, it's Board or Officers without a formal vote of a quorum of the full Board of Directors as provided within these Bylaws.

16. **RECUSALS** - Any Director having a material interest in any matter before the Board shall recuse himself from participating in or voting on the matter under discussion. Furthermore, upon the request of any Director having independence in the matter, the recused Director(s) may be required to remove himself from the meeting place in order to allow for a free and open discussion of the matter prior to such vote. The remaining independent Directors shall have access to the Company's counsel on the matter at the Company's expense. Upon completion of the vote, or the discussion of the matter, the recused Director(s) may then return to the meeting. In the event of any such recusal, their must remain at least two (2) independent Directors to discuss and vote on the matter.

ARTICLE IV
Officers

1. **NUMBER** - The Officers of the Corporation shall be at least a President, one or more Vice-Presidents (the number to be determined by the Board of Directors), a Secretary, and a Treasurer, each who shall be elected by the Board of Directors. Other Officers and Assistant Officers, such as Assistant Secretaries, Assistant Treasurers and such other Officers as they deem prudent including a Chairman of the Board of Directors may be elected or appointed by the Board of Directors. The President need not be a member of the Board of Directors. Any two or more offices may be held by the same person, except the offices of President and Secretary.

2. **ELECTION** - The Officers of the Corporation will be elected annually by the Board of Directors at the first meeting of the Board of Directors following the annual meeting of the Shareholders. If the election of Officers is not held at that meeting, the election will be held as soon as convenient. Each Officer will hold office until his successor has been elected and has qualified or until he dies, resigns, or has been removed in the manner provided in Clause 3 of this Article.

3. **REMOVAL** - Any Officer or agent may be removed by the Board of Directors whenever in its judgement the removal will serve the best interests of the Corporation.

4. **VACANCIES** - Vacancies in any office arising from any cause may be filled by the Board of Directors at any regular or special meeting for the unexpired portion of the term.

5. **PRESIDENT** - The President is the principal executive officer of the Corporation and, subject to the control of the Board of Directors, will supervise and control all of the business and affairs of the Corporation. He will preside at all meetings of Shareholders and Directors (except when there is a Chairman of the Board of Directors he shall preside). He may sign and countersign, with the Secretary or any other Officer of the Corporation authorized by the Board of Directors, all certificates for shares of the Corporation as well as deeds, mortgages, bonds, contracts, or other instruments of the Corporation that the Board of Directors has authorized to be executed. The President may not sign these documents where their signing and execution has been expressly delegated by the Board of Directors or by these Bylaws to some other Officer or agent of the Corporation or where the law of the State of Connecticut requires the documents to be signed or executed by others. In general, he will perform all such other duties as are incident to his office or are properly required of the President by the Board of Directors.

6. **VICE-PRESIDENT** - In the President's absence, death, inability or refusal to act of the President, the Vice-President (or in the event there is more than one Vice-President, the Vice-Presidents in the order designated at the time of their election; or in the absence of any designation, then in the order of their election) will perform the duties of the President. When the Vice-President is acting as President, he will have all the powers of and be subject to all the restrictions upon the President. Any Vice-President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the Corporation and perform any other duties that may be assigned by the President or by the Board of Directors.

7. **SECRETARY** - The Secretary shall:

(a) Keep the minutes of the proceedings of the Shareholders and of the Board of Directors in one or more books provided for that purpose;

(b) See that all notices are given in accordance with the provisions of these Bylaws or as required by law;

(c) Be custodian of the corporate records and of the Corporation's seal and see that the Corporation's seal is affixed to all documents that must be executed under its seal;

(d) Keep a register of the address of each Shareholder which has been given to the Secretary by each Shareholder;

(e) Sign with the President, or a Vice-President, certificates for shares of the Corporation;

(f) Have general charge of the stock transfer books of the Corporation; and

(g) Make such reports and perform all duties incident to the office of Secretary and any other duties that may be assigned by the President or by the Board of Directors.

8. **ASSISTANT SECRETARIES** - The Assistant Secretaries, in the order of their seniority in the absence of the Secretary, shall perform the duties and exercise the powers of the Secretary, and shall perform such other duties as the Board of Directors shall properly prescribe.

9. **TREASURER** - The Treasurer will: (1) have charge and custody of all monies and securities of the Corporation, keep regular books of account and render to the Board of Directors, as from time to time may be required of him, an accounting of all his transactions as Treasurer and of the financial condition of the Corporation; (2) receive and give receipts for monies due and payable to the Corporation from any source, take proper vouchers for such disbursements and deposit all the Corporation's monies in the name of the Corporation in the banks, trust companies, or other depositories that are selected in accordance with the provisions of these Bylaws; and (3) in general perform all of the duties incident to his office or that may be assigned by the President or by the Board of Directors.

10. **ASSISTANT TREASURERS** - The Assistant Treasurers, in the order of their seniority in the absence or disability of the Treasurer, shall perform the duties and exercise the powers of the Treasurer, and shall perform such other duties as the Board of Directors shall properly prescribe.

11. **OTHER OFFICERS** - The Board of Directors of the Corporation may appoint such other Officers and agents as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

12. **SALARIES** - The salaries of all Officers and agents of the Corporation shall be fixed by the President subject to disapproval of the Board of Directors. No Officer will be denied a salary because he or she is also a Director of the Corporation.

13. **BOND** - The Board of Directors, by resolution, may require any and all of the Officers and agents of the Corporation to give bonds to the Corporation, at the expense of the Corporation, with sufficient surety or sureties, conditioned for the faithful performance of the duties of their respective offices and to employ with such other conditions as may from time to time be required by the Board of Directors.

ARTICLE V
Contracts, Loans, Checks and Deposits

1. **CONTRACTS** - The Board of Directors may authorize one or more Officers of agents to enter into any contract or execute and deliver any instrument on behalf of the Corporation. This authority may be general or confined to specific instances.

2. **LOANS** - No loans will be contracted on behalf of the Corporation and no evidences of indebtedness will be issued in its name unless authorized by a resolution of the Board of Directors. This authority may be general or confined to specific instances.

3. **CHECKS AND DRAFTS** - All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the Corporation's name will be signed by the Officers and/or agents of the Corporation in the manner authorized by resolution of the Board of Directors.

4. **DEPOSITS** - All funds of the Corporation not otherwise employed will be deposited to the credit of the Corporation in banks, trust companies, or other depositories that the Board of Directors selects.

5. **DELEGATION OF AUTHORITY** - To facilitate the day-to-day operations of the Company, the Board of Directors will develop and authorize a formal Delegation of Authority in which certain levels of fiscal prudence will be downward delegated to the President of the Company. Furthermore, the Board's Delegation of Authority will recognize, allow and enable the President to further delegate his authority in ever decreasing financial amounts to his subordinates. Both the Board's Delegation and the President's Delegation of Authority will be subject to review and vote of a quorum of the full Board of Directors before they become valid.

6. **AFFILIATED TRANSACTIONS** - No business relationship or transaction with any person, or entity substantially controlled by such person, who is affiliated with the Company by nature of being an Shareholder, Director, Officer, Employee or agent, or direct family member thereof, may be entered into by the Company without first being subject to a majority vote of the Board of Directors not including any Director recused by nature of having a material interest in the transaction or matter. No such transaction may be made on terms less favorable to the Company than otherwise available to the Company from an unaffiliated third party. Furthermore, no relief from such transaction may be granted to said affiliate without similar such vote.

ARTICLE VI
Certificates

1. **CERTIFICATES OF SHARES** - Certificates representing shares of the Corporation will be in the form as specified by the Board of Directors. The certificates will be signed by the President or a Vice-President and by the Secretary or an Assistant Secretary and sealed with the corporate seal or a facsimile. The Officer's signature upon a certificate may be facsimiles if the certificate is manually signed by the Corporation's transfer agent or registrar. Each certificate will be consecutively numbered or otherwise identified. The name and address of each person to whom certificates are issued, with the number of shares represented by the certificate and date of issue, will be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer will be canceled and no new certificates will be issued until the former certificate for a like number of shares has been surrendered and canceled. In case of a lost, destroyed or mutilated certificate, a replacement may be issued upon the terms and indemnity to the Corporation as the Board of Directors may prescribe.

2. **TRANSFER OF SHARES** - Transfer of the Corporation's shares will be entered in the Corporation's stock transfer books only when authorized by the holder of record or the holder's legal representative, who will provide proper evidence of his authority filed with the Corporation's Secretary. No transfer of shares will be entered in the stock transfer book unless the certificate representing the shares has been surrendered for cancellation. The person or entity in whose name shares are entered in the stock transfer ledger will be deemed to be the owner of the shares for all purposes.

3. **INTEREST IN STOCK** - Registered Shareholders only shall be entitled to be treated by the Corporation as the holders in fact of the stock standing in their respective names, and the Corporation shall not be bound to recognize any equitable interest or other claim of interest in any share on the part of any other person, whether or not it shall have express or other such notices thereof, except as expressly provided by law.

4. **STOCK TRANSFERS, DEFINITION** - As used herein, the word "Transfer" shall mean a pledge, a sale, an assignment, a gift, a bequest, a transfer by operation of law or in connection with any voluntary or involuntary proceeding under any federal or state law relating to bankruptcy, insolvency or the rights of creditors generally and any other means by which personal property or any legal or beneficial interest therein may be transferred, whether such transaction is effected voluntarily or involuntarily.

5. **TRANSFER RULES** - The Board of Directors shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer, conversion and registration of certificates for shares of the capital stock of the Corporation, not inconsistent with the laws of the State of Connecticut, the Certificate of Incorporation, these Bylaws and applicable Subscription or other Buy-Sell agreement. Until such time the Board of Directors resolves to place the shares of the Corporation into a public market, no transfer of shares will be recognized or permitted by the Corporation unless the Corporation has received, in writing, an opinion of counsel satisfactory to it that such transfer is exempt from registration under the Securities Act of 1933, as amended and any state's securities laws.

6. **PERMITTED TRANSFERS** - (a) Shareholders of record may, at any time or from time to time, transfer any or all of his Shares to his spouse or children, or any custodian or trustee for his benefit or the benefit of his spouse or children, either during his lifetime or at death (including a transfer by intestate succession), or to any corporation all the shares of which are owned by the Shareholder; provided, in each case, his transferee shall receive and hold such Shares subject to the provisions of paragraph 4 above.

(b) Shareholders of record may assign, pledge, mortgage, hypothecate or otherwise encumber all or any of the shares (the "Pledged Shares"); provided, however, that the following shall be an express written condition of any such assignment, pledge, mortgage, hypothecation or other encumbrance: if the Shareholder should default in the payment of or in any other manner under the note or other obligation secured by such assignment, pledge, mortgage, hypothecation or other encumbrance, then the Corporation (or its designee or designees) shall have the right and power for a reasonable period of time after notice of such default from the secured creditor (which notice such creditor shall be required to give) to cure such default (and to receive the Pledged Shares as consideration therefor) in order to acquire title to the Pledged Shares and to prevent the so-secured creditor from taking title to the Pledged Shares.

7. **RESTRICTION ON TRANSFERS** - Shareholders will not be able transfer any shares other than pursuant to the laws of the State of Connecticut, the Certificate of Incorporation, these Bylaws and applicable Subscription or other Buy-Sell agreement. The Corporation shall not permit the transfer of any shares to be made on its books unless such transfer is made in accordance with these Bylaws.

(a) Whenever the Shareholder of record shall desire or be required to transfer any of his shares (the "Offered Shares") other than in a transfer permitted pursuant to paragraph 6, the Shareholder shall give the Corporation written notice to that effect. Such notice shall (i) state all of the terms and conditions of the proposed transfer, including the name of the proposed transferee, the number and class of Offered Shares proposed to be transferred and the proposed purchase price, if any, and (ii) describe in reasonable detail the background, character, experience and financial condition of the proposed transferee. If any transfer of the Offered Shares is proposed to be made in connection with the discharge of any indebtedness, the amount of indebtedness to be discharged shall be deemed to constitute all or a part, as the case may be, of the purchase price. For a period of 30 days from its receipt of such notice, the Corporation shall have the right, at its sole option, to purchase all of the Offered Shares.

(b) The decision of whether the Corporation shall exercise any option pursuant to paragraph 7(a) shall be made by the Board of Directors of the Corporation. In the event the Corporation's exercise of such option to purchase the Offered Shares requires amendment of the Certificate of Incorporation or Bylaws of the Corporation or a reduction of its capital or any other corporate action, the Shareholder agrees, if so recommended by the Board of Directors, that he shall vote or cause a vote to be made (as a shareholder of the Corporation) in favor of any such corporate action as may be legally taken.

(c) The Corporation's option pursuant to paragraph 7(a) shall be exercised by giving notice thereof, given or sent in writing and shall be personally delivered, mailed by registered or certified mail, return receipt requested, postage prepaid or transmitted by telecopier or other electronic means to the Shareholder of record at the address stated on the stock transfer books of the Corporation within the applicable option period.

(d) The closing of any and all purchases made by the Corporation pursuant to paragraph 7(a) shall occur on the later of (a) the 30th day after the delivery of the Corporation's notice of exercise pursuant to paragraph 7(c) (or if such day is not a business day, on the next business day following such 30th day) or (b) the closing date set forth in the Shareholder's notice pursuant to paragraph 7(a). The date of the closing of any purchase and sale pursuant to this paragraph 7 is referred to herein as the "Closing Date."

(e) Whenever the Corporation shall be entitled to purchase any Offered Shares pursuant to this paragraph 7, the Corporation may transfer such right and option, in whole or in part, to such designee or designees as the Board of Directors may determine. No such transfer shall release the Corporation from any liability with respect to such option.

(f) On the Closing Date, the Shareholder shall deliver to the purchaser(s) the certificate(s) representing the Offered Shares, properly endorsed for transfer, against payment of the purchase price at the principal office of the Corporation at 10:00 a.m. local time.

(g) All transfer taxes payable in connection with the purchase of any Offered Shares pursuant to this paragraph 7 shall be paid by the purchaser.

(h) Concurrently with the consummation of the closing of the purchase of any Offered Shares pursuant to this paragraph 7, the Shareholder shall be deemed to have represented and warranted to the Corporation (and the purchaser if other than the Corporation) that (i) he is the sole and absolute owner of such Offered Shares, (ii) he is selling, transferring and assigning to the purchaser all right, title and interest in and to such Offered Shares free and clear of all claims, liens and encumbrances of any kind or nature whatsoever, except those created under any laws of the State of Connecticut, the Certificate of Incorporation, these Bylaws and applicable Subscription or other Buy-Sell agreement, and (iii) he has not entered into any transaction, incurred any obligation or duty or secured any benefit on behalf of or for the Corporation not reflected on the books and records of the Corporation.

(i) Whenever notice is given by the Shareholder pursuant to paragraph 7(a) and the Corporation (i) fails for any reason to exercise the option granted to it pursuant to paragraph 7(a) to purchase the Offered Shares or (ii), having exercised such option, fails to purchase the Offered Shares on the Closing Date, the Shareholder shall, for a period of 45 days following the expiration of the Corporation's option period pursuant to paragraph 7(a) or the Closing Date, as the case may be, have the right to transfer all of the Offered Shares to the proposed transferee named in the notice given by the Shareholder at the price and on the terms and conditions set forth in such notice. Such Offered Shares shall again become subject to this paragraph 7 in its entirety, if such Offered Shares are not so transferred, upon the expiration of such 45-day period.

(j) The Shareholder acknowledges that the shares are unique and that any violation of this paragraph 7 cannot be compensated for by damages alone. Accordingly, in addition to all of the other remedies which may be available hereunder or under applicable law, the Corporation shall have the right to any equitable relief which may be appropriate to remedy a breach or threatened breach by the Shareholder hereunder, including, without limitation, the right to enforce specifically the terms of this paragraph 7 by obtaining injunctive relief in respect of any violation or non-performance hereof.

8. LEGEND - (a) Until such time as the Board of Directors take the action described in paragraph 5, each certificate representing the shares shall bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAW OF ANY STATE IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED HEREBY IS RESTRICTED BY THOSE ACTS AND, IN ANY EVENT, IS PROHIBITED UNLESS THE CORPORATION RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH SALES OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THOSE ACTS. BY ACQUIRING THE SECURITIES REPRESENTED HEREBY, THE HOLDER HEREOF REPRESENTED THAT HE HAS ACQUIRED SUCH SECURITIES FOR INVESTMENT PURPOSES ONLY, AND THE HOLDER HEREOF AGREED THAT HE WOULD NOT SELL OR OTHERWISE DISPOSE OF SUCH SECURITIES WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THOSE ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER."

"THE TRANSFER, PLEDGE OR OTHER DISPOSITION OF SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE TERMS OF A SUBSCRIPTION AGREEMENT BETWEEN THE CORPORATION AND THE HOLDER, A COPY OF WHICH IS ON FILE AT THE CORPORATIONS PRINCIPAL OFFICE. BY ACCEPTING SUCH SHARES OR A CERTIFICATE THEREFOR, THE HOLDER AGREES TO BE BOUND BY THE TERMS OF SUCH SUBSCRIPTION AGREEMENT."

(b) After such time as the Board of Directors take the action described in paragraph 5, each certificate representing the shares shall bear a legend in substantially the following form:

"THE TRANSFER, PLEDGE OR OTHER DISPOSITION OF SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE TERMS OF A SUBSCRIPTION AGREEMENT BETWEEN THE CORPORATION AND THE HOLDER, A COPY OF WHICH IS ON FILE AT THE CORPORATIONS PRINCIPAL OFFICE. BY ACCEPTING SUCH SHARES OR A CERTIFICATE THEREFOR, THE HOLDER AGREES TO BE BOUND BY THE TERMS OF SUCH SUBSCRIPTION AGREEMENT."

ARTICLE VII
Indemnification and Corporate Transactions

1. **INDEMNIFICATION** - The Corporation shall indemnify any and all of its Directors or Officers or former Directors or Officers or any person who is or may have served at its request on a committee or as a Director of Officer or on a committee of another corporation in which it owns shares of capital stock against any judgement and the cost and expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, may become involved by reason of his being or having been such Director, Officer or Committeeman, except in such cases wherein such person is adjudged to be liable for wilful misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any Bylaw, agreement, vote of Shareholders, or otherwise.

2. **CORPORATE TRANSACTIONS** - Corporate Transactions such as those covered by Sections 33-321 and 323 of the General Statutes of the State of Connecticut, (as they may be from time to time amended or replaced) including but not limited to dealings between the Corporation or a corporation in which corporations may have a direct or indirect interest, and any Shareholder, Director, Officer or employer are specifically permitted whether made directly or indirectly.

ARTICLE VIII
Financial

1. **DIVIDENDS** - Dividends may be declared by the Board of Directors and paid out of the annual net profits of the Corporation or out of its net assets in excess of its capital, subject to the conditions and limitations imposed by law, or by the Certificates of Incorporation of the Corporation.

2. **RESERVES** - Before making any distribution of profits there may be set aside out of the net profits of the Corporation such sum or sums as the Directors from time to time, in their absolute discretion may deem expedient, as a reserve fund to meet contingencies, or for maintaining any property, or for any other purpose, and any profits of any year not distributed as dividends shall be deemed to have been thus set aside until otherwise disposed of by resolution of the Board of Directors.

3. **FISCAL YEAR** - The fiscal year of the Corporation shall be established by the Treasurer, unless otherwise provided by the Board of Directors.

4. **STOCK** - The Board will have full authority over all adjustments relating to shares in the Corporation, be that the number of authorized shares, share price, stock splits, and stock placements.

(a) in the event the Board the Board determines it necessary to increase (or decrease) the number of shares authorized in the Company, and that such action is in the best interest of the Company and it's shareholders, such increase (or decrease) shall be made by the Board after hearing a report from the Company's Chief Financial Officer on the impacts of such an increase (or decrease) and then a majority vote of a quorum of the full Board on a Resolution increasing (or decreasing) the authorized shares. Such an increase or decrease will not have an direct impact on the outstanding shares of the Company.

(b) in the event that the Board determines an increase (or decrease) in share price of any offering is warranted, and that such action is in the best interest of the Company and it's shareholders, such an increase (or decrease) shall be made by a majority vote of a quorum of the full Board on a Resolution setting the share price as decided by the Board.

(c) in the event that the Board determines a stock split (or consolidation) and that such action is in the best interest of the Company and it's shareholders, such stock split (or consolidation) shall be made by a majority vote of a quorum of the full Board on a Resolution setting the share price as decided by the Board. Any such stock split shall be made on all outstanding shares of the Company within the class of stock so voted to be split (or consolidated).

(d) in the event that the Board determines a need for a stock or other equity placement and that such action is in the best interest of the Company and it's shareholders, such stock placement shall be made by a majority vote of a quorum of the full Board on a Resolution setting the terms of the placement as decided by the Board. Any such stock placement shall be open to any eligible investor or current Company officer, director or shareholder.

(e) in the event that the Board determines a need for a preferred stock offering, such preferred stock offering shall not be offered to any promoter of the Company, as defined in S.E.C. Regulation 230.405, except on the same terms as it is offered to all other existing shareholders or to new shareholders, unless said preferred stock offering was approved by a majority of the issuer's independent Directors or a majority vote of the shareholders of record as of the date of the Board resolution for such offering.

ARTICLE IX
Notice and Waiver

1. **HOW SENT** - Whenever the provisions of the Statutes of Connecticut or of these Bylaws require notice to be given to any Director, Officer or Shareholder, they shall not be construed to mean personal notice. Such notice may be given in writing, sent by telegram or by depositing the same in a post office or letter box, in a post paid sealed wrapper or on a postal card, addressed to such Director, Officer or Shareholder, at his address as the same appears on the books of the Corporation; and the time when the same shall be sent to or shall be deemed to be the time of giving such notice.

2. **WAIVER** - Whenever any notice must be given to any Shareholder or Director of the Corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the laws of the State of Connecticut, a Waiver of Notice signed by the person or persons entitled to the notice, whether before or after the time set out in the notice, is equivalent to the giving of the notice.

ARTICLE X
Seal

1. **CORPORATE SEAL** - The Corporate seal of the Corporation shall have the word "SEAL" circumscribed by the name of the Corporation and the word "Connecticut".

ARTICLE XI
Amendment of Bylaws

1. **AMENDMENTS** - Alterations, amendments or repeals of the Bylaws may be made by a majority of the Shareholders entitled to vote at any meeting, if the notice of such meeting contains a statement of the proposed alteration, amendment or repeal, or by a majority vote of the whole Board of Directors, at any regular or special meeting, provided notice of such alteration, amendment or repeal has been given to each Director in writing at least three (3) days prior to the said meeting. Such alterations, amendments or repeals of the Bylaws also may be made by the unanimous written consent without meeting of all the Shareholders.

ARTICLE XII
Other

1. **GENDER NEUTRAL** - In these By-Laws, all references contained herein to the masculine shall also include the feminine and the neuter, as appropriate.

Exhibit 3: Subscription Book

SUBSCRIPTION BOOKLET

FOR

COMMON STOCK, PAR VALUE $.01 PER SHARE,

OF

FENRIR INDUSTRIES, INC.

NOTE: The accompanying offering circular, which includes this subscription agreement, constitutes an offer only to the person to whom this offering circular is delivered by the company and only in the jurisdiction where such delivery is made.
Delivery of this offering circular or divulgence of its contents, in whole or in part, to anyone other than such person or his counsel, accountants or other advisors is prohibited.
If such person elects not to subscribe for any of the securities offered hereby or his subscription for any of the securities offered hereby is rejected, such person, by accepting delivery of this offering circular, agrees to promptly return this offering circular to the company.

NOTE: This offering has been filed for registration under the securities laws of those states listed on the cover of the accompanying offering circular; the shares offered hereby may be sold to the general public only in those states that have approved registrations on file.
Such registrations, however, do not constitute an endorsement or approval by these or any other state securities commission of any securities offered or the terms of this offering.
No state securities commission has passed upon the accuracy or completeness of this offering circular or any other selling literature.

INSTRUCTIONS TO SUBSCRIBERS

This Subscription Booklet contains a Subscription Agreement which the investor must complete in order to subscribe for shares of common stock, par value $.01 per share (the "Common Stock") of Fenrir Industries, Inc., a Connecticut corporation (the "Company"). After you have completed the Subscription Agreement, please deliver or mail this Subscription Booklet along with your payment of your subscription to the Company at P.O. Box 2027, Stamford, Connecticut 06906, Attention: Robert L. Muller, Jr., President. Please note that incomplete Subscription Booklets will be returned to subscribers for completion.

Your subscription will be subject to the terms and conditions set forth in this Subscription Agreement and the By-Laws and Certificate of Incorporation of the Company.

Subscription Agreement. To complete the Subscription Agreement, please complete each of the following three steps.

1. Read the entire agreement and its requirements

2. Fully complete sections 7 through 10 of this agreement, including number of shares purchased, amount enclosed, method of payment, as well as your name, address and social security number (or tax identification number in the case of entities). BE SURE TO SIGN WHERE APPROPRIATE IN SECTION 10. Unsigned/unexecuted subscription agreements will not be accepted.

3. Include payment. Payment of your subscription must be made by check or by wire transfer. If you are paying by check, a check in the amount of your subscription, made payable to the order of "Fenrir Industries, Inc.," should be delivered or mailed to the Company. Payment of your subscription should be made simultaneous with or prior to your delivery of this Subscription Booklet to the Company. If you are delivering your check directly to the Company or if you are paying your subscription by wire transfer, please contact the Company by telephone at (203) 977-0671 to obtain appropriate delivery or wire transfer instructions. Payment of subscription, whether by check, money order or wire transfer, will be held by the Company pending acceptance or rejection of your subscription. Your subscription will not be accepted unless payment has been received by the Company in immediately available funds. Upon acceptance of your subscription by the Company, and the expiration of the recission period, payments will be released to the Company for use.

Mailing Instructions. If you elect to mail this Subscription Booklet along with payment of your subscription to the Company, you should send them to the following address:

FENRIR INDUSTRIES, INC.
P.O. Box 2027
Stamford, Connecticut 06906-0027
Attention: Robert L. Muller, Jr., President

They should be sent by certified or registered mail, return receipt requested, or by Express Mail or a similar service.

Acceptance or Rejection. If your subscription is accepted, in whole or in part, the Company will sign the appropriate signature page to the Subscription Agreement and will return to you a photocopy of this Subscription Booklet. If your subscription is rejected, the Company will return to you this Subscription Booklet. In addition, if your subscription is rejected, you will receive a check for the amount paid by you. If your subscription is accepted in part, you will receive a check for that portion of the amount paid by you representing payment for that portion of the Common Stock subscribed for as to which your subscription is not accepted.

All subscription booklets shall be retained by the Company for a minimum of six (6) years.

INVESTOR SUBSCRIPTION AGREEMENT

Persons interested in purchasing shares the Common Stock of Fenrir Industries, Inc., (the "Shares") must complete and return this Subscription Agreement along with their check or money order to:

Fenrir Industries, Inc.
Post Office Box 2027
Stamford, Connecticut 06906-0027

When accepted by Fenrir Industries, Inc., a Connecticut corporation (the "Company"), this Subscription Agreement shall constitute an irrevocable subscription for shares of Common Stock, $0.01 per share par value, of the Company. The minimum investment is $1,000 (200 shares). A copy of the accepted Agreement will be returned as a receipt and a stock certificate will be issued shortly thereafter.

The undersigned desires to become a Shareholder and hereby irrevocably (after 72 hours) tenders this subscription agreement and subscribes for that number of shares (the "Shares") of the Company's Common Stock as stated below, at the price of five dollars ($5.00) per share, upon the terms, conditions and representations set forth herein. Investors can revoke their purchase of the Shares for 72 hours by filling out the form in section 12, "Notice of RECISSION."

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

1. The undersigned acknowledges and represents as follows:

   (a) That undersigned received the Company's Offering Circular, Dated January 25, 2002; and

NOTE: The undersigned should not rely upon any representation, verbal or otherwise, made by any officer, director, employee, or agent of the Company and should rely solely on the information presented in the Offering Circular and its exhibits in making his investment decision. *Furthermore, the delivery of this Offering Circular at any time does not imply that the* information herein contained is correct as of any time subsequent to the date of the Offering Circular thereof.

   (b) That the undersigned is purchasing the Shares herein for investment purposes only.

NOTE: The undersigned should be aware that this investment is highly speculative and involves a high degree of risk, including those in the Offering Circular discussed under the heading of "Risk Factors."

2. The undersigned represents and warrants that:

   (a) The undersigned is a bona fide resident of, and is domiciled in the State, or jurisdiction, stated below and that the Shares are being purchased solely for the beneficial interest of the undersigned.

   (b) The undersigned is acquiring the Shares for his own account for investment, with no view to any distribution thereof within the meaning of the Securities Act. No one other than the undersigned has any interest in or any right to acquire the Shares.

NOTE: The undersigned acknowledges that, unless properly notified and transferred as prescribed in paragraph 4 following, the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone other than the undersigned.

   (c) The undersigned acknowledges that his right to transfer the Shares is restricted by this Agreement and the absence of a market for the Shares. The undersigned will not sell, pledge or otherwise transfer the Shares without complying with this Agreement.

   (d) If the undersigned is an individual, the undersigned is at least 21 years old.

   (e) The address set forth in section 7 of this Subscription Booklet is the correct address of the principal residence or executive office of the undersigned, as the case may be, and the undersigned has no present intention of becoming a resident of any other jurisdiction.

3. Survival and Updating of Representations of the Undersigned. The representations and warranties of the undersigned set forth herein are correct as of the date hereof, shall be correct as of the effective date of purchase of the Shares hereunder, may be relied upon for any purpose (including a determination as to whether the offer and sale of the Shares is exempt from the registration requirements of the Securities Act or any state securities law) and shall survive such purchase. If such representations and warranties shall become incorrect in any respect prior to such purchase, the undersigned shall give immediate notice of such fact to the Company by telecopier or other electronic means, specifying which representations and warranties are incorrect and reasons therefor.

4. Transferability; Right of First Refusal; Legend.

4.1 Transferability.

(a) The shares subscribed for herein shall be freely tradeable as permitted by all applicable laws. Prior to such transfer, the Company shall be afforded a right of first refusal to purchase said shares under the same terms of the proposed transfer as stated in paragraph 4.2 below..

(b) As used herein, the word "transfer" shall mean a pledge, a sale, an assignment, a gift, a bequest, a transfer by operation of law or in connection with any voluntary or involuntary proceeding under any federal or state law relating to bankruptcy, insolvency or the rights of creditors generally and any other means by which personal property or any legal or beneficial interest therein may be transferred, whether such transaction is effected voluntarily or involuntarily.

4.2 Company's Right of First Refusal.

(a) Whenever the undersigned shall desire or be required to transfer any of his Shares (the "Offered Shares") and unless otherwise excepted by paragraphs 4.2(k) or 4.2(l) following, the undersigned shall give the Company written notice to that effect. Such notice shall (i) state all of the terms and conditions of the proposed transfer, including the name of the proposed transferee, the number and class of Offered Shares proposed to be transferred and the proposed purchase price, if any, and (ii) describe in reasonable detail the background, character, experience and financial condition of the proposed transferee. If any transfer of the Offered Shares is proposed to be made in connection with the discharge of any indebtedness, the amount of indebtedness to be discharged shall be deemed to constitute all or a part, as the case may be, of the purchase price. For a period of 30 days from its receipt of such notice, the Company shall have the right, at its sole option, to purchase all of the Offered Shares under the terms and conditions proposed.

(b) The decision of whether the Company shall exercise any option pursuant to paragraph 4.2(a) shall be made by the Board of Directors of the Company (the "Board"). In the event the Company's exercise of such option to purchase the Offered Shares requires amendment of the Certificate of Incorporation or Bylaws of the Company or a reduction of its capital or any other corporate action, the undersigned agrees, if so recommended by the Board, that he shall vote or cause a vote to be made (as a shareholder of the Company) in favor of any such corporate action as may be legally taken.

(c) The Company's option pursuant to paragraph 4.2(a) shall be exercised by giving written notice thereof, as provided in paragraph 5(a) of this Agreement, to the undersigned within the applicable option period.

(d) The closing of any and all purchases made by the Company pursuant to paragraph 4.2(a) shall occur on the later of (i) the 30th day after the delivery of the Company's notice of exercise pursuant to paragraph 4.2(c) (or if such day is not a business day, on the next business day following such 30th day) or (ii) the closing date set forth in the undersigned's notice pursuant to paragraph 4.2(a). The date of the closing of any purchase and sale pursuant to this paragraph 4.2 is referred to herein as the "Closing Date."

(e) Whenever the Company shall be entitled to purchase any Offered Shares pursuant to this paragraph 4.2, the Company may transfer such right and option, in whole or in part, to such designee or designees as the Company may determine. No such transfer shall release the Company from any liability with respect to such option.

(f) On the Closing Date, the undersigned shall deliver to the purchaser(s) the certificate(s) representing the Offered Shares, properly endorsed for transfer, against payment of the purchase price at the principal office of the Company no later than 10:00 a.m. local time.

(g) All transfer taxes payable in connection with the purchase of any Offered Shares pursuant to this paragraph 4.2 shall be paid by the purchaser.

(h) Concurrently with the consummation of the closing of the purchase of any Offered Shares pursuant to this paragraph 4.2, the undersigned shall be deemed to have represented and warranted to the Company (and the purchaser if other than the Company) that (i) he is the sole and absolute owner of such Offered Shares, (ii) he is selling, transferring and assigning to the purchaser all right, title and interest in and to such Offered Shares free and clear of all claims, liens and encumbrances of any kind or nature whatsoever, except those created under this Agreement, and (iii) he has not entered into any transaction, incurred any obligation or duty or secured any benefit on behalf of or for the Company not reflected on the books and records of the Company.

(i) Whenever notice is given by the undersigned pursuant to paragraph 4.2(a) and the Company (i) fails for any reason to exercise the option granted to it pursuant to paragraph 4.2(a) to purchase the Offered Shares or (ii), having exercised such option, fails to purchase the Offered Shares on the Closing Date, the undersigned shall, for a period of 45 days following the expiration of the Company's option period pursuant to paragraph 4.2(a) or the Closing Date, as the case may be, have the right to transfer all of the Offered Shares to the proposed transferee named in the notice given by the undersigned at the price and on the terms and conditions set forth in such notice. Such Offered Shares shall again become subject to this paragraph 4.2 in its entirety, if such Offered Shares are not so transferred, upon the expiration of such 45 day period.

(j) The undersigned acknowledges that the Shares are unique and that any violation of this paragraph 4.2 cannot be compensated for by damages alone. Accordingly, in addition to all of the other remedies which may be available hereunder or under applicable law, the Company shall have the right to any equitable relief which may be appropriate to remedy a breach or threatened breach by the undersigned hereunder, including, without limitation, the right to enforce specifically the terms of this paragraph 4.2 by obtaining injunctive relief in respect of any violation or non-performance hereof.

(k) The undersigned may at any time or from time to time transfer any or all of his Shares to his spouse or children, or any custodian or trustee for his benefit or the benefit of his spouse or children, either during his lifetime or at death (including a transfer by intestate succession), or to any corporation all the Shares of which are owned by the undersigned; provided, in each case, his transferee shall receive and hold such Shares subject to the provisions of this Agreement.

(b) The undersigned may assign, pledge, mortgage, hypothecate or otherwise encumber all or any of the Shares (the "Pledged Shares"); provided, however, that the following shall be an express written condition of any such assignment, pledge, mortgage, hypothecation or other encumbrance: if the undersigned should default in the payment of or in any other manner under the note or other obligation secured by such assignment, pledge, mortgage, hypothecation or other encumbrance, then the Company (or its designee or designees) shall have the right and power for a reasonable period of time after notice of such default from the secured creditor (which notice such creditor shall be required to give) to cure such default (and to receive the Pledged Shares as consideration therefor) in order to acquire title to the Pledged Shares and to prevent the so-secured creditor from taking title to the Pledged Shares.

4.3 Legend. Each certificate representing the Shares shall bear a legend in substantially the following form:

> "THE TRANSFER, PLEDGE OR OTHER DISPOSITION OF SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE TERMS OF A SUBSCRIPTION AGREEMENT BETWEEN THE CORPORATION AND THE HOLDER, A COPY OF WHICH IS ON FILE AT THE CORPORATIONS PRINCIPAL OFFICE. BY ACCEPTING SUCH SHARES OR A CERTIFICATE THEREFOR, THE HOLDER AGREES TO BE BOUND BY THE TERMS OF SUCH SUBSCRIPTION AGREEMENT."

5. General.

(a) All notices or other communication required or permitted to be given or sent hereunder shall be given or sent in writing and shall be personally delivered, mailed by registered or certified mail, return receipt requested, postage prepaid or transmitted by telecopier or other electronic means to the undersigned at the address set forth in section 7 of this Subscription Booklet and to the Company at the address set forth on the first page of this Agreement, telecopier number (203) 324-0907.

(b) This Agreement shall be construed in accordance with and governed by the laws of the State of Connecticut, without regard to the laws or rules of the State of Connecticut relating to conflicts of laws. This Agreement shall inure to the benefit of and be binding upon the persons specified herein, the parties hereto and their respective successors. The undersigned may not assign this Agreement or any interest herein.

(c) This Agreement constitutes the entire contract between the parties hereto with respect to the subject matter hereof. This Agreement may be amended only by a written instrument executed by both parties hereto.

(d) All references contained herein to the masculine shall include the feminine and the neuter, as appropriate.

(e) If any provision hereof is held to be invalid, illegal or unenforceable, such provision shall be severed from this Agreement and such holding shall not affect the validity, legality or enforceability of any other provision hereof.

6. The undersigned acknowledges the Company will use and rely upon all of the representations, warrants, registration and subscriber information provided herein.

The undersigned has executed this Agreement in section 10 of this Subscription Booklet.

7. *REGISTRATION INFORMATION* **(please print)**

Name of Subscriber	
Street Address	(mail notices and reports to)
City/State/Zip	
Telephone Number(s)	
Social Security Number	
Tax Identification Number	(If applicable)
Shares Purchased	(200 Share Minimum)
Amount of funds enclosed	($1,000 Minimum)
State of Residence/Domicile	
Register Shares As*	

* (If different from the above "Name of Subscriber", register Shares as shown here.)

8. **THE SUBSCRIBER(s) IS (are):**

INDIVIDUAL	ENTITY
( ) A single person	( ) Corporation
( ) Husband and wife, community property ( ) Joint Tenants	( ) Trust: Trustee(s) ______ Trust Date ______ Name of Trust ______ For the Benefit of ______
( ) A married (man)(woman) as (his)(her) separate property ( ) Tenants in Common	( ) Custodian for ______ under the Uniform Gift to Minors Act of the State of: ______
( ) Other ______	( ) A bank, savings & loan, insurance co., investment co., of a SBIC.

9. **Payment:**

[ ] **My Check** **is enclosed.** (Make check or money order out, in the appropriate amount, payable directly to Fenrir Industries, Inc.)

[ ] **My Money Order**

[ ] **Wire Transfer** (Call Company for routing numbers and instructions/)

NOTE: All subscription booklets shall be retained by the Company for a minimum of six (6) years.

10. **Signature(s):**

______________________ Signature of Subscriber

______________________ Signature of Subscriber

______________________ Printed Name (& Title if an entity) Date

______________________ Printed Name (& Title if an entity) Date

11. **Acceptance by Company:**

Subscription accepted this _______ day of _________________, _______, by Fenrir Industries, Inc.

____
Robert L. Muller, Jr., President

Mail the signed subscription agreement and funds to Fenrir Industries, Inc. Post Office Box 2027, Stamford, CT 06906-0027. Call Bob Muller, Fenrir's President at (203) 977-0671 if you have any questions about this form.

12. **Notice of RECISSION:**

INSTRUCTIONS: To Rescind your purchase of the Shares, fill out the form below and mail it to the Company within 72 hours.

Notice of RECISSION

TO: Robert L. Muller, Jr., President
Fenrir Industries, Inc.
Post Office Box 2027
Stamford, CT 06906-0027

I hereby exercise my right to rescind my purchase of ____________ shares of Fenrir Industries, Inc. common stock.

This recission is made within seventy-two (72) hours of the earliest execution of a written agreement to purchase said shares, the delivery of a confirmation of sale of said shares to me or the payment for such shares. I acknowledge that the effective date of the recission shall be the date of the delivery of this Notice or the depositing of same, properly addressed and with adequate postage thereon, in the United States Mail.

DATED, this __________ day of ____________________________, and year of _____________.

____
(Subscriber's Name)

____
(Subscriber's Address)

____
(City) (State) (Zip)

____
Subscriber's Signature

Comments:

____

____

____

Exhibit 4: Material Contracts

Exhibit 4a: Primary Proprietary Information Exchange Agreement

PRIMARY PROPRIETARY INFORMATION EXCHANGE AGREEMENT
between
FENRIR INDUSTRIES, INC.
and
CO_NAME

This agreement is made and entered into as of the date last signed below by and between FENRIR INDUSTRIES, INC., a Connecticut corporation, with a place of business at Post Office Box 2027, Stamford, Connecticut 06906, (hereinafter called "The Company") and **CO_NAME**, a company with a place of business at **CO_STREET, CO_CITY, CO_STATE CO_ZIP** (hereinafter called "The Program Partner").

WITNESSETH

WHEREAS, The Company and The Program Partner are interested in undertaking discussions relative to technology of interest to both parties (hereinafter called "the Program") described more particularly as all Fenrir Products, including the *In-Forcer* Ram Systems, et al, as well as the Ideation concept and its attendant products (hereinafter called "the Project(s)") and technology and concepts developed by the Program Partner (hereinafter called the "Technology"); and;

WHEREAS, for these discussions it is necessary for the parties hereto to disclose to each other certain Proprietary Information; and

WHEREAS, the purpose of this agreement is to allow the parties hereto to evaluate and negotiate their responses relative to the Program; and

WHEREAS, The Company and/or The Program Partner desire to properly safeguard and assure safety of their own and each other's Proprietary Information from any use damaging either's business position or competitive or market standing; and

WHEREAS, The Company and The Program Partner desire to provide for the proper safeguarding of such Proprietary Information and to prescribe the conditions and restrictions governing its use.

NOW THEREFORE:

In consideration of the mutual promises herein contained, the parties agree as follows:

1. **Right to Disclose, Voluntary Exchange**

Each party represents that it has the legal right to disclose all information it reveals to the other pursuant to this agreement. Nothing in this Agreement shall compel either party to reveal to the other any information it does not wish to reveal.

2. **Definitions**

Proprietary Information

The term "Proprietary Information" as used herein shall mean only written information and data designated as proprietary to the disclosing party by an appropriate stamp or legend on the document exchanged. Such information and data may contain business, market, financial or technical data which may or may not have been patented, trademarked, sales marked, copyrighted or registered in any way with any public or private entity or which constitutes the basis of patentable inventions, but which the disclosing party nevertheless considers proprietary. In addition, information and data disclosed orally shall be subject to the provisions of this agreement provided:

a. The disclosing party clearly identifies the orally disclosed data as proprietary at the time of disclosure, and
b. Such orally disclosed data is subsequently reduced to writing, marked with an appropriate stamp or legend and provided in writing as Proprietary Information pursuant to this Paragraph 2 within twenty (20) days of such oral disclosure.

Disclosing Party

The term "Disclosing Party" as used herein shall mean the corporation, officers and employees of the signatory of this agreement who are in possession of the Proprietary Information being exchanged in a single transaction. The Disclosing Party shall retain all title to, and rights of ownership of its Proprietary Information. The Disclosing Party holds the burden of risk, and potential for harm and damage in the providing of its Proprietary Information to the Receiving Party under this Agreement.

2. **Definitions** (continued)

Receiving Party

The term "Receiving Party" as used herein shall mean the officers and employees of the signatory of this agreement who had not previous knowledge of the Disclosing Party's Proprietary Information. The Receiving Party shall have the burden of obligation for safeguard of the Disclosing Party's Proprietary Information under this agreement.

Individual Proprietary Information Exchange Agreement

The term "Individual Proprietary Information Exchange Agreement" as used herein shall mean the document included as Attachment 1 to this agreement, which legally binds to this Agreement each individual employee of the Receiving Party who physically receives Proprietary Information from the Disclosing Party. Each Receiving Party employee, upon execution of the Individual Proprietary Information Exchange Agreement is then authorized by the Disclosing Party to receive Proprietary Information and is bound to the provisions of this PRIMARY PROPRIETARY INFORMATION EXCHANGE AGREEMENT in the same force and effect. This form/requirement may be omitted/waived for employees of Receiving Parties already bound to the Receiving Party by similar such agreements.

PRIMARY PROPRIETARY INFORMATION EXCHANGE AGREEMENT

The term "PRIMARY PROPRIETARY INFORMATION EXCHANGE AGREEMENT" as used herein shall mean this agreement between the two signing entities, The Company and The Program Partner. The Primary agreement forms the basis under which the two parties shall exchange Proprietary Information under the Program.

3. **Points of Contact**

The primary points of contact with respect to receipt and control of Proprietary Information exchanged hereunder are designated by the respective parties as follows:

The Company

Fenrir Industries, Inc.
Post Office Box 2027
Stamford, Connecticut 06906
Attn: Robert L. Muller

The Program Partner

CO_NAME
CO_STREET
CO_CITY, CO_STATE CO_ZIP
ATTN: ______________________________

These primary points of contact are solely for clerical control and in no way limit or extend the basis of this agreement between either party or their individual employees. Each party shall maintain a system insuring any transfer or exchange of Proprietary Information is brought to the attention of the above listed contacts. Failure to do so in no way indemnifies any party against any rights or remedies of consequential to this Agreement.

4. **Notice**

Each party shall have the right and power to change the persons within their organizations authorized to receive Proprietary Information exchanged under this Agreement by written notice to the other party. Notice of such change, all Individual Proprietary Information Exchange Agreements, and any other notice or information except the exchange of Proprietary Information, shall be addressed to:

The Company

Fenrir Industries, Inc.
Post Office Box 2027
Stamford, Connecticut 06906
Attn: Legal Department

The Program Partner

CO_NAME
CO_STREET
CO_CITY, CO_STATE CO_ZIP
ATTN: ______________________________

5. **Confidentiality Obligation**

Each party agrees to protect Proprietary Information received from the other by exercising, as a minimum, the same level of care it uses to protect its own Proprietary Information for a period of ten (10) years from the date the Proprietary Information is received and agrees that it will:

a. Use such Proprietary Information only for the purposes of this Agreement and the Program under which it was agreed;

b. Make such Proprietary Information available only to its employees having a "need to know" and only upon execution of this Agreement by the Employee as evidenced by the individual Employee's signature on an abbreviated Agreement as shown in Attachment 1, "Individual Proprietary Information Exchange Agreement". The Individual form/requirement may be omitted/waived for employees of Receiving Parties already bound to the Receiving Party by similar such agreements. All said Individual Agreements are hereby incorporated as addenda to this Primary Agreement upon the receiving party providing a notarized copy of the Employee's Individual Agreement to the disclosing party;
NOTE: Failure of any member of the Receiving Party to possess an executed Individual Proprietary Information Exchange Agreement prior to further disclosure of Proprietary Information to an unsigned party constitutes negligent disclosure and expose the divulging party to all legal action available should improper use of the proprietary information result.

c. Not disclose the Proprietary Information to any third person, except that Proprietary Information may be disclosed to the U.S. Government subject to FAR 15.413, and if disclosed to the U.S. Government shall be marked with the legends at FAR 15.215-12 or other applicable procurement regulation;

d. Not copy or reproduce the Proprietary information in whole or in part except as necessary to carry out the purposes of this Agreement; provided that, if they do copy or reproduce Proprietary Information in whole or in part, the reproduction shall carry a proprietary notice or legend similar to that which appears on the original;

e. Not manufacture, sell, or have made, or assist a unauthorized third party in the manufacture, sell, or disclosure any devices or document embodying or utilizing the Proprietary Information;

f. Not to circumvent the spirit of this Agreement, nor use or disclose, nor make any attempt to circumvent, use or disclose, any information released to the receiving party by the disclosing party as a result, consequence or under this Agreement.

6. **Exceptions**

Except as set forth below, the receiving party shall have no restrictions or obligations as to any information or data which:

a. Is on the date received already known to the receiving party; or

b. Is in or later enters the public domain through no wrongful act of the receiving party; or

c. Is rightfully received from a third party without similar restrictions and without breach of this Agreement; or

d. Is independently developed by employees of the receiving party; or

e. Is approved for release or use by written authorization of the disclosing party; or

f. Is released without restriction by the disclosing party to anyone, including the U.S. Government; or

g. Is forwarded to the receiving party after notification to the disclosing party in writing that no further Proprietary Information is desired by the receiving party; or

h. Is forwarded to the receiving party after termination or expiration of this agreement.

Prior to disclosing data which is determined within the exceptions of this Paragraph 6, the receiving party shall remove any legends, markings or notations of the disclosing party.

7. **Government Action, Liability**

Should the receiving party be faced with legal action or a requirement under Government regulations to disclose Proprietary Information hereunder, the receiving party shall forthwith notify the disclosing party, and upon the request of the latter, shall cooperate with the disclosing party in contesting such a disclosure. Except in connection with the receiving party's failure to discharge their responsibilities set forth in the preceding sentence, neither party shall be liable in damages for disclosure pursuant to criminal judicial action or Government regulation, of Proprietary Information obtained under this Agreement, provided that:

a. The receiving party shall use the same degree of care as used to protect its own Proprietary Information of like importance,
b. Upon discovery of such disclosure or use, the receiving party shall endeavor to prevent further disclosure or use, and
c. The receiving party shall give prompt notice to the disclosing party.

8. **Classified Information**

No U.S. or Foreign Government classified information shall be provided under this Agreement except as authorized in accordance with security procedures prescribed by the appropriate Governmental body.

9. **No License**

Nothing contained in this Agreement shall be construed as granting or conferring any right or license, express or implied, to any invention or discovery or to patent covering such invention or discovery, or to any copyright, trademark, or trade secret.

10. **Unmarked Information**

Any information and data not designated as Proprietary Information in accordance with Paragraph 2, shall not, unless otherwise specifically agreed upon in writing by the receiving party, be deemed to be proprietary or submitted in confidence and shall be acquired by the receiving party free from any restrictions on use or disclosure (other than a claim for patent infringement).

11. **Termination, Expiration**

This Agreement, and all rights and obligations established hereby except those specified in Paragraph 12, may be terminated by either party on sixty (60) days written notice to the other parties. Unless thus earlier terminated, this Agreement shall expire two (2) years from the effective date of this agreement. When this agreement terminates or expires as herein provided, or if the Proprietary Information received hereunder is no longer required by the receiving party, whichever occurs first, then unless otherwise agreed in writing by the parties all copies of the disclosing party's Proprietary Information in the possession of the receiving party shall be returned or destroyed as directed by the disclosing party.

12. **Continuing Obligation**

Termination or expiration of this Agreement shall not relieve the receiving party of the obligation imposed by Paragraph 5 hereof with respect to the protection of Proprietary Information received prior to the effective date of the termination or expiration.

13. **Assignment of Obligation**

Neither party is entitled, or shall be allowed to assign any interest hereunder, except to a successor to the whole of that party's business. Such assignment is subject to acceptance and agreement by the disclosing party. The disclosing party shall also be entitled to unilaterally change any portion of this agreement prior to assignment by the receiving (assigning) party. The receiving party retains its right to reject such changes but in doing, rescinds its ability to assign any of its rights under the original agreement to the new party.

14. Legends Ineffective

This Agreement shall apply in lieu of and notwithstanding the contents of any proprietary or restrictive legends or statements associated with any particular information provided in accordance with the provisions of this Agreement.

15. Captions

Captions, as used herein, are for convenience of reference only and shall not be construed to limit or extend the language of the provision to which such captions may refer.

16. Business Relationship

This Agreement is not intended to create, nor shall it be construed as creating, a joint venture, partnership, or other formal business organization.

17. Governing Law

This Agreement shall be governed by and interpreted according to the laws of the State of Connecticut.

18. Entire Agreement

The foregoing articles contain the entire agreement between the parties and supersede any prior oral or written agreements, commitments, understandings, or communications with respect to the subject matter of this Agreement. This Agreement may only be amended by a written document signed by an authorized representative of each party.

ACCEPTED:

FENRIR INDUSTRIES, INC.	**CO_NAME**
By: ______________________	**By:** ______________________
Typed Name: Robert L. Muller	**Typed Name:** ______________________
Title: President	**Title:** ______________________
Date: _____/_____/_____	**Date:** _____/_____/_____

FENRIR INDUSTRIES, INC.
PRIMARY PROPRIETARY INFORMATION EXCHANGE AGREEMENT:
ATTACHMENT 1 - Individual Proprietary Information Exchange Agreement

This agreement is made and entered into as of the date last signed below by and between FENRIR INDUSTRIES, INC., a Connecticut corporation with a place of business at Post Office Box 2027, Stamford, Connecticut 06906 (hereinafter called "The Company") and ______________________ ___________, an Employee, Agent, Officer, or Director of **CO_NAME**, a corporation with a place of business at **CO_STREET, CO_CITY CO_STATE CO_ZIP** (hereinafter called "The Program Partner").

WITNESSETH

WHEREAS, The Company and The Program Partner are interested in undertaking discussions relative to technology of interest to both parties (hereinafter called "the Program") described more particularly as all Fenrir Products, including the *In-Forcer* Ram Systems, et al, as well as the Ideation concept and its attendant products (hereinafter called "the Project(s)") and technology and concepts developed by the Program Partner (hereinafter called the "Technology"); and;

WHEREAS, for these discussions it is necessary for the parties hereto to disclose to each other certain Proprietary Information; and

WHEREAS, the purpose of this agreement is to allow the parties hereto to evaluate and negotiate their responses relative to the Program; and

WHEREAS, The Company and/or The Program Partner desire to properly safeguard and assure safety of their own and each other's Proprietary Information from any use damaging either's business position or competitive or market standing; and

WHEREAS, The Company and The Program Partner desire to provide for the proper safeguarding of such Proprietary Information and to prescribe the conditions and restrictions governing its use; and

WHEREAS, I, ________________________________, being a current employee of The Program Partner, and having a "need to know" The Company Proprietary Information as part of my employment and involvement with the Program; and

WHEREAS, I, ________________________________, an employee of The Program Partner, having been provided a copy of the latest Primary Proprietary Information Exchange Agreement between The Company and The Program Partner in effect; and

WHEREAS, I, ________________________________, an employee of The Program Partner, fully understand the requirements of the latest Primary Proprietary Information Exchange Agreement between The Company and The Program Partner in effect.

NOW THEREFORE:

In consideration of the mutual promises contained in the latest Primary Proprietary Information Exchange Agreement between The Company and The Program Partner in effect, do hereby accept by my signature below the entirety of the Primary Agreement, included by reference herein, in full force and effect.

ACCEPTED:

FENRIR INDUSTRIES, INC.	CO_NAME Employee
By: ______________________	**By:** ______________________
Typed Name: Robert L. Muller	**Typed Name:** ______________________
Title: President	**Position:** ______________________
Date: ______/______/______	**Date:** ______/______/______

Exhibit 4b: Primary Proprietary Information Exchange Agreement
(Alternate Short Form)

Fenrir Industries, Inc.

DATE

CO_NAME
CO_STREET
CO_CITY, CO_STATE CO_ZIP

Dear Sirs:

You have expressed an interest in exploring a possible transaction with us in which we consider a joint venture or capital infusion (the "Transaction"). In order to evaluate the Transaction you have asked FENRIR INDUSTRIES (the "Company") to disclose to you the Company's business plan and market data (the "Confidential Material"). It is agreed that Confidential Material does not include information which was or becomes generally available to the public other than as a result of an act or omission by you.

In consideration of the Company's furnishing you with the Confidential Material, you agree that:

1. You will use the Confidential Material solely for the purpose of evaluation the Transaction.

2. The Confidential Material is the proprietary property of the Company and includes trade secrets and other confidential information of the Company. You will keep the Confidential Material confidential and shall not, without the prior written consent of the Company, disclose it in any manner whatsoever, in whole or in part, except as expressly provided herein. Moreover, you agree to reveal the Confidential Material only to those employees of **CO_NAME** who need to know the Confidential Material for the purpose stated herein, and you shall inform each such employee of the confidential nature of the Confidential Material.

3. The Confidential Material will be returned to the Company immediately upon request and you shall not retain any copies thereof. In the event that you prepare any analyses, compilations or studies that are based upon the Confidential Information, you agree to keep such analyses, compilations and studies confidential and, if requested by the Company following the use of the Confidential Material as specified herein, to promptly destroy all such analyses, compilations and studies and certify to the Company in writing to such effect.

4. In the event that you or anyone to whom you disclose the Confidential Material pursuant to this agreement becomes legally compelled to disclose any of the Confidential Material, you will provide the Company with prompt notice, specifying in reasonable detail the nature of such disclosure, so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this agreement. You agree to use, at the request of the Company, all reasonable efforts to cooperate with the Company in seeking a protective order or other appropriate remedy in respect thereof. In the event that such order or other remedy is not obtained, or that the Company waives compliance with the provisions of this agreement, you will furnish only that portion of the Confidential Material that you are legally required to disclose. In addition, you shall provide the Company with written notice of any of the Confidential Material to be disclosed as far in advance of its disclosure as is practicable.

5. You hereby agree to indemnify the Company, its successors and assigns, its stockholders, its subsidiaries and its and their employees, officers, directors and representatives from and against any and all damages, losses, claims, liabilities, costs and expense, including, without limitation, reasonable attorneys' fees, incident to any suit, action, investigation, claim or proceeding, suffered, sustained, incurred or required to be paid by the Company, its successors or assigns, its stockholders, its subsidiaries and its and their employees, officers, directors or representatives by reason of any breach by you of any provision of this agreement, including without limitation, any and all damages, losses, claims liabilities, costs and expenses caused by any third party as a result of a breach by you or any of your employees of any provision of this agreement. No indemnification shall be available under this paragraph 5 for any claims arising from any disclosures made by you which are permitted under paragraph 4 provided that you comply with the requirements of paragraph 4.

6. You agree that money damages would not be a sufficient remedy for any breach of this agreement by you and that, in addition to all of the remedies which may available, the Company shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach.

7. Neither this agreement nor any of the provisions hereof may be amended or waived except by a written instrument executed by the parties hereto. It is further understood and agreed that no failure or delay by the Company in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.

8. This agreement shall be governed by and construed in accordance with the laws of the State of Connecticut.

9. This agreement shall in no way be construed as obligating or committing the Company to enter into any other agreement or contractual relationship with you.

10. Any provision of this agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, if possible, be amended so as to still reflect the intention of the parties in accordance herewith and so as to be

enforceable in such jurisdiction, or, otherwise be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in such jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

If this agreement is acceptable to you, please sign the enclosed copy and return such signed copy to the undersigned at the address indicated above.

Very truly yours,
FENRIR INDUSTRIES, INC.

By: ______________________________
Name: Robert L. Muller, Jr.
Title: President

AGREED TO:

CO_NAME

By: ______________________________

Name: ______________________________

Title: ______________________________

Exhibit 4c: Loan Agreements

DEBT INSTRUMENT

Robert L. Muller Sr.
to
Fenrir Industries Inc.
dated November 27, 1994

LOAN AMOUNT: $110,000

Fenrir Industries Inc. hereby agrees to pay upon demand the sum of One Hundred and Ten Thousand Dollars ($110,000) received from Robert L. Muller Sr. as a loan at an interest rate of eighteen percent (18%) compounded annually.

Interest during the first year of the loan will be deferred. Thereafter, interest will be paid monthly on the 15th of each month.

The Lender (Robert L. Muller Sr.) shall hold as collateral for this loan the Company's licensing and manufacturing rights to the products of the company.

Robert L. Muller Sr.

Robert L. Muller Jr., President
Fenrir Industries Inc.

$110,000 note

DEBT INSTRUMENT

Robert L. Muller Sr.
to
Fenrir Industries Inc.
dated December 30, 1994

LOAN AMOUNT: $7,500

Fenrir Industries Inc. hereby agrees to pay upon demand the sum of Seven Thousand, Five Hundred Dollars ($7,500) received from Robert L. Muller Sr. as a loan at an interest rate of eighteen percent (18%) compounded annually.

Interest during the first year of the loan will be deferred. Thereafter, interest will be paid monthly on the 15th of each month.

The Lender (Robert L. Muller Sr.) shall hold as collateral for this loan the Company's licensing and manufacturing rights to the products of the company.

Robert L. Muller Sr.

Robert L. Muller Jr., President
Fenrir Industries Inc.

$7,5000 note

Promissory Note
Payable on Demand Only After Fenrir Raises
$500,000.00

Principal Amount: $ 7000.—) Stamford, Connecticut

James E. Kunz

For value received, Fenrir Industries, Inc. (the "Company"), a Connecticut corporation located at 737 Canal Street, Stamford, CT 06902, promises to pay to James E. Kunz ("Payee"), or order, at his residence at 15 Roundtable Road, Saratoga Springs, NY 12866, the principal sum of SEVEN THOUSAND Dollars ($ 7000.—), together with interest at the rate hereinafter provided for on the unpaid principal balance of this note from time to time outstanding until paid in full.

Interest shall accrue on the unpaid and outstanding principal balance of this note commencing on the date hereof and continuing until repayment of this note in full at a rate per annum equal to 18.0 %. The principal and accrued interest shall be due and payable in full on demand by the Company within 30 days of Fenrir Industries, Inc. raising $500,000.00 of the total $5,000,000.00 sought in Fenrir's SEC Regulation A filing.

The Company shall make all payments hereunder to Payee in lawful money of the United States and in immediately available funds.

The Company waives presentment, demand, notice of demand, protest, notice of protest or notice of nonpayment in connection with the delivery, acceptance, performance, default or enforcement of this note or of any document or instrument evidencing any security for payment of this note.

Failure at any time to exercise any of the rights of Payee hereunder shall not constitute a waiver of such rights and shall not be a bar to exercise of any of such rights at a later date. In the event of commencement of suit to enforce payment of this note, the prevailing party shall be entitled to receive the costs of collection including reasonable attorneys' fees and court costs.

Nothing contained in this note shall be deemed to require the payment of interest or other charges by the Company or any other person in excess of the amount which the Payee may lawfully charge under the applicable usury laws. In the event that Payee shall collect moneys which are deemed to constitute interest which would increase the effective interest rate to a rate in excess of that permitted to be charged by applicable law, all such sums deemed to constitute interest in excess of the legal rate shall be credited against the principal balance of this note then outstanding, and any excess shall be returned to the Company.

IN WITNESS WHEREOF, and pursuant to a resolution of the Company's Board of Directors, the undersigned has caused this promissory note to be duly executed as of the date first written below.

Dated: SEPTEMBER 27, 2001 For Fenrir Industries, Inc.

By: Robert L. Muller, Jr.
Title: President

(Corporate Seal)

Kunz Promissory

Promissory Note
Payable on Demand Only After Fenrir Raises
$500,000.00

Principal Amount: $7,000.00 Stamford, Connecticut

For value received, Fenrir Industries, Inc. (the "Company"), a Connecticut corporation located at 737 Canal Street, Stamford, CT 06902, promises to pay to Clifford P. Williams (the "Payee"), or order, at his office at 1 Rockefeller Plaza, Suite 2229, New York, NY 10020, the principal sum of Seven Thousand & 00/100 Dollars ($7,000.00), together with interest at the rate hereinafter *provided for on the unpaid principal balance of this note from time to time* outstanding until paid in full.

Interest shall accrue on the unpaid and outstanding principal balance of this note commencing on the date hereof and continuing until repayment of this note in full at a rate per annum equal to 18.0 %. The principal and accrued interest shall be due and payable in full on demand by the Company within 30 days of Fenrir Industries, Inc. raising $500,000.00 of the total $5,000,000.00 sought in Fenrir's SEC Regulation A filing.

The Company shall make all payments hereunder to Payee in lawful money of the United States and in immediately available funds.

The Company waives presentment, demand, notice of demand, protest, notice of protest or notice of nonpayment in connection with the delivery, acceptance, performance, default or enforcement of this note or of any document or instrument evidencing any security for payment of this note.

Failure at any time to exercise any of the rights of Payee hereunder shall not constitute a waiver of such rights and shall not be a bar to exercise of any of such rights at a later date. In the event of commencement of suit to enforce payment of this note, the prevailing party shall be entitled to receive the costs of collection including reasonable attorneys' fees and court costs.

Nothing contained in this note shall be deemed to require the payment of interest or other charges by the Company or any other person in excess of the amount which the Payee may lawfully charge under the applicable usury laws. In the event that Payee shall collect moneys which are deemed to constitute interest which would *increase the effective interest rate to a rate in excess of that permitted to be* charged by applicable law, all such sums deemed to constitute interest in excess of the legal rate shall be credited against the principal balance of this note then outstanding, and any excess shall be returned to the Company.

IN WITNESS WHEREOF, and pursuant to a resolution of the Company's Board of Directors, the undersigned has caused this promissory note to be duly executed as of the date first written below.

Dated: October 15, 2001 For Fenrir Industries, Inc.

By: Robert L. Muller, Jr.
Title: President

Williams Promissory

Exhibit 5: Consent to Inclusion of Accountant's Review Report

► ► ► GNADE & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS
24 BEECHWOOD ROAD
SUMMIT, NJ 07901
(908) 522-0081
(908) 522-0130 (FAX)

MEMBER OF THE AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT ACCOUNTANT

We consent to the use of our report dated October 22, 2001, on the financial statement of Fenrir Industries, Inc. for the years ended December 2000 and 1999, and to the reference to our firm under the caption "Experts," included in or made part of Fenrir Industries' registration statement on Form 1-A and the Prospectus contained therein.

Gnade & Associates

Summit, New Jersey
January 24, 2002

Consent to Inclusion of Accountant's December 31, 2000 and 1999 Review Report

►►► GNADE & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS
24 BEECHWOOD ROAD
SUMMIT, NJ 07901
(908) 522-0081
(908) 522-0130 (FAX)

MEMBER OF THE AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT ACCOUNTANT

We consent to the use of our report dated October 22, 2001, on the financial statement of Fenrir Industries, Inc. for the six month period ended June 30, 2001, and to the reference to our firm under the caption "Experts," included in or made part of Fenrir Industries' registration statement on Form 1-A and the Prospectus contained therein.

Gnade & Associates

Summit, New Jersey
January 24, 2002

Consent to Inclusion of Accountant's June 30, 2001 Review Report

Exhibit 6: Opinion of Counsel

The Law Office of
John J. Kelly

January 25, 2002

Fenrir Industries, Inc.
737 Canal Street, 35A
Second Floor
Stamford, CT 06902

Re: <u>REGULATION A FILING, AMENDMENT 2</u>

Ladies and Gentlemen:

I have examined the documentation to be filed by you under Regulation A on Form 1-A with the Securities and Exchange Commission on or about January 25, 2002 (the "filing") in connection with the offering of securities as detailed in the Regulation A Offering Statement.

It is my opinion that, when issued and sold in the manner referred to in the Offering Statement, the shares will be legally and validly issued, fully paid and nonassessable.

I consent to the use of this opinion as an exhibit to the Regulation A Offering Statement and further consent to the use of my name whenever it appears in the Regulation A Offering Statement and any amendments thereto.

Very truly yours

John J. Kelly

P.O. Box 3385, 98 Mill Plain Road, Suite 301-A Danbury, CT 06813-3385
(203) 743-7522 Fax (203) 730-2962

Opinion of Counsel

Exhibit 7: Sales Materials

January 25, 2002

FENRIR INDUSTRIES, INC.

A Connecticut Manufacturer of Public Safety Equipment

$5,000,000
1,000,000 SHARES

COMMON STOCK

Price: $5.00 per share
Minimum Purchase: 200 Shares ($1,000.00)

Fenrir Industries, Inc., of Stamford, Connecticut, designs, develops, manufactures and internationally markets proprietary state-of-the-art equipment to law enforcement, fire, EMS and public safety agencies.

All of the 1,000,000 shares of Common Stock (the "Shares") hereby offered are being sold directly by Fenrir Industries, Inc. ("Fenrir" or the "Company"). Prior to this offering, there has been no public market for the Common Stock; therefore, the offering price has been determined by the Company.

This announcement is neither an offer to sell nor a solicitation of an offer to buy these securities. The offering is made only by means of the Offering Circular.

Copies of the Offering Circular and Subscription Agreement may be obtained from Fenrir Industries, Inc. directly or through the Company's website at http://www.fenrir.com only by persons residing in those states where this offering has been qualified for sale.

Tombstone Advertisement

For Immediate Release

Contact: Robert L. Muller, Jr.
President
203-977-0671
president@fenrir.com

Fenrir Industries, Inc. to offer 1,000,000 shares.

Stamford, Connecticut-based Fenrir Industries, Inc. announces that a registration statement filed with the Securities and Exchange Commission in connection with the company's proposed internet offering of 1,000,000 shares has been declared effective

This registration statement has also been filed with and declared effective by the appropriate securities regulators of the States of California, Colorado, Connecticut, Delaware, Georgia, Illinois, Kentucky, Maine, Montana, Nevada, New York, West Virginia, Wisconsin and Wyoming.

The registration statement, filed under Regulation "A" of the Securities Act, covers the offering of the company's common stock at $5.00 per share.

Copies of the Offering Circular and Subscription Agreement may be obtained from Fenrir Industries, Inc. directly or through the Company's website at http://www.fenrir.com only by persons residing in those states where this offering has been qualified for sale.

Fenrir Industries, Inc., of Stamford, Connecticut, designs, develops, manufactures and internationally markets proprietary state-of-the-art equipment to law enforcement, fire, EMS and public safety agencies.

All of the 1,000,000 shares of Common Stock (the "Shares") hereby offered are being sold directly by Fenrir Industries, Inc. ("Fenrir" or the "Company"). Prior to this offering, there has been no public market for the Common Stock; therefore, the offering price has been determined by the Company.

This announcement is neither an offer to sell nor a solicitation of an offer to buy these securities. The offering is made only by means of the Offering Circular.

Press Release

Fenrir Industries, Inc.

Forced Entry Training & Equipment for Law Enforcement

GET PASSWORD
COMPANY INFO
PRODUCTS
SERVICES
COLUMNS
TIPS
INFO LINKS
HOME

E-mail Webmaster

This site best viewed full 800x600 screen using Netscape

Download Netscape

TODAY'S FEATURED PRODUCT



1-, 2-, or 4-Man In-ERT™ Inert Rams

(RESTRICTED ACCESS - Request password)

Ask us about the bounty we're offering on our competitor's concrete rams.

August 15, 2001

FENRIR INDUSTRIES, INC.

A Connecticut Manufacturer of Public Safety Equipment

$5,000,000
1,000,000 SHARES

COMMON STOCK

$5.00 per share
200 Shares Minimum

Fenrir Industries, Inc. of Stamford, Connecticut designs, develops, manufactures and internationally markets proprietary state-of-the-art equipment to law enforcement, fire, EMS and public safety agencies.

All of the 1,000,000 shares of Common Stock (the "Shares") hereby offered are being sold directly by Fenrir Industries, Inc. ("Fenrir" or the "Company"). Prior to this offering, there has been no public market for the Common Stock' therefore, the offering price has been determined by the Company.

This announcement is neither an offer to sell nor a solicitation of an offer to buy these securities. The offering is made only by means of the Offering Circular.

Copies of the Offering Circular and Subscription Agreement may be obtained directly from the Company or by following this link only by persons residing in those states where this offering has been qualified for sale.

Click here or above for more info.

Fenrir Industries, Inc. Website
(homepage)

Fenrir Industries, Inc.

Forced Entry Training & Equipment for Law Enforcement

GET PASSWORD
COMPANY INFO
PRODUCTS
SERVICES
COLUMNS
TIPS
INFO LINKS
HOME
E-mail Webmaster

Thank you for your interest in investing in us.

Please enter all information requested

Salutation/Title: Choose from list
if other,
Name
E-mail Address
Gender: ○ Male ○ Female
Residence Address
City
State/Province: Choose from list
if other,
Zip/Postal Code
Country: United States
if other,
Phone
Fax

The United States Securities and Exchange Commission requires all potential investors to provide specific assent to the electronic transmittal of all disclosures before the Company can allow the Offering Circular to be downloaded electronically.
Please check this box below signifying your agreement to have the company's Offering Circular downloaded to you.

☐ I HEREBY AGREE TO ACCEPT ELECTRONIC TRANSFERS OF ALL DISCLOSURE DOCUMENTS FROM THE COMPANY PURSUANT TO SEC RELEASES NOs 33-7233 AND 33-7856.

By clicking the button below, the above person warrants and represents the above information to be true and accurate, and accepts electronic delivery of the Company's Offering Circular. Furthermore, being granted access to the information in the Offering Circular, the above person agrees to hold all such information confidential and agrees to return or destroy all copies of the information should he/she elect not to invest.

I AGREE

Fenrir Industries, Inc. Website
(page returned by clicking on home page tombstone)

Fenrir Industries, Inc.

Forced Entry Training & Equipment for Law Enforcement

GET PASSWORD
COMPANY INFO
PRODUCTS
SERVICES
COLUMNS
TIPS
INFO LINKS
HOME
E-mail Webmaster

Thank you for your interest in investing in us.

However, our offering has not been approved for sale to residents of your state.

We will retain your information on file for one year and contact you if and when the offering is approved in your state. We will not use this information in any other way.

If you believe there has been an error, or would like to know more, please write or call me directly. I welcome your call.

Thanks again for your interest.

Bob Muller
President
Fenrir Industries, Inc.

PS: You should be getting re-directed back to our home page shortly. I hope you will visit the rest of our site using the navigation menu to the left.

Fenrir Industries, Inc. Website
(page returned to potential investors residing in states where offering is not approved for sale.)

Fenrir Industries, Inc.

Forced Entry Training & Equipment for Law Enforcement

GET PASSWORD
COMPANY INFO
PRODUCTS
SERVICES
COLUMNS
TIPS
INFO LINKS
HOME
Email Webmaster

Thank you for your efforts so far.

By clicking the link at the bottom of this page, you will start the download of our Offering Circular, along with all its exhibits and Subscription Agreement.

It is a single 4 megabyte file in Adobe Acrobat PDF format. Download using a 56K connection is approximately 30 minutes, but varies from connection to connection.

You will require the Acrobat reader installed onto your machine to read and print the document. The Acrobat Reader is free and is simple to download and install. Click Here if you need to download and install Acrobat.

Once downloaded, the file will open up in a new browser window. **WE SUGGEST YOU PRINT A HARD COPY IMMEDIATELY.**

Should you have any question, please write or call the company.

Once you have downloaded and read the Offering Circular, **and are interested in investing,** simply follow the instructions in the Subscription Agreement (Exhibit 3 to the Offering Circular).

IF YOU ARE NOT INTERESTED IN INVESTING, PLEASE RETURN YOUR HARD COPY PRINT OUT TO THE COMPANY POSTAGE DUE.

Thanks again for your interest.

Bob Muller
President
Fenrir Industries, Inc.

DOWNLOAD OFFERING CIRCULAR NOW

Fenrir Industries, Inc. Website
(Page returned to potential investors residing in states where offering has been approved for sale)

Exhibit 8: Consent to Service

UNIFORM CONSENT TO SERVICE OF PROCESS

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, Fenrir Industries, Inc., (a corporation organized under the laws of the State of Connecticut) for the purpose of complying with the laws and regulations of the States below listed relating to either the registration or sale of securities in any such State wherein the undersigned seeks to do so, hereby appoints the appropriate officer of any such State, as designated hereunder, and the successors in such office, its attorney in the those States wherein the undersigned has registered or sold its securities, upon whom may be served any notice, process or pleading in any action or other proceeding against it arising out of, or in connection with, the sale of securities or out of violation of the aforesaid laws of that State; and the undersigned does hereby consent that any such action or proceeding against it may be commenced in any court of competent jurisdiction and proper venue within said State by service or process upon the officers so designated with the same effect as if the undersigned had lawfully been served with process or notice in said State.

State	Officer	State	Officer
California:	Commissioner of Corporations	Montana:	State Auditor & Commissioner of Insurance
Colorado:	Securities Commissioner		
Connecticut:	Banking Commissioner	Nevada:	Secretary of State
Delaware:	Securities Commissioner	New York:	Secretary of State
Georgia:	Commissioner of Securities	West Virginia:	Commissioner of Securities
Illinois:	Secretary of State	Wisconsin:	Commissioner of Securities
Kentucky:	Director, Division of Securities	Wyoming:	Secretary of State
Maine:	Administrator, Securities Division		

A copy of any notice, process or pleading served hereunder must be mailed via certified mail to:

Robert L. Muller, Jr., President
Fenrir Industries, Inc.
P.O. Box 2027
Stamford, CT 06906-0027

Dated: January 25, 2002

For Fenrir Industries, Inc.

By: ______________________
Robert L. Muller, Jr., President

(Corporate Seal)

and By: ______________________
Elizabeth B. Muller, Vice-President & Secretary

CORPORATE ACKNOWLEDGMENT

STATE OF CONNECTICUT }
} ss.
COUNTY OF FAIRFIELD }

On this 25th day of January, 2002, before me, the undersigned officer, personally appeared Robert L. Muller, Jr. and Elizabeth B. Muller, known personally to me to be the President and Vice-President & Corporate Secretary, respectively, of the above named corporation, and that they, as such officers, being authorized so to do, executed the foregoing instrument for the purposes therein contained, be signing the name of the corporation by themselves as such officers.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

____
John J. Kelly, Esq.
Commissioner of the Superior Court
State of Connecticut

Uniform Form U2A - Consent of Service of Process

Exhibit 9: Appropriate Resolutions (U2s)

CORPORATE RESOLUTION

WHEREAS, the Corporation is in need of working capital in order to continue its operations and produce an inventory of products to fulfill expected orders, it is the opinion of the company that a new placement be authorized.

WHEREAS, the officers of the company have determined that the company should register a $5,000,000 offering for non-qualified investors (i.e., those investors with a net worth of less than $1,000,000).

WHEREAS, the documentation is almost complete and ready for legal review,

it is RESOLVED that a filing of North American Securities Administrators Association Form U-7 and its accompanying paperwork (as accepted by and routinely filed with the U. S. Securities and Exchange Commission as well as numerous State Banking Commissions) will be required.

It is RESOLVED that the Board of Directors should authorize the officers of the company to complete the necessary paperwork, forward it to John Kelly, Esq. for review and proceed with the filing for approval to the appropriate state and federal (if necessary) agencies.

The undersigned hereby certifies that she is the duly elected and qualified Secretary and the custodian of the books and records and seal of FENRIR INDUSTRIES INC., a corporation duly formed pursuant to the laws of the state of Connecticut and that the foregoing is a true record of a Resolution duly adopted at a meeting of the Board of Directors and that said meeting was held in accordance with state law and the Bylaws of the above-named Corporation on MAY 11, 2000 and that said Resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 26th day of June, 2000.

Elizabeth Kruse

Corporate Secretary

CORPORATE RESOLUTION

WHEREAS, the Corporation is in need of working capital in order to continue its operations and produce an inventory of products to fulfill expected orders, it is the opinion of the company that substantial further outside investment should be sought out.

WHEREAS, the company's officers have already been approached by a venture capital firm, Empire Capital Corporation, and,

WHEREAS, the company has previously experience in such matters,

It is RESOLVED that a search of major investors and/or venture capitalist firms be initiated and discussions about a potential arrangement be entered into.

It is RESOLVED that such an arrangement will result in an equity investment of upwards of $5,000,000 in return for no more than 75% of the outstanding (voting) Common Stock of the Company.

The undersigned hereby certifies that she is the duly elected and qualified Secretary and the custodian of the books and records and seal of FENRIR INDUSTRIES INC., a corporation duly formed pursuant to the laws of the state of Connecticut and that the foregoing is a true record of a Resolution duly adopted at a meeting of the Board of Directors and that said meeting was held in accordance with state law and the Bylaws of the above-named Corporation on MAY 11, 2000 and that said Resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 26th day of June, 2000.

Elizabeth Miller

Corporate Secretary

CORPORATE RESOLUTION

WHEREAS the company is embarking on a $5,000,000 placement and will require personnel to handle the increasing workload of a fully capitalized company,

It is RESOLVED that James Atherton, the former head of the Hostage Rescue Team of the Federal Bureau of Investigation, as well as the FBI's breeching expert, be hired as the company's Vice President for Training upon the completion of 20% of the company's current placement.

The undersigned hereby certifies that she is the duly elected and qualified Secretary and the custodian of the books and records and seal of FENRIR INDUSTRIES INC., a corporation duly formed pursuant to the laws of the state of Connecticut and that the foregoing is a true record of a Resolution duly adopted at a meeting of the Board of Directors and that said meeting was held in accordance with state law and the Bylaws of the above-named Corporation on MAY 11, 2000 and that said Resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 26th day of JUNE, 2000.

Elizabeth Byrne

Corporate Secretary

CORPORATE RESOLUTION

WHEREAS the company is embarking on a $5,000,000 placement and will require personnel to handle the increasing workload of a fully capitalized company,

It is RESOLVED that Thomas Alessi, currently the supervisor of the 911 Emergency System for the City of Stamford Connecticut and the webmaster for the company's website, be hired as the company's Chief Information Officer upon the completion of 20% of the company's current placement.

The undersigned hereby certifies that she is the duly elected and qualified Secretary and the custodian of the books and records and seal of FENRIR INDUSTRIES INC., a corporation duly formed pursuant to the laws of the state of Connecticut and that the foregoing is a true record of a Resolution duly adopted at a meeting of the Board of Directors and that said meeting was held in accordance with state law and the Bylaws of the above-named Corporation on MAY 11, 2000 and that said Resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 26th day of JUNE, 2000.

Corporate Secretary

CORPORATE RESOLUTION

WHEREAS the company is embarking on a $5,000,000 placement and will require personnel to handle the increasing workload of a fully capitalized company,

It is RESOLVED that Fernando A. Lacayo, currently the construction manager for the Bayer Corporation in Pittsburgh PA, be hired as the company's Chief Operating Officer upon the completion of 20% the company's current placement.

The undersigned hereby certifies that she is the duly elected and qualified Secretary and the custodian of the books and records and seal of FENRIR INDUSTRIES INC., a corporation duly formed pursuant to the laws of the state of Connecticut and that the foregoing is a true record of a Resolution duly adopted at a meeting of the Board of Directors and that said meeting was held in accordance with state law and the Bylaws of the above-named Corporation on MAY 11, 2000 and that said Resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 26th day of JUNE, 2000.

Elizabeth [signature]
Corporate Secretary

CORPORATE RESOLUTION

WHEREAS the company is embarking on a $5,000,000 placement and will require personnel to handle the increasing workload of a fully capitalized company,

and WHEREAS the company will need a person to manage and supervise the sales and marketing operations and staff,

It is RESOLVED that the search for a Vice President of Sales and Marketing be initiated so that the person who has been identified as the perfect candidate can be hired upon the completion of 10% of the company's current placement.

The undersigned hereby certifies that she is the duly elected and qualified Secretary and the custodian of the books and records and seal of FENRIR INDUSTRIES INC., a corporation duly formed pursuant to the laws of the state of Connecticut and that the foregoing is a true record of a Resolution duly adopted at a meeting of the Board of Directors and that said meeting was held in accordance with state law and the Bylaws of the above-named Corporation on MAY 11, 2000 and that said Resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 26th day of JUNE, 2000.

[signature]

Corporate Secretary

CORPORATE RESOLUTION

WHEREAS the company currently has 20,000 shares of stock authorized and is embarking on a $5,000,000 placement and,

WHEREAS prior to the company submitting the required documentation for its official approval by the appropriate state and federal agencies, the authorized shares will need to be increased.

It is RESOLVED that the number of authorized shares be increased to 2,000,000 shares.

The undersigned hereby certifies that she is the duly elected and qualified Secretary and the custodian of the books and records and seal of FENRIR INDUSTRIES INC., a corporation duly formed pursuant to the laws of the state of Connecticut and that the foregoing is a true record of a Resolution duly adopted at a meeting of the Board of Directors and that said meeting was held in accordance with state law and the Bylaws of the above-named Corporation on MAY 11, 2000 and that said Resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 26th day of JUNE, 2000.

Corporate Secretary

CORPORATE RESOLUTION

WHEREAS the company currently has 20,000 shares of stock authorized and is embarking on a $5,000,000 placement and,

WHEREAS prior to the company submitting the required documentation for its official approval by the appropriate state and federal agencies, the outstanding shares willneed to be increased.

It is RESOLVED that the outstanding shares as of this Resolution be split in the ratio of 100 new shares for each currently outstanding shares.

It is RESOLVED that the company will as of this Resolution issue new share certificates to each current shareholder of record reflecting the balance of shares due to the shareholder under this split (i.e. 99 times their current number of shares.) Certificates representing outstanding shares will continue to be valid.

The undersigned hereby certifies that she is the duly elected and qualified Secretary and the custodian of the books and records and seal of FENRIR INDUSTRIES INC., a corporation duly formed pursuant to the laws of the state of Connecticut and that the foregoing is a true record of a Resolution duly adopted at a meeting of the Board of Directors and that said meeting was held in accordance with state law and the Bylaws of the above-named Corporation on MAY 11, 2000 and that said Resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 20th day of JUNE, 2000.

Corporate Secretary

NOTICE OF PROPOSED BYLAWS CHANGE

IN ACCORDANCE WITH ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., as adopted January 27, 1995, the following proposed Bylaws changed has been submitted to a vote of the Board of Directors:

ARTICLE II, Paragraph 12

CURRENT:

12. **CUMULATIVE VOTING** - At each election for Directors, every Shareholder entitled to vote at the election has the right to vote in person or by proxy the number of shares owned by him for as many people as there are Directors to be elected and for whose election he has a right to vote, or to cumulate his votes by giving one candidate as many votes as the number of Directors to be elected multiplied by the number of his shares will equal, or by distributing that number of votes among any number of candidates.

PROPOSED:

12. **NO CUMULATIVE VOTING** - At each election for Directors, every Shareholder entitled to vote at the election has the right to vote in person or by proxy the number of shares owned by him for as many people as there are Directors to be elected and for whose election he has a right to vote. Shareholders shall not be allowed to cumulate his votes by giving one candidate as many votes as the number of Directors to be elected multiplied by the number of his shares will equal, or by distributing that number of votes among any number of candidates.

PROPOSED BY: Robert L. Muller, Jr. - President

REASON FOR CHANGE:

In order to alleviate the difficulties expected by the anticipated number of shareholders in the Company as a result of the offering, it is proposed this paragraph be changed so as to prevent cumulative voting.

Said proposed change, having been voted on by the Board of Directors and X receiving / ___ failing to receive a majority vote as prescribed by the aforementioned ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., is hereby ___ refused / X adopted.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 21st day of AUGUST, 2001.

[signature]

Corporate Secretary

(Seal)

NOTICE OF PROPOSED BYLAWS CHANGE

IN ACCORDANCE WITH ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., as adopted January 27, 1995, the following proposed Bylaws changed has been submitted to a vote of the Board of Directors:

ARTICLE VI, Paragraph 6

CURRENT:

6. **PERMITTED TRANSFERS** - (a) Shareholders of record may, at any time or from time to time, transfer any or all of his Shares to his wife or children, or any custodian or trustee for his benefit or the benefit of his wife or children, either during his lifetime or at death (including a transfer by intestate succession), or to any corporation all the shares of which are owned by the Shareholder; provided, in each case, his transferee shall receive and hold such Shares subject to the provisions of paragraph 4 above.

PROPOSED:

6. **PERMITTED TRANSFERS** - (a) Shareholders of record may, at any time or from time to time, transfer any or all of his Shares to his spouse or children, or any custodian or trustee for his benefit or the benefit of his spouse or children, either during his lifetime or at death (including a transfer by intestate succession), or to any corporation all the shares of which are owned by the Shareholder; provided, in each case, his transferee shall receive and hold such Shares subject to the provisions of paragraph 4 above.

PROPOSED BY: Robert L. Muller, Jr. - President

REASON FOR CHANGE:

In order to make the Bylaws read gender neutral.

Said proposed change, having been voted on by the Board of Directors and X receiving / ___ failing to receive a majority vote as prescribed by the aforementioned ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., is hereby ___ refused / X adopted.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 21st day of AUGUST, 2001.

Elizabeth [signature]

Corporate Secretary

(Seal)

NOTICE OF PROPOSED BYLAWS CHANGE

IN ACCORDANCE WITH ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., as adopted January 27, 1995, the following proposed Bylaws changed has been submitted to a vote of the Board of Directors:

ARTICLE VI, Paragraph 8

CURRENT:

8. **LEGEND** - Until such time as the Board of Directors take the action described in paragraph 5, each certificate representing the shares shall bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAW OF ANY STATE IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED HEREBY IS RESTRICTED BY THOSE ACTS AND, IN ANY EVENT, IS PROHIBITED UNLESS THE CORPORATION RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH SALES OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THOSE ACTS. BY ACQUIRING THE SECURITIES REPRESENTED HEREBY, THE HOLDER HEREOF REPRESENTED THAT HE HAS ACQUIRED SUCH SECURITIES FOR INVESTMENT PURPOSES ONLY, AND THE HOLDER HEREOF AGREED THAT HE WOULD NOT SELL OR OTHERWISE DISPOSE OF SUCH SECURITIES WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THOSE ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER."

"THE TRANSFER, PLEDGE OR OTHER DISPOSITION OF SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE TERMS OF A SUBSCRIPTION AGREEMENT DATED AS OF ____________, ___ BETWEEN THE CORPORATION AND THE HOLDER, A COPY OF WHICH IS ON FILE AT THE CORPORATIONS PRINCIPAL OFFICE. BY ACCEPTING SUCH SHARES OR A CERTIFICATE THEREFOR, THE HOLDER AGREES TO BE BOUND BY THE TERMS OF SUCH SUBSCRIPTION AGREEMENT."

PROPOSED:

8. **LEGEND** - (a) Until such time as the Board of Directors take the action described in paragraph 5, each certificate representing the shares shall bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAW OF ANY STATE IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED HEREBY IS RESTRICTED BY THOSE ACTS AND, IN ANY EVENT, IS PROHIBITED UNLESS THE CORPORATION RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH SALES OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THOSE ACTS. BY ACQUIRING THE SECURITIES REPRESENTED HEREBY, THE HOLDER HEREOF REPRESENTED THAT HE HAS ACQUIRED SUCH SECURITIES FOR INVESTMENT PURPOSES ONLY, AND THE HOLDER HEREOF AGREED THAT HE WOULD NOT SELL OR OTHERWISE DISPOSE OF SUCH SECURITIES WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THOSE ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER."

"THE TRANSFER, PLEDGE OR OTHER DISPOSITION OF SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE TERMS OF A SUBSCRIPTION AGREEMENT BETWEEN THE CORPORATION AND THE HOLDER, A COPY OF WHICH IS ON FILE AT THE CORPORATIONS PRINCIPAL OFFICE. BY ACCEPTING SUCH SHARES OR A CERTIFICATE THEREFOR, THE HOLDER AGREES TO BE BOUND BY THE TERMS OF SUCH SUBSCRIPTION AGREEMENT."

(b) After such time as the Board of Directors take the action described in paragraph 5, each certificate representing the shares shall bear a legend in substantially the following form:

"THE SALE OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED HEREBY IS PROHIBITED UNLESS THE CORPORATION RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH SALES OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAW OF ANY STATE. BY ACQUIRING THE SECURITIES REPRESENTED HEREBY, THE HOLDER HEREOF REPRESENTED THAT HE HAS ACQUIRED SUCH SECURITIES FOR INVESTMENT PURPOSES ONLY, AND THE HOLDER HEREOF AGREED THAT HE WOULD NOT SELL OR OTHERWISE DISPOSE OF SUCH SECURITIES WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THOSE ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER."

"THE TRANSFER, PLEDGE OR OTHER DISPOSITION OF SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE TERMS OF A SUBSCRIPTION AGREEMENT BETWEEN THE CORPORATION AND THE HOLDER, A COPY OF WHICH IS ON FILE AT THE CORPORATIONS PRINCIPAL OFFICE. BY ACCEPTING SUCH SHARES OR A CERTIFICATE THEREFOR, THE HOLDER AGREES TO BE BOUND BY THE TERMS OF SUCH SUBSCRIPTION AGREEMENT."

PROPOSED BY: Robert L. Muller, Jr. - President

REASON FOR CHANGE:

In order to relieve the difficulty of dating each certificate with the date of the shareholder's subscription agreement, it is proposed to removed the blanks and associated wording requiring such.
Further, in order to facilitate the offering; inasmuch as shares under the offering are freely tradable under SEC rules, it is proposed that a second paragraph section be added to the section providing an alternate legend for such unrestricted shares that would removed all references to resale restriction under SEC or state securities laws.

Said proposed change, having been voted on by the Board of Directors and X receiving / ___ failing to receive a majority vote as prescribed by the aforementioned ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., is hereby ___ refused / X adopted.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 21st day of August, 2001.

Elizabeth [signature]

Corporate Secretary

(Seal)

NOTICE OF PROPOSED BYLAWS CHANGE

IN ACCORDANCE WITH ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., as adopted January 27, 1995, the following proposed Bylaws changed has been submitted to a vote of the Board of Directors:

ARTICLE XII, Paragraph 1

CURRENT:
Nothing is currently in the Bylaws on this subject.

PROPOSED (add):

ARTICLE XII
Other

1. **GENDER NEUTRAL** - In these By-Laws, all references contained herein to the masculine shall also include the feminine and the neuter, as appropriate.

PROPOSED BY: Robert L. Muller, Jr. - President

REASON FOR CHANGE:
In order to make the entire Bylaws read gender neutral.

Said proposed change, having been voted on by the Board of Directors and X receiving / ___ failing to receive a majority vote as prescribed by the aforementioned ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., is hereby ___ refused / X adopted.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 21st day of AUGUST, 2001.

Elizabeth [signature]
Corporate Secretary

(Seal)

NOTICE OF PROPOSED BYLAWS CHANGE

IN ACCORDANCE WITH ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., as adopted August 22, 2001, the following proposed Bylaws changed has been submitted to a vote of the Board of Directors:

ARTICLE III, Paragraph 16

CURRENT:

New Paragraph. Nothing is currently in the Bylaws on this subject.

PROPOSED (add):

16. **RECUSALS** - Any Director having a material interest in any matter before the Board shall recuse himself from participating in or voting on the matter under discussion. Furthermore, upon the request of any Director having independence in the matter, the recused Director(s) may be required to remove himself from the meeting place in order to allow for a free and open discussion of the matter prior to such vote. The remaining independent Directors shall have access to the Company's counsel on the matter at the Company's expense. Upon completion of the vote, or the discussion of the matter, the recused Director(s) may then return to the meeting. In the event of any such recusal, their must remain at least two (2) independent Directors to discuss and vote on the matter.

PROPOSED BY: Robert L. Muller, Jr. - President

REASON FOR CHANGE:

In order to bring the Bylaws into compliance with NASAA Statements of Policy for offering.

Said proposed change, having been voted on by the Board of Directors and X receiving / ___ failing to *receive a majority vote as prescribed by the aforementioned ARTICLE XI, Paragraph 1 of the current Bylaws* of Fenrir Industries, Inc., is hereby ___ refused / x adopted.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 20th day of January, 2002.

Elizabeth Bouker

Corporate Secretary

(Seal)

Note: If adopted, this Bylaws change shall also cause the date of adoption of the full Bylaws to change to the above date of the execution of this change.

NOTICE OF PROPOSED BYLAWS CHANGE

IN ACCORDANCE WITH ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., as adopted August 22, 2001, the following proposed Bylaws changed has been submitted to a vote of the Board of Directors:

ARTICLE V, Paragraph 6

CURRENT:
Nothing is currently in the Bylaws on this subject.

PROPOSED (cr'd):
6. AFFILIATED TRANSACTIONS - No business relationship or transaction with any person, or entity substantially controlled by such person, who is affiliated with the Company by nature of being an Shareholder, Director, Officer, Employee or agent, or direct family member thereof, may be entered into by the Company without first being subject to a majority vote of the Board of Directors not including any Director recused by nature of having a material interest in the transaction or matter. No such transaction may be made on terms less favorable to the Company than otherwise available to the Company from an unaffiliated third party. Furthermore, no relief from such transaction may be granted to said affiliate without similar such vote.

PROPOSED BY: Robert L. Muller, Jr. - President

REASON FOR CHANGE:
In order to bring the Bylaws into compliance with NASAA Statements of Policy for offering.

Said proposed change, having been voted on by the Board of Directors and X receiving / ___ failing to receive a majority vote as prescribed by the aforementioned ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., is hereby ___ refused / X adopted.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 20th day of January, 2002.

Elizabeth Bruner
Corporate Secretary

(Seal)

Note: If adopted, this Bylaws change shall also cause the date of adoption of the full Bylaws to change to the above date of the execution of this change.

NOTICE OF PROPOSED BYLAWS CHANGE

IN ACCORDANCE WITH ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., as adopted August 22, 2001, the following proposed Bylaws changed has been submitted to a vote of the Board of Directors:

ARTICLE VI, Paragraph 8(b)

CURRENT:

(b) After such time as the Board of Directors take the action described in paragraph 5, each certificate representing the shares shall bear a legend in substantially the following form:

"THE SALE OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED HEREBY IS PROHIBITED UNLESS THE CORPORATION RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH SALES OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAW OF ANY STATE. BY ACQUIRING THE SECURITIES REPRESENTED HEREBY, THE HOLDER HEREOF REPRESENTED THAT HE HAS ACQUIRED SUCH SECURITIES FOR INVESTMENT PURPOSES ONLY, AND THE HOLDER HEREOF AGREED THAT HE WOULD NOT SELL OR OTHERWISE DISPOSE OF SUCH SECURITIES WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THOSE ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER."

"THE TRANSFER, PLEDGE OR OTHER DISPOSITION OF SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE TERMS OF A SUBSCRIPTION AGREEMENT BETWEEN THE CORPORATION AND THE HOLDER, A COPY OF WHICH IS ON FILE AT THE CORPORATIONS PRINCIPAL OFFICE. BY ACCEPTING SUCH SHARES OR A CERTIFICATE THEREFOR, THE HOLDER AGREES TO BE BOUND BY THE TERMS OF SUCH SUBSCRIPTION AGREEMENT."

PROPOSED:

(b) After such time as the Board of Directors take the action described in paragraph 5, each certificate representing the shares shall bear a legend in substantially the following form:

"THE TRANSFER, PLEDGE OR OTHER DISPOSITION OF SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE TERMS OF A SUBSCRIPTION AGREEMENT BETWEEN THE CORPORATION AND THE HOLDER, A COPY OF WHICH IS ON FILE AT THE CORPORATIONS PRINCIPAL OFFICE. BY ACCEPTING SUCH SHARES OR A CERTIFICATE THEREFOR, THE HOLDER AGREES TO BE BOUND BY THE TERMS OF SUCH SUBSCRIPTION AGREEMENT."

PROPOSED BY: Robert L. Muller, Jr. - President

REASON FOR CHANGE:

The first paragraph of the legend under paragraph 8(b) did not fully reflect the offering shares being freely tradable under SEC or state securities laws.

Said proposed change, having been voted on by the Board of Directors and X receiving / ___ failing to receive a majority vote as prescribed by the aforementioned ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., is hereby ___ refused / X adopted.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 25th day of January, 2002.

Elizabeth Burke

Corporate Secretary

(Seal)

Note: If adopted, this Bylaws change shall also cause the date of adoption of the full Bylaws to change to the above date of the execution of this change.

NOTICE OF PROPOSED BYLAWS CHANGE

IN ACCORDANCE WITH ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., as adopted August 22, 2001, the following proposed Bylaws changed has been submitted to a vote of the Board of Directors:

ARTICLE VIII, Paragraph 4(e)

CURRENT:
Nothing is currently in the Bylaws on this subject.

PROPOSED (add):
(e) in the event that the Board determines a need for a preferred stock offering, such preferred stock offering shall not be offered to any promoter of the Company, as defined in S.E.C. Regulation 230.405, except on the same terms as it is offered to all other existing shareholders or to new shareholders, unless said preferred stock offering was approved by a majority of the issuer's independent Directors or a majority vote of the shareholders of record as of the date of the Board resolution for such offering.

PROPOSED BY: Robert L. Muller, Jr. - President

REASON FOR CHANGE:
In order to bring the Bylaws into compliance with NASAA Statements of Policy for offering.

Said proposed change, having been voted on by the Board of Directors and X receiving / ___ failing to receive a majority vote as prescribed by the aforementioned ARTICLE XI, Paragraph 1 of the current Bylaws of Fenrir Industries, Inc., is hereby ___ refused / X adopted.

IN WITNESS WHEREOF, I have executed my name as Secretary and have affixed the corporate seal of the above-named Corporation this 20th day of January, 2002.

Elizabeth Brooke
Corporate Secretary

(Seal)

Note: If adopted, this Bylaws change shall also cause the date of adoption of the full Bylaws to change to the above date of the execution of this change.

Exhibit 10: Specimen of Security



INCORPORATED UNDER THE LAWS OF THE STATE OF CONNECTICUT

FENRIR INDUSTRIES, INC.

The Corporation is authorized to issue 2,000,000 Common Shares – Par Value $.01 Each

This Certifies that SPECIMEN is the owner of fully paid and non-assessable Shares of the above Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation.

Dated

SECRETARY-TREASURER

PRESIDENT

Specimen of Security
(front)

LEGEND

THE TRANSFER, PLEDGE OR OTHER DISPOSITION OF SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE TERMS OF A SUBSCRIPTION AGREEMENT BETWEEN THE CORPORATION AND THE HOLDER, A COPY OF WHICH IS ON FILE AT THE CORPORATIONS PRINCIPAL OFFICE. BY ACCEPTING SUCH SHARES OR A CERTIFICATE THEREFOR, THE HOLDER AGREES TO BE BOUND BY THE TERMS OF SUCH SUBSCRIPTION AGREEMENT.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

TEN COM — as tenants in common

TEN ENT — as tenants by the entireties

JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — .... Custodian .... (Minor) under Uniform Gifts to Minors Act .... (State)

For value received, the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

....

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE

....

.... *Shares*

represented by the within Certificate, and hereby irrevocably constitutes and appoints ....

.... *Attorney to transfer the said shares on the books of the within-named Corporation with full power of substitution in the premises.*

Dated ....

In presence of ....

....

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement, or any change whatever.

Specimen of Security
(back)

Exhibit 11: Use of Proceeds

AMOUNT OF PROCEEDS (000s)	USE
1-100	Bring A/P Current Inventory (Only those current products w/out product photography) Clerical Staff
101-150	Marketing Plan, Phase Ia (Trade Press Releases) Marketing Plan, Phase Ib (Gatefold Brochure) Inventory (Current products, increased level.) Office Equipment Marketing Plan, Phase Ic (Mailing #1, Initial Media Placements) Expansion, Phase I
151-250	Production Staff Marketing Plan, Phase Id (Mailing #2, Second Round Trade Press Releases) Clerical Staff (increased) Inventory (current products, increased level for sales staff)
250-750	Sales & Marketing Executive Marketing Plan, Phase II (Retain Marketing Firm, Attend Initial Trade Shows, Secondary Print Media Placements, Mailing #3, Third Round Trade Press Releases) Sales & Marketing Staff Marketing Plan, Phase III (Web Update, Tech Articles, Fourth Round Trade Press Releases, Mailing #4) Patents (Level III Soft Armor, iAFIS) New Product Development (Level III Soft Armor Production Planning, iAFIS coding) Inventory (current products only, increased level in expectations of sales) Long Term Debt Pay-Off Expansion, Phase II (relocation 1)
750-1,250	Training Executive Training Service Development Planning Marketing Plan, Phase IV (PR Firm, Attend All Trade shows, All Print Media Placements, Continuous Mailings, Video Catalog, Continued Trade Press Releases) Inventory (Current products, increased level for T&E program) Expansion, Phase III
1,250-3,000	Continued New Product Development (iAFIS, Level III Soft Armor Qualifications) Marketing Plan, Phase V (Electronic Media, On-going All Press Releases, Individual Product Videos, Event Sponsorships) Inventory (current products, increased level in anticipation of distributor requirements) Initial Outside Distributorships
3,001-4,000	Services Development (Training) International Patents Continued Outside Distributorships Continued Marketing Plan Inventory (new products) Expansion, Phase IV (separate location) In-House Manufacturing Development
4,001-5,000	In-House Manufacturing Continued Outside Distributorships Continued Marketing Plan Inventory (new products) Reserve

Exhibit 12: Product Marketing Literature


developing and providing equipment
for safe and efficient forced entry

Fenrir Industries, Inc. Brochure
(front)

Entry

In-ERT™ Ram



Fenrir's In-ERT rams appear identical to other common rams; yet, with no sand to drain, no concrete to crack and no end caps to lose, the Fenrir In-ERT ram is unique.

The In-ERT ram is available in three sizes/weights (22 lbs., 35 lbs., & 50 lbs.) and are constructed from a single steel slug surrounded by a super-tough nylon. The identical form fit function and performance you've grown used to.

Identical performance, superior quality and durability at a lower price.

In-Forcer Ballistic Ram System™



The Fenrir In-Forcer™ is the master key for every door. The In-Forcer's patented power-head design boosts power up to twelve times that of even the most forceful entry systems available on the market. Even unloaded, the patented, ergonomic design delivers three-to-five times the power of conventional rams.

The In-Forcer powerhead uses an internal .45 Winchester Magnum™ shell that discharges upon contact with the door to boost the door-opening force by over 40,000 pounds. The In-Forcer has eleven optional head configurations to cover all your specific barrier entry needs, including two heads that remove outward opening doors.

Its 30" overall length and compact size makes the In-Forcer ideal for tight hallways. The 45-lb. weight and removable backpack straps provide unique and exceptional mobility.

The In-Forcer provides your team with a safe and effective form of entry that will translate absolute confidence for your entry team. The In-Forcer will increase your element of surprise and leave your "clients" one option: Peaceful Surrender!

Safety

Personal Shields & Ballistic Bunkers



Bunkers and shields offer more protection than body armor due to their greater size. Police and military teams have found them essential for the cover they provide.

Fenrir bunkers or shields are made out of AlliedSignal's™ Spectra™ Performance Fiber, a material that is ten times stronger than steel, yet is amazingly light. Spectra will not degrade with contact to moisture and most chemicals and will provide long use.

The shields range from lightweight with the ability to stop standard pistol rounds, to heavier bunkers built on rolling mechanisms that can stop anything short of high-powered U.S. military rifles with armor-piercing ballistics.

Available in curved or flat profiles with optional viewports and markings to your requirements.

Tactical Team Door Shields™


POLICE

what they see



what you see

We get you in faster, and now we also get you in safer. The Tactical Team Door Shield (TTDS) is a must for any entry team.

Tightly stowed in a 30"x7" camp roll, the 12 lb. TTDS is highly portable and quickly unfurls to 64" in length. Its easy installment is accomplished by adhesive strips that securely attach the TTDS to the desired deployment like a "Post-it Note™ on steroids".

The TTDS was certified by H.P. White Laboratories. The TTDS was placed in an open doorway in order to simulate maximum risk and approved to NIJ 0108.01 Level IIIA requirements. The TTDS withstood all weapons below the grade of high-powered military rifles, and remained attached to the test frame while taking fire and capturing all test rounds.

The safety value of this product for your team is unprecedented, especially to your rammer.

Fenrir Industries Inc.™

See our website for:
New and other products (bags
training tips, news, humor, link

Fenrir Industries, Inc. Brochure
(inside left)

Training

Stressing Lever™ and Wedge™



Why let your rammer have all the fun? Put Fenrir's Stressing Lever and Wedge into play and watch the door open.

Fenrir's basic Stressing Lever weighs only 3.5 lbs. and is employed high on the door by inserting the unit's chisel blade between the door and the door stop. Its unique angle places 1600 lbs. of door-opening force directly on the lock. The Stressing Lever can be supplied with a variety of options.

The Stressing Wedge weighs less than a pound and is employed under the door between the base and the door tread. The Stressing Wedge can place another 1000 to 1500 lbs. of pressure on the lock.

Forced Entry Training Trailer™



Until now, you needed an unlimited budget or your own slum to train forced entry. Now Fenrir offers you a platform on which to practice your entries again and again, without repeatedly destroying costly doors. This door can mimic a range of resistances from easy wood doors to reinforced steel simply by adjusting a pair of set screws.

Our Forced Entry Training Trailer is road-legal, mobile and collapsible and can be towed by any cruiser/vehicle for use or sharing by departments anywhere. Set-up from over-the-road to ready-to-use is under 25 minutes, and break-down time is under 15 minutes. Owning it is the difference between training for forced entry and pretending.

The Trailer's door is fitted with inserts that can be replaced (along with the jam counterparts) to practice shotgun breaching while mimicking wood and steel doors. The door itself can be also replaced for ultimate reality.

The trailer is an invaluable training tool for today's entry teams. It will save your department money and countless officer hours.

The door is also available as a separate item for installation into fixed sites. See our website for more information.

Interbore™ Gun Lock



In America today it is becoming more and more obvious that a safe and secure firearm is a necessity at home and work, and a police officer's gun is no exception.

Interbore gun locks, manufactured by Birotech™ and available only through Fenrir, completely prevent any round from being chambered in front of the firing pin at any time. They provide 100% accidental discharge prevention, yet allow the owner to quickly unlock, chamber and fire the weapon in an urgent manner if needed.



Fenrir stocks the Interbore in sizes to fit any revolver's or semi-automatic's barrel length and caliber. The Interbore can also be custom-made up to rifle sizes for the serious and safety-minded collector. The Interbore can even be like- or master-keyed.

Use Interbore gun locks for safe weapons at home and to prevent misuse at work.

About Fenrir

Fenrir Industries, Inc.
P.O. Box 2027
Stamford, CT 06906-0027

(203) 977-0671 (voice & fax)

sales@fenrir.com
http://www.fenrir.com

Office Hours:
Monday through Friday 8:30 a.m. to 4:30 p.m.

Fenrir Industries takes its name from the wolf in Norse mythology that guarded the gates to the Afterlife. However, unlike Cereberus in Greco-Roman mythology, Fenrir did his job unwillingly, having been chained by the Chief God Odin to Valhala's massive 300-foot-tall, wooden gates 3,000 men could pass through abreast. Eventually, Fenrir broke his chain, killed Odin and let out a howl that brought down Valhala's gates. Thus started Ragnarok, the Norse Judgement day. Fenrir Industries builds products to remove barriers blocking those behind them from their own Judgement Day.

cases, web gear, etc.) options, prices, syndicated columns and much more

www.fenrir.com™

Fenrir Industries, Inc. Brochure
(inside right)



All Fenrir products are warranted for twelve months. Fenrir financing is available for all products.
For specifications, prices and test results please contact Fenrir by telephone or visit our website.

Fenrir Industries, Inc. Brochure
(back)

Description			MSRP - (Domestic 1/1/2001)			
ENTRY PRODUCTS:						
IN-FORCER BALLISTIC RAM SYSTEM, Single Shot			1-25	26-50	50-100	100-250
In-Forcer Ram Unit [1]			$1,195	$1,119	$1,026	$911
Heads:	Blunt	Aluminum	$459	$430	$395	$350
		Steel	$409	$379	$343	$296
		Titanium	$759	$733	$701	$661
		Nylon	$450	$424	$386	$347
	Bullet	Aluminum	$459	$430	$395	$350
		Steel	$409	$379	$343	$296
		Titanium	$759	$733	$701	$661
		Nylon	$450	$424	$386	$347
	Chisel Wedge	Aluminum	$479	$450	$416	$372
		Steel	$429	$399	$364	$318
		Titanium	$779	$753	$722	$681
	Fork	Aluminum	$479	$450	$416	$372
		Steel	$429	$399	$364	$318
		Titanium	$779	$753	$722	$681
	Punch	Aluminum	$479	$450	$416	$372
		Steel	$429	$399	$364	$318
		Titanium	$779	$753	$722	$681
	Square Plate	Aluminum	$479	$450	$416	$372
		Steel	$429	$399	$364	$318
		Titanium	$779	$753	$722	$681
		Nylon	$470	$445	$406	$368
	Witch's Cap	Aluminum	$479	$450	$416	$372
		Steel	$429	$399	$364	$318
		Titanium	$779	$753	$722	$681
		Nylon	$470	$445	$406	$368
	Quarter Turn	Aluminum	$479	$450	$416	$372
		Steel	$429	$399	$364	$318
		Titanium	$779	$753	$722	$681
	Fan Plate	Aluminum	$575	$563	$545	$521
		Steel	$550	$538	$519	$495
		Titanium	$890	$845	$806	$777
		Nylon	$570	$558	$540	$515
	Gaff Hook	Aluminum	$695	$651	$597	$530
		Steel	$545	$511	$468	$415
		Titanium	$1,125	$1,067	$997	$910
	Split Witch's Cap	Aluminum	$775	$726	$665	$591
		Steel	$645	$604	$554	$492
		Titanium	$1,255	$1,189	$1,108	$1,008
Ammunition Reload Kit [2]			$175	$175	CALL	CALL
Spare Hardware Kit			$45	$42	$39	$36
Extra-long Backpack Straps			$25	$24	$21	$19
Maintenance Tool Set			$55	$51	$47	$42
Stainless Steel Backpack Buckles			$35	$33	$30	$26
Alternate Grip Colors [3]			$30	$29	CALL	CALL
Alternate Strap Colors [4]			$30	$29	CALL	CALL
Alternate Finishes [5]			$75	$71	CALL	CALL

IN-FORCER BALLISTIC RAM SYSTEM, Semi-Automatic			1-25	26-50	50-100	100-250
In-Forcer SA Unit [1]			$1,895	$1,800	$1,681	$1,640
Heads:	Blunt	Aluminum	$600	$573	$547	$520
		Steel	$575	$548	$521	$494
		Titanium	$750	$713	$650	$619
		Nylon	$595	$582	$542	$515
	Bullet	Aluminum	$600	$573	$547	$520
		Steel	$575	$548	$521	$494
		Titanium	$750	$713	$650	$619
		Nylon	$595	$582	$542	$515
	Chisel Wedge	Aluminum	$625	$612	$592	$566
		Steel	$600	$587	$567	$540
		Titanium	$940	$892	$851	$821
	Fork	Aluminum	$625	$612	$592	$566
		Steel	$600	$587	$567	$540
		Titanium	$940	$892	$851	$821
	Punch	Aluminum	$630	$617	$597	$571
		Steel	$605	$592	$572	$545
		Titanium	$945	$897	$856	$826
	Square Plate	Aluminum	$600	$573	$547	$520
		Steel	$575	$548	$521	$494
		Titanium	$750	$713	$650	$619
		Nylon	$595	$582	$542	$515

Description			MSRP - (Domestic 1/1/2001)			
	Witch's Cap	Aluminum	$630	$617	$597	$571
		Steel	$605	$592	$572	$545
		Titanium	$945	$897	$856	$826
		Nylon	$625	$612	$592	$566
	Quarter Turn	Aluminum	$640	$610	$575	$529
		Steel	$590	$559	$523	$476
		Titanium	$940	$913	$881	$839
	Fan Plate	Aluminum	$700	$687	$668	$643
		Steel	$675	$662	$643	$617
		Titanium	$1,015	$968	$927	$898
		Nylon	$695	$682	$669	$638
	Gaff Hook	Aluminum	$550	$502	$468	$447
		Steel	$540	$526	$505	$485
		Titanium	$1,125	$1,096	$1,067	$1,038
	Split Witch's Cap	Aluminum	$825	$772	$708	$629
		Steel	$695	$650	$597	$530
		Titanium	$1,305	$1,236	$1,152	$1,049
Ammunition Reload Kit [2]			$175	$175	CALL	CALL
Spare Hardware Kit			$45	$42	$39	$36
Extra-long Backpack Straps			$25	$24	$21	$19
Maintenance Tool Set			$55	$51	$47	$42
Stainless Steel Backpack Buckles			$35	$33	$30	$26
Alternate Grip Colors [3]			$30	$29	CALL	CALL
Alternate Strap Colors [4]			$30	$29	CALL	CALL
Alternate Finishes [5]			$75	$71	CALL	CALL
IN-FORCER BALLISTIC RAM SYSTEM, Semi-Automatic v2.0			**1-25**	**26-50**	**50-100**	**100-250**
In-Forcer SAII Unit [1]			$1,945	$1,821	$1,670	$1,483
Heads:	Blunt	Aluminum	$650	$608	$559	$496
		Steel	$625	$578	$524	$453
		Titanium	$800	$772	$739	$697
		Nylon	$645	$608	$553	$498
	Bullet	Aluminum	$650	$608	$559	$496
		Steel	$625	$578	$524	$453
		Titanium	$800	$772	$739	$697
		Nylon	$645	$608	$553	$498
	Chisel Wedge	Aluminum	$675	$634	$586	$524
		Steel	$650	$605	$551	$482
		Titanium	$990	$956	$917	$866
	Fork	Aluminum	$675	$634	$586	$524
		Steel	$650	$605	$551	$482
		Titanium	$990	$956	$917	$866
	Punch	Aluminum	$680	$639	$590	$527
		Steel	$655	$609	$555	$486
		Titanium	$995	$961	$922	$870
	Square Plate	Aluminum	$650	$611	$564	$504
		Steel	$625	$581	$530	$464
		Titanium	$800	$773	$741	$700
		Nylon	$645	$610	$558	$506
	Witch's Cap	Aluminum	$680	$639	$590	$527
		Steel	$655	$609	$555	$486
		Titanium	$995	$961	$922	$870
		Nylon	$675	$639	$584	$529
	Quarter Turn	Aluminum	$690	$648	$599	$535
		Steel	$640	$595	$543	$475
		Titanium	$990	$956	$917	$866
	Fan Plate	Aluminum	$750	$734	$711	$679
		Steel	$725	$709	$685	$653
		Titanium	$1,065	$1,011	$964	$930
		Nylon	$745	$729	$705	$674
	Gaff Hook	Aluminum	$600	$562	$515	$458
		Steel	$590	$553	$506	$449
		Titanium	$1,175	$1,114	$1,041	$950
	Split Witch's Cap	Aluminum	$875	$819	$751	$668
		Steel	$745	$697	$640	$569
		Titanium	$1,355	$1,283	$1,197	$1,089
Ammunition Reload Kit [2]			$250	$250	CALL	CALL
Spare Hardware Kit			$45	$42	$39	$36
Extra-long Backpack Straps			$25	$24	$21	$19
Maintenance Tool Set			$55	$51	$47	$42
Stainless Steel Backpack Buckles			$35	$33	$30	$26
Alternate Grip Colors [3]			$30	$29	CALL	CALL
Alternate Strap Colors [4]			$30	$29	CALL	CALL
Alternate Finishes [5]			$100	$94	CALL	CALL

Description			MSRP - (Domestic 1/1/2001)			
IN-FORCER BALLISTIC RAM SYSTEM, Lite Version			1-25	26-50	50-100	100-250
In-Forcer Lite Unit [6]			$750	$735	$715	$695
Heads:	Blunt	Aluminum	$150	$141	$135	$126
		Steel	$145	$129	$113	$97
		Titanium	$210	$191	$181	$172
		Nylon	$155	$141	$127	$113
	Bullet	Aluminum	$150	$141	$135	$126
		Steel	$145	$129	$113	$97
		Titanium	$210	$191	$181	$172
		Nylon	$155	$141	$127	$113
	Chisel Wedge	Aluminum	$155	$149	$141	$132
		Steel	$150	$135	$120	$111
		Titanium	$215	$196	$187	$178
	Fork	Aluminum	$155	$149	$141	$132
		Steel	$150	$135	$120	$111
		Titanium	$215	$196	$187	$178
	Punch	Aluminum	$160	$152	$147	$139
		Steel	$155	$141	$127	$118
		Titanium	$220	$211	$202	$193
	Square Plate	Aluminum	$155	$149	$141	$132
		Steel	$150	$135	$120	$111
		Titanium	$215	$196	$187	$178
		Nylon	$160	$147	$133	$120
	Witch's Cap	Aluminum	$160	$152	$147	$139
		Steel	$155	$141	$127	$118
		Titanium	$220	$211	$202	$193
		Nylon	$165	$152	$140	$127
	Quarter Turn	Aluminum	$479	$450	$416	$372
		Steel	$429	$399	$364	$318
		Titanium	$779	$753	$722	$681
	Fan Plate	Aluminum	$215	$196	$187	$178
		Steel	$205	$195	$185	$176
		Titanium	$300	$285	$270	$255
		Nylon	$220	$211	$202	$193
	Gaff Hook	Aluminum	$250	$242	$233	$225
		Steel	$245	$237	$228	$220
		Titanium	$300	$285	$270	$255
	Split Witch's Cap	Aluminum	$350	$343	$336	$329
		Steel	$345	$338	$331	$324
		Titanium	$475	$443	$431	$424
	Power Head [7]		$800	$785	$764	$735
Alternate Weights:	35 Pound		$85	$78	$73	$68
	45 Pound		$95	$89	$84	$80
	60 Pound		$110	$105	$101	$95
	80 Pound		$130	$125	$122	$115
Ammunition Reload Kit [2]			$175	$175	CALL	CALL
Spare Hardware Kit			$45	$42	$39	$36
Extra-long Backpack Straps			$25	$24	$21	$19
Maintenance Tool Set			$55	$51	$47	$42
Stainless Steel Backpack Buckles			$35	$33	$30	$26
Alternate Grip Colors [3]			$30	$29	CALL	CALL
Alternate Strap Colors [4]			$30	$29	CALL	CALL
Alternate Finishes [5]			$100	$94	CALL	CALL
MILITARY FORCED CHARGE ENTRY SYSTEM (MIL-FORCER)			1-25	26-50	50-100	100-250
Mil-Forcer Unit			$2,700	$2,650	$2,600	$2,500
Heads:	Type I		$750	$745	$740	$735
	Type II		$600	$590	$580	$570
	Type III		$750	$745	$735	$725
	Type IV		$1,000	$975	$950	$925
Head Bandolier			$379	$360	$345	$300
IN-ERT RAM			1-10	11-20	21-50	51-
	In-ERT Pony (21")	Blunt Head (22 lbs.)	$225	$208	$191	$169
		Bullet Head (21 lbs.)	$235	$218	$201	$179
		Point Head (20 lbs.)	$240	$223	$207	$184
		Square Plate Head (23 lbs.)	$250	$233	$217	$194
	In-ERT 1-man (31")	Blunt Head (35 lbs.)	$315	$299	$282	$266
		Bullet Head (34 lbs.)	$325	$309	$293	$276
		Point Head (33 lbs.)	$335	$319	$303	$286
		Square Plate Head (36 lbs.)	$350	$334	$318	$302
	In-ERT 2-man (41")	Blunt Head (50 lbs.)	$390	$374	$358	$341
		Bullet Head (49 lbs.)	$400	$384	$368	$351
		Point Head (48 lbs.)	$410	$394	$378	$361
		Square Plate Head (51 lbs.)	$430	$414	$398	$382

Description			MSRP - (Domestic 1/1/2001)			
Options:		Blunt Attachment	$90	$85	$80	$75
		Bullet Attachment	$90	$85	$80	$75
		Point Attachment	$95	$90	$85	$80
		Pry Bar Attachment	$115	$110	$105	$100
		Square Plate Attachment	$100	$95	$90	$85
		Alternate Weights	$100	$50	$25	n/c
		Alternate Grip Colors	$30	$15	n/c	n/c
		Alternate Rope Handles	$95	$73	$58	n/c
		Alternate Colors	$50	$31	$13	n/c
SIMPLE TOOLS			**1-10**	**11-20**	**21-50**	**51-**
Stressing Lever			$89	$79	$64	$48
Options:	Axe, Hook End		$30	$24	$18	$12
	Adz, Hook End		$30	$24	$18	$12
	Pick, Hook End		$30	$24	$18	$12
	Sledge, Hook End		$30	$24	$18	$12
	Axe, Handle End		$25	$23	$19	$15
	Adz, Handle End		$25	$23	$19	$15
	Pick, Handle End		$25	$23	$19	$15
	Sledge, Handle End		$25	$23	$19	$15
	Stirrup Handle, Handle End		$25	$23	$19	$15
	Alternate Grip Colors [3]		$20	$16	$10	n/c
	Alternate Strap Colors [4]		$30	$27	$23	$18
	Alternate Finishes [5]		$20	$16	$10	n/c
Blocking Wedge			$45	$39	$34	$28
Haligan Tool			$145	$140	$137	$133
Super Pry Bar			$165	$155	$125	$99
Duck-Breaker			$65	$58	$51	$43
Dual Tool Pry			$105	$90	$75	$60
Window Rake			$195	$190	$185	$185
Entry Sledges			$45	$39	$36	$34
HYDRAULICS & PNEUMATICS			**1-10**	**11-20**	**21-30**	**31-**
Jamb Spreader			$685	$670	$660	$649
Door Jack			$1,600	$1,467	$1,400	$1,333
SAFETY PRODUCTS:			**1-10**	**11-20**	**21-30**	**31-**
Tactical Team Door Shield (TTDS) [5], [6], [7], [8], [9]			$950	$899	$832	$781
Options:	Custom ID panels (per lot)		$35	n/c	n/c	n/c
	Alternate carrier colors [13]		$95	$76	$48	n/c
	Custom Sizes		CALL	CALL	CALL	CALL
	Additional Adhesive Strips [14]		$99.95	$97	$95	$92
	Powered Attachment Unit		$350	$343	$336	$315
	Self Standing Frame		$195	$163	$130	$117
Soft Shield [5], [7], [0]	16x30		$650	CALL	CALL	CALL
	16x32		$693	CALL	CALL	CALL
	20x30 [15]		$813	CALL	CALL	CALL
	20x34		$921	CALL	CALL	CALL
	20x36		$975	CALL	CALL	CALL
	24x36		$1,171	CALL	CALL	CALL
	24x48		$1,560	CALL	CALL	CALL
	26x48		$1,691	CALL	CALL	CALL
	31x48		$2,016	CALL	CALL	CALL
Options:	Wheeled Stand		$195	$182	$169	$156
	Curved Profile		$45	CALL	CALL	CALL
	Viewport		$75	CALL	CALL	CALL
	Lights		$65	CALL	CALL	CALL
	Taser Strips		$100	CALL	CALL	CALL
	Custom ID panels (per lot)		$35	n/c	n/c	n/c
	Alternate carrier colors [13]		$75	$60	$38	n/c
	Custom Sizes		CALL	CALL	CALL	CALL
Hard Armor Shields	Level IV	16x24	$693	CALL	CALL	CALL
		24x48	$2,080	CALL	CALL	CALL
	Level III	16x30	$650	CALL	CALL	CALL
		16x32	$693	CALL	CALL	CALL
		20x30	$813	CALL	CALL	CALL
		20x34	$921	CALL	CALL	CALL
		20x36	$975	CALL	CALL	CALL
		24x36	$1,171	CALL	CALL	CALL
		24x48	$1,560	CALL	CALL	CALL
		26x48	$1,691	CALL	CALL	CALL
		31x48	$2,016	CALL	CALL	CALL

Description			MSRP - (Domestic 1/1/2001)			
	Level IIIA	16x30	$542	CALL	CALL	CALL
		16x32	$578	CALL	CALL	CALL
		20x30	$677	CALL	CALL	CALL
		20x34	$768	CALL	CALL	CALL
		20x36	$813	CALL	CALL	CALL
		24x36	$975	CALL	CALL	CALL
		24x48	$1,300	CALL	CALL	CALL
		26x48	$1,409	CALL	CALL	CALL
		31x48	$1,680	CALL	CALL	CALL
	Level II	16x30	$434	CALL	CALL	CALL
		16x32	$462	CALL	CALL	CALL
		20x30	$542	CALL	CALL	CALL
		20x34	$614	CALL	CALL	CALL
		20x36	$650	CALL	CALL	CALL
		24x36	$780	CALL	CALL	CALL
		24x48	$1,041	CALL	CALL	CALL
		26x48	$1,127	CALL	CALL	CALL
		31x48	$1,344	CALL	CALL	CALL
	Level I (Riot)	16x30	$216	CALL	CALL	CALL
		16x32	$231	CALL	CALL	CALL
		20x30	$271	CALL	CALL	CALL
		20x34	$307	CALL	CALL	CALL
		20x36	$326	CALL	CALL	CALL
		24x36	$391	CALL	CALL	CALL
		24x48	$520	CALL	CALL	CALL
		26x48	$564	CALL	CALL	CALL
		31x48	$672	CALL	CALL	CALL
Options:	Wheeled Stand		$195	$182	$169	$156
	Curved Profile		$99	CALL	CALL	CALL
	Viewport		$75	CALL	CALL	CALL
	Lights		$65	CALL	CALL	CALL
	Taser Strips		$100	CALL	CALL	CALL
	Custom ID panels		$35	n/c	n/c	n/c
Level III Soft Armor			$250	CALL	CALL	CALL
Interbore Gun Locks			$17.99	$15.90	$14.10	CALL
FireSack Sling			$150	$143	$135	$128
Rebreather			$650	$636	$621	$607
Phalanx			$1,999	CALL	CALL	CALL
Laser Security			$250	CALL	CALL	CALL
Highway Screen			$950	$900	CALL	CALL
Portable Safety Door			$800	CALL	CALL	CALL
TRAINING PRODUCTS:			**1-9**	**10-25**	**26-50**	**50 over**
Practice Door			$4,500	$4,230	$3,870	$3,598
Options:	Wood Door Inserts		$20	$16	$13	CALL
	Wood Jamb Inserts		$20	$16	$13	CALL
	Steel Door Inserts		$25	$22	$20	$18
	Steel Jamb Inserts		$30	$26	$24	$22
Practice Trailer (small)			$15,500	$12,500	CALL	CALL
Options:	Extra Walls		$1,200	$1,100	$1,000	$950
	Armor		$5,000	CALL	CALL	CALL
Practice Trailer (large)			$550,000	CALL	CALL	CALL
Test Gauge			$1,400	$1,200	CALL	CALL
Target			$825	$715	CALL	CALL
In-Place Shoot Houses			CALL	CALL	CALL	CALL
OTHER MISCELLANEOUS PRODUCTS:			**1-25**	**26-50**	**50-100**	**100-250**
Ammunition Bandoliers			$30	$26	$24	$22
Head Bandoliers			$65	$60	$55	$50
Slings			$35	$31	$28	$25
Other Web Gear			$50	$43	$40	$36
Hard Sided Cases [16]	Large		$350	$325	$300	CALL
	Small		$125	$118	$112	CALL
	Other		$250	$240	$230	CALL
Carrying Bags [17]	TTDS		$78	$65	$55	CALL
	Rams		$78	$65	$55	CALL
	Soft Shields		$65	$55	$50	CALL
	Hard Shields		$95	$90	$85	CALL
	Miscellaneous		$40	$35	$32	CALL
Entry Kit Backpack			$125	$118	$112	CALL
Armored Backpack			$495	$465	$426	CALL

	Description	MSRP - (Domestic 1/1/2001)			
Evaporative Garments:	T-Shirts	$40	$35	$30	CALL
	Dress Shirts	$65	$60	$55	CALL
	Dress Shorts	$55	$50	$45	CALL
	Dress Pants	$75	$70	$65	CALL
Audio Miranda		$35	$30	$25	CALL
Chest Mounted Video		$100	$95	$92	CALL
iAFIS	Software	$2,700	$2,200	$2,000	CALL
	Hardware	$5,000	$4,500	$4,000	CALL
Fingerprint Pad		$40	$35	$30	$25
SERVICES:					
Customized Designs		$1,000	CALL	CALL	CALL
Logistic Support		$1,000	CALL	CALL	CALL
Tactical Training	Individual	$600	CALL	CALL	CALL
	Group	$4,500	CALL	CALL	CALL
iAFIS	Subscriptions	$500	CALL	CALL	CALL
	Searches	$500	$400	CALL	CALL
	Database Set-ups	$5,000	$4,000	CALL	CALL
On-Line Market Data		$5,000	$4,000	CALL	CALL

PRICES DO NOT INCLUDE SHIPPING & HANDLING.

ALL PRICES SUBJECT TO CHANGE UNTIL TIME OF CONTRACT.

OTHER NOTES:

[1] Bullet Head, Black, 50 rounds, Black Handles, backpack straps

[2] 75 Rounds, New or Refurbished Barrel/Muffler, Hoppes, Allen wrench, GoJo, Prepaid Return Mailer. Price includes a $50.00 core return charge per kit, credited to customer's account upon return of used barrel/muffler for refurbishment.

[3] Available Colors: Black, Blue, Royal Blue, Navy Blue, Brown, Dark Brown, Burgundy, Charcoal Grey, Smoke Grey, Green, Emerald Green, Kelly Green, Forest Green, Olive Drab Green, Gold, Natural, Orange, Safety Orange, Plum, Plum, Purple, Red, Silver, Tan, Teal, White, Yellow or Custom

[4] Available Colors: Beige, Black, Royal Blue, Brown, Burgundy, Emerald Green, Olive Drab Green, Camouflage, Gold, Orange, Purple, Red, White, Yellow

[5] Available in most any color or pattern desired.

[6] Bullet Head, Black, Black Handles, Backpack Straps

[7] 50 rounds

[8] NIJ Standard 0108.01 Level III-A protection

[9] 11.5 pounds - 30" x 64" (no protection in top 4")

[10] White lettering on Black 1050d Ballistic Nylon

[11] 32 adhesive strips included standard. (2 per application)

[12] Stock ID panels available: AGENT, -blank-, EMS, FIRE, POLICE, SHERIFF

[13] Available in 1000d Cordura Nylon only: Beige, Black, Dark Brown, Forest Green, Gold, Kelly Green, Navy, Olive Drab, Orange, Purple, Red, Royal Blue, Silk, Smoke, Tan, Teal, White, Wine

[14] 50 pack (25 applications)

[15] 7-9 pounds - ref

[16] Available Colors: Black, Blue, Green, Olive Drab, Red, Safety Orange, White, Yellow

[17] Available Colors: Black, British Khaki, Brown, Burgundy, Camouflage, Charcoal, Dark Forest Green, Dark Navy, Emerald, Hunter, Kelly Green, Natural, Navy, Olive Drab, Patriot Blue, Plum, Purple, Red, Royal, Safety Orange, Silver, Sun Yellow, Taupe, Teal, White

End

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on January 25, 2002.

FENRIR INDUSTRIES, INC.
(Issuer)

(Seal)

By: ______________________

Robert L. Muller, Jr., President
(Signature and Title)

This offering statement has been signed on the page following by the following persons in the capacities and on the dates indicated.

Officers:

Robert L. Muller, Jr., President & CEO	1 / 25 / 2002 (date)
Elizabeth B. Muller, Vice President, Administration	1 / 25 / 02 (date)

Directors:

Robert L. Muller, Jr., Director, (acting Chairman)	1 / 25 / 2002 (date)
Clifford P. Williams, Director	01 / 25 / 02 (date)
James E. Kunz, Director	1 / 25 / 02 (date)
The ~~Right Rev.~~ Michael A. Mann, Director	1 / 25 / 02 (date)
Maj. General Andrew L. Watson, Director	1 / 25 / 02 (date)

Fenrir Industries, Inc.

January 25, 2002

Mr. John Reynolds
Assistant Director
Office of Small Business
The United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Fenrir Industries, Inc. Offering Statement on Form 1-A, Amendment 2, File No. 24-4360

Dear Mr. Reynolds:

Please find enclosed Fenrir Industries, Inc.'s amended filing under Regulation "A" modified to reflect the comments returned from the Commission on October 15, 2001, as well as certain other state comments received to date.

A detailed listing of changes made in response to the comments is attached to this letter. Please note that Fenrir has requested Confidential Treatment to our responses to comments number 32 and 33 from the Commission. Those responses have been separately filed per the CTR directions.

Please note that this filing contains internally prepared financial statements for the fiscal year ending December 31, 2001 as well as the review reports prepared by the independent CPA as previously submitted. Fenrir expects one further amendment to be filed which will replace Part F/S with a single review report encompassing the years 1999, 2000, and 2001 combined which is in work.

The enclosed signature page, executed by myself as Fenrir's President and signed by the Officers and a simple majority of the Board of Directors signifies the Company's approval of the complete filing inclusive of this and all changes to date.

Also as requested, ten copies including three red-lined versions, six clean copy versions and one signed original have been sent via Federal Express to the Commission's Filing Desk for inclusion into the filing. Please also note that the pagination (and resultant Tables of Contents, indices, etc) between the red-lined versions and clean copies can not be made identical by nature due to the variety of textual changes.

I trust this meets the Commission's request. If not, or there is anything else, please let me know immediately and directly at the number below. Thank you for your efforts in this matter.

Sincerely,

Robert L. Muller, Jr.,
President

Encl.
RLM:ekb

Post Office Box 2027 Stamford, Connecticut 06906 (203) 977-0671

SEC COMMENTS AND ATTENDANT STATE COMMENTS

SEC-1 Please revise Item 1(g) to specifically list the affiliates that you refer to in the offering circular.

We have complied with this request. Affiliates listed are Officers, Directors and 10% shareholders.

SEC-2 We are confused by your Information & Announcements web page located on www.fenrir.com that seeks accredited investors to invest in your company. Currently, you have filed a Regulation A filing that prohibits the sales of securities before the qualification of the Form 1-A Offering Statement. Also, all offers to sell Fenrir's securities must conform with Rule 251(d)(1)(ii) for offers made during the waiting period and Rule 251(d)(iii) for offers made during the post qualification period. Accordingly this web page seeking accredited investors may be considered integrated with your Regulation A offering and may be inconsistent with Regulation A and Section 5 of the Securities Act of 1933 as it goes beyond the permissible tombstone announcement. Also, the information on your web site, including your projections, may be viewed as promotional to "arouse or stimulate" investor interest about your offering. Revise your web site to remove all information that may be inconsistent with Section 5 of the Securities Act of 1933 and Regulation A, or supplementally explain the basis for this information. If you propose to use this page or any as sales materials in the offering, please file by exhibits to your offering statement.

As Fenrir is not undertaking any"testing the waters" efforts, the existing web page was meant to continue seeking accredited investors while this filing was under review. Pursuant to this comment, the specific web page (http://www.fenrir.com/co_info/investor/) in question has been removed and replaced with a simple "Web Page Under Construction" notice.

SEC-3 We note that you are conducting a redemption offering in conjunction with the primary offering under Regulation A. The redemption offering, would appear to be an issuer tender offer and must comply with section 14(e) and Regulation 14E under the Securities Exchange Act of 1934, including compliance with the required time period of each tender offer. Your offering circular should comply with the requirements of the rules under Regulation 14E, Including clear disclose of the withdrawal rights of the security holders, any plans or proposals for future tender offers and Fenrir's obligation to make prompt payment. Further, please revise your offering circular to take a position with respect to the offer as required by Rule 14e-2 of Regulation 14E. Supplementally, with a view to disclosure in your offering circular, please describe the procedures you will follow in your issuer tender offer.

(Also: IL-19 Risk Factor 10, discusses the possible sale of shares back to the company. Please advise why the company would offer to buy back shares if it is having a public offering to raise funds for the company.

& IL-24 Item 3(k) discusses approval by the Board of Directors of a "buy-back" provision, however it does not state what price is being paid for the shares. Please advise what the price is and the rationale for the buy back provision. It would appear that the company does not have funds for this purpose, please clarify.)

The redemption offering has been withdrawn and all references to it removed from the document. It will no longer be offered.

SEC-4 The issuer tender offer In effect provides for the resale of affiliates securities. In this regard, we note that Rule 251(b) permits resales by affiliates only where the issuer has had net income from operations in at least one of the last two fiscal years. Since Fenrir does not satisfy this requirement, it appears that affiliates should be excluded from the issuer tender offer. Please revise or explain supplementally.

(Also: IL-19 Risk Factor 10, discusses the possible sale of shares back to the company. Please advise why the company would offer to buy back shares if it is having a public offering to raise funds for the company.

& IL-24 Item 3(k) discusses approval by the Board of Directors of a "buy-back" provision, however it does not state what price is being paid for the shares. Please advise what the price is and the rationale for the buy back provision. It would appear that the company does not have funds for this purpose, please clarify.)

The redemption offering has been withdrawn and all references to it removed from the document. It will no longer be offered.

SEC-5 Please revise the offering circular to explain the reasons for the issuer tender offer.

(Also: IL-19 Risk Factor 10, discusses the possible sale of shares back to the company. Please advise why the company would offer to buy back shares if it is having a public offering to raise funds for the company.

& IL-24 Item 3(k) discusses approval by the Board of Directors of a "buy-back" provision, however it does not state what price is being paid for the shares. Please advise what the price is and the rationale for the buy back provision. It would appear that the company does not have funds for this purpose, please clarify.)

The redemption offering has been withdrawn and all references to it removed from the document. It will no longer be offered.

SEC-6 Please remove legends unless they are required by state or federal securities law. Also, please relocate the forward looking statements disclosure later in the filing, after the risk factors section.

(Also: IL-6 The Illinois Legend pursuant to Section 130.576 of the Rules and Regulations under the Act should be set forth on the cover page of the Offering Circular. The legend is set forth as follows:
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

& IL-7 These pages contain a total of 16 legends, some of which appear to be repetitive and/or unnecessary. Please advise.

& IL-8 The first legend on page iii appears to be the same legend appearing on the cover page of the Offering Circular as the second legend, if so, please clarify why it appears again on page iii.

& IL-9 Please explain the relevance of the fifth legend on page iii in light of the legend appearing on page v.

& IL-10 The seventh legend on page iii discusses the return of the Offering Circular if the person elects not to subscribe. Please explain why this provision is included in the Offering Circular. What steps will the company take to insure that each Offering Circular is returned, and will the company pay the postage for returned Offering Circulars.

& IL-11 The ninth legend on page iii discusses the high degree of risk involved in the offering. Please advise why this legend is included when there already is a similar legend appearing on the cover page.

& IL-12 The fifth legend on page iv discusses the filing of an application to register securities in the states listed on the cover page and states "...to date, the company has not been informed of any approval or disapproval or the status of those filings." Please advise if the company is distributing copies of the preliminary offering circular, and if so, have any copies been delivered to residents of Illinois. In addition, after the offering has been cleared or qualified with the SEC and registered in the states listed on the cover page, will the legend be revised or deleted, please advise.)

We have complied with this request. All such legends have been removed and the forward looking statements disclosure has been moved to the Risk Factors section.

SEC-7 We note that some your risk factors contain a great deal of detail. Please revise your risk factors to include only the risk, the consequences of the risk to shareholders and the necessary background to explain the risk. Additional details should be relocated later in the offering circular. See risk factors 18, 23 and 24.

We have complied with this request.

SEC-8 We reissue comment number 10 of our comment letter of April 16, 2001. Each risk factor should only contain one risk. For example, the risk factors entitled "Minimal offering amount and escrow; Irrevocability of subscriptions" and Illiquidity; Lack of public market; Non-Registration in Certain Jurisdictions" contain multiple risks. Accordingly, it would be more helpful to the reader if each risk factor discussed only one material risk.

(Also: IL-14 Risk Factor 3, "Minimum Offering Amount and Escrow; Irrevocability of Subscriptions" appears to contain more than one risk factor and appears that each should be spelled out separately. Please advise.)

We have complied with this request.

SEC-9 Your response to item 4(a) indicates that $3.2 million is expected to be required before profitability. Please expand the relevant risk factors to disclose the risk if your offering fails to raise that amount.

The minimum amount of proceeds necessary for each milestone listed does not reflect the amount for that milestone and is not cumulative with previous milestones. The amount listed is the level of proceeds necessary before the milestone can be completed. e.g., $75,000 of proceeds need be raised before milestone #1 can be accomplished, $150,000 needs to be raised to accomplish milestones 1 and 2. All eight milestones listed can be accomplished once $1,000,000 is raised.

The response has been modified to clarify this nuance.

SEC-10 We note that you disclose that "inadequate financing as a result of revenues or response to the current placement could have an adverse affect on the company." In the risk factor "Inadequate Financing." Please revise to explain the possible adverse affect on the company if there is inadequate financing.

(Also: IL-13 Risk Factors 1 and 2 appear to be generalized statements and not specific to the company. Form 1-A states that generalized statements should be avoided and include only those factors unique to the company.)

We have complied with this request.

SEC-11 Please revise your risk factor "Dilution" to also disclose dilution if only a nominal amount of securities are sold.

We have complied with this request.

SEC-12 We note that you disclose that Fenrir plans to facilitate the trading of its common stock through some type of "World Wide Web-based trading mechanism" in the risk factor "Illiquidity; Lack of public market; Non-Registered in Certain jurisdictions." Please supplementally explain your plans and have your plans meet federal securities law requirements.

(Also: IL-18 Risk Factor 9, second paragraph discusses the company's plan to establish an Internet based trading mechanism. Please advise what the SEC's current position is for this type of trading mechanism.)

The concept of developing some manner of a "World Wide Web based trading mechanism" in the future has been withdrawn and all references to it removed from the document.

SEC-13 Please revise the risk factor "Control by existing shareholders" to disclose beneficial ownership if only a nominal amount of the securities are sold in this offering.

We have complied with this request.

SEC-14 Please revise the risk factor "Conflicts of interest" to state a risk to investors.

We have complied with this request.

SEC-15 We note that you disclose that Fenrir carries liability insurance for two of its products in the risk factor "Litigation; Product liability." We also note that you also disclose In the same risk factor that Fenrir has "product liability insurance on several of its products." Please revise to reconcile or supplementally advise.

We have complied with this request. Fenrir has confirmed it's coverage under its present policy and has clarified the risk factor accordingly.

SEC-16 Please consider adding a risk factor to address the risk resulting from your dependance on AlliedSignal and Teledyne AllVac.

(Also: CT-1 Disclose that the company is dependent on two suppliers by the names of Allied Signal and Teledyne Allvac, and that if the company were to lose these suppliers, there would be no guarantee that replacements would be found or at what cost.)

We have complied with these requests and added Risk Factor 31, "Dependence on Certain Suppliers."

SEC-17 We note that Fenrir has not been assigned the patents and patent applications held by a shareholder of the company. Please consider adding a risk factor addressing the risk that results from the fact that Fenrir may not be assigned the patents and patent applications. Please revise or explain supplementally.

We have complied with this request and modified Risk Factor (25) "Patents and Intellectual Property Rights" and added Risk Factor (26) "Licensing."

SEC-18 Please consider adding a risk factor to address the risk associated with the substantial doubt about its ability to continue as a going concern.

(Also: ME-2 Limited Operating History; Losses Please include in this Risk Factor or as a separate Risk Factor Note 8 in the Financial Statements the question raised by the accountants to the ability of the company to continue as a going concern.)

We have complied with this request and added Risk Factor (3) "Qualified Report of Independent Accountants."

SEC-19 Please revise Item 3(a) of Model A, Form 1-A to more clearly explain and describe each product and service in everyday language. Specifically disclose how the In-ERT Entry Ram is different from the industry standard commercial battering ram.

We have complied with this request. The description of all products presently available for sale was distilled from Exhibit 7e from Amendment 1 and clarified the difference mentioned in the description for the In-ERT ram.

SEC-20 Please. Relocate the discussion of Fenrir's future products to Item 3(b) of Model A, Form 1-A. Also, for each product and service, include the plans to offer the product or service and disclose the present stage of development, including whether there are working prototypes in existence.

We have complied with this request. The description of products under development was distilled from Exhibit 7e of Amendment 1.

SEC-21 We are confused by your disclosure that only 7% of your offering is budgeted for development. According to your prior disclosure, development costs are estimated at $2.2 million that is significantly more than 7% of your offering. Please revise or advise.

(Also: IL-20 Item 3(b) discloses "Only 7% of this placement is budgeted for development." Since the minimum offering is only one unit for $1,000.00, only $70.00 would be allocated for development. Please advise what the company could develop for $70.00. It would appear that the company should give serious consideration to increasing the minimum offering to a more realistic amount as to what the company really needs.)

We have complied with this request and expanded the response to question 3(b).

SEC-22 Please provide the basis for all statistics, beliefs and projections cited in Item 3(c) of Modal A, Form 1-A or remove them. For example, please address the statements made in paragraphs 4 through 9 on page 9 of your offering circular.

We have complied with this request.

SEC-23 We are confused by your disclosure and comparison of companies that do not participate in the same industry as Fenrir. For example, you include a discussion of companies that provide vehicles and weapons to law enforcement organizations. Please revise your disclosure to include companies that compete with Fenrir for the types of products and services it provides.

(Also: ME-3 Competition Please be more specific as to who the competition is and how it could adversely affect Fenrir Industries, Inc.)

We have complied with this request. Competition in police products is on several levels, including a competition for limited budgets. In this regard, battering rams do compete with vehicles, weapons, radios, etc. Moreover, since Fenrir plans to expand its business by becoming a distributor of these products, it will, in effect, be competing with the manufacturer of the products it distributes, which include vehicles, weapons, radios, etc.

SEC-24 We note that you disclose that "the largest player in the market is the homemade solution." Please revise your disclosure to explain and elaborate on this statement. Also, please explain your statement that "the market is so niche oriented and specialized that law enforcement in general, and the industry specifically, have never taken the time to seek one another out in order to provide a wide range of widely acceptable and useful product lines."

(Also: ME-7 Please define what a homemade solution is.)

We have complied with this request.

SEC-25 Please elaborate on your disclosure regarding Fenrir's marketing venues. For example, explain how Fenrir will utilize each marketing medium disclosed.

We have complied with this request and expanded the response to clarify.

SEC-26 Please consider removing the list of trade magazines and trade shows that are within Fenrir's market. Alternatively, identify the types of trade magazines and trade shows that Fenrir plans to participate in and describe how Fenrir will use the shows and magazines to markets its products and services.

(Also: IL-23 Please advise the relevance of listing the "trade magazines" and "trade shows" in the offering circular; and please advise what is meant by the term "within Fenrir's market", does this mean the company advertises in all the trade magazines listed and participates in all the trade shows listed.)

We have complied with this request and removed the lists.

SEC-27 Please remove the disclosure anticipating several pending orders for your products, ranging from $84 to $750,000 as this disclosure is speculative.

(Also: CT-3 Under item 3(e) disclose if there are any written and/or oral agreements and whether the loss of these customers could have a material adverse effect on the company's business, financial condition and results of operation. Also, disclose whether the company will encounter any delays in filling its orders and if, because of these delays, the company could lose customers and income. If there is a high risk of this occurring, then disclose this fact under the Risk Factors section.)

We have complied with these requests.

SEC-28 Please revise to disclose how your future intentions and plans regarding staffing and properties depend on the amount of proceeds your receive in this offering. For example, disclose your plans or intentions if only a nominal amount of proceeds are sold.

We have complied with this request in the responses to questions 4, 9, 29 through 32, and 40.

SEC-29 Please disclose why no licenses agreements have been entered with your shareholders and explain how the terms of those arrangements will be set and when.

We have complied with this request in question 3(h).

SEC-30 We note that you disclose that Fenrir expects to have "normal dependence" on trade secrets. Please explain.

We have complied with this request and clarified the response.

SEC-31 Please revise to clearly disclose at the beginning of this subsection that the patents and patent applications discussed in this subsection have not been assigned to Fenrir and disclose the status of acquiring the patents and patent applications.

We have complied with this request.

SEC-32 Please disclose each patented product of Fenrir, including the shareholder who possesses the patent.

CONFIDENTIAL TREATMENT REQUESTED BY FENRIR INDUSTIES, INC.
FILE # 24-4360 Pursuant to 17 C.F.R. Sections 200.80(b) (4), 200.83 and 230.406

SEC-33 For each patent application pending, disclose the shareholder that flied for the patent, its status in the patent application process and the date it was originally filed. If known, please disclose the time frame for approval.

CONFIDENTIAL TREATMENT REQUESTED BY FENRIR INDUSTIES, INC.
FILE # 24-4360 Pursuant to 17 C.F.R. Sections 200.80(b) (4), 200.83 and 230.406

SEC-34 Please revise to more fully describe each event or milestone.

We have complied with this request.

SEC-35 Please reconsider your disclosure of Item 4(b) of Model A, Form 1-A to disclose the consequences to Fenrir in achieving each event or milestone if it receives minimal funding, maximum funding and amounts in between. This disclosure should include a discussion of whether the development, production and marketing of each product may be effected by any delays upon the company's liquidity.

We believe we have complied with this request in both the response to Comments 9 and 34 above, as well as the responses to Questions 4(b) and 9.

SEC-36 We are confused by the fact that your use of proceeds tables do not disclose Fenrir's offering expenses. Your initial filing disclosed that you will not incur offering expenses at the minimum of $1,000, but your offering expenses will total $125,500 at the maximum. Plus, revise your table to disclose all offering expenses. Also, explain any significant differences between the amount of your offering expenses if the minimum is raised and the amount of your offering expenses if the maximum is raised.

(Also: CT-2 Disclose what the company intends to do with the proceeds pending their usage.

& OH- 3 Fees: The use of proceeds section allocates $150,00.00 to $950,000.00 of the offering proceeds to legal, accounting and consulting fees. The Division requests additional detail on this allocation, including a list of potential consultants. Indicate if any officers or directors of the Company are to receive consulting fees in addition to the listed salaries.

& OH-4 Offering Expenses: The Division requests a detailed list of the Company's offering expenses. Total offering expenses may not exceed 20% of the offering proceeds. (See CCH NASAA Reports at ¶3671.)

& VT-12 On the Form 1-A, under the Use of Proceeds section, 9(a), please identify these past expenses. In your response please provide all pertinent details including the amounts, to whom they are owed, and services or materials rendered

& VT-16 On the Form 1-A, under the Use of Proceeds section, 10(b), please explain the services provided by ParadigmTSA Inc and any relationship that may exist between Fenrir and ParadigmTSA.

& WI-2 Use of Proceeds - Please provide additional information of the allocation for legal, accounting and consulting fees. Also, please disclose if any officers or directors of the Company are to receive consulting fees in addition to the listed salaries.)

We have complied with this request and have now included offering expenses that have now been projected based on changes that have evolved in the offering.

Whereas originally expected to take a small effort to update/complete a U-7 document originally prepared at the Company's inception but never filed, the effort has taken substantially more time and effort and the Company has estimated a fee of $125,000 for the 2 years efforts to date with its lawyer.

Furthermore, as part of its waiver of the State's requirement for the filing to have audited financials, the Company has agreed with the Banking Department of the State of Connecticut and the Wyoming Securities Division, to provide audited financials prior to raising more than $1,000,000 in this offering. The estimated costs to perform this audit have been included. Lastly, certain minor costs, such as phone, stock certificate printing and mailing, and photocopying have been estimated and included.

Non-offering legal expenses estimated include efforts involved in potential corporate structures to minimized liability or other exposures, developing and negotiating benefit plans, employment contracts, patent assignment agreements, and distributorship and independent sales representative agreements.

Non-offering accounting expenses include tax issues, account structuring, and general accounting system efforts.

Non-offering consulting expenses are non-allocated but may included design assistance on products under development or financial/investment advice for long term cash usage.

SEC-37 We note that you disclose that "even a moderate response to this placement will satisfy the coming year's cash flow requirements" in item 11 of Model A, Form 1-A. Please disclose the amount considered to be "moderate" and explain how the amount received in this offering will affect cash flow and liquidity.

We have complied with this request.

SEC-38 The uses of offering proceeds appears to be out of alignment with the dollar amounts in the table. Please revise.

We have complied with this request.

SEC-39 Please quantify the amount of offering proceeds payable to principal shareholders and management, including Ms. Muller.

We have complied with this request.

SEC-40 Please disclose whether officers, directors or current shareholders will purchase securities in this offering, and if so, whether they will purchase the units under the same terms as the public.

We have complied with this request.

SEC-41 We reissue comment number 30 of our comment letter of April 16, 2001. Revise the response to question 27 to disclose the principal terms of the right of first refusal.

(Also: ME-18 Please remove this entire section and amend the prospectus in any location where it speaks to Transfer Restrictions, Right of First Refusal and Legend. This section appears to be relevant to a Private Placement Offering where the investors typically are more sophisticated.)

We have complied with the SEC request. As for the Maine comment, and to further explain the matter, the Company realizes this is a term that is outside the normal for freely tradable stock, but the Company strongly feels it is in the investors' best interests. Law enforcement agency will not conduct business with persons of an questionable character such as known felons or entities they possess. In offering shares in the Company, it has reserved the right to perform background checks on potential investors. The right of first refusal preserves this protection in secondary transactions.

The Company's right of first refusal does not prevent the shareholder from selling his shares at any time and under terms he desires. The right only says that the Company, or its assignee, may step into those terms and become the purchaser.

SEC-42 Please expand to describe the circumstances under which you may waive the minimum purchase requirement, as indicated on your cover page.

(Also: IL-3 It discloses that the minimum purchase is one unit, "unless waived as provided herein". However a review of the Offering Circular did not provide any additional information regarding the waiver provisions, please clarify.)

We have complied with this request by changing the investment as indicated on the cover page from individual units of 200 shares each, minimum one unit, to individual shares and a minimum 200 share purchase. The Company sees no reason to waive such a small minimum and has removed the statement.

SEC-43 For each officer, director or employee whose time commitment is dependent on the percentage of the placement completed, please disclose the amount of time each person will devote to Fenrir before the completion of the specified percentage of this placement and the amount of time the person will spend on company business if target percentage of this placement is not sold.

We have complied with this request.

SEC-44 The biographies and job descriptions, in many respects, appear promotional, rather than factual. Please revise to remove all promotional statements.

We have complied with this request to the best of our abilities and limited solely to the elements of the positions that indicate responsibilities and other accomplishments qualifying the person for the position.

SEC-45 The biographies of your directors, in many respects, appear promotional, rather than factual, and should be revised to remove all promotional statements.

We have complied with this request to the best of our abilities and limited solely to the elements of the positions that indicate responsibilities and other accomplishments qualifying the person for the position.

SEC-46 Please briefly discuss the loans from principal shareholders and management.

We have complied with this request.

SEC-47 Please revise or remove the last sentence of the disclosure to Item 45 as it is appears promotional rather than factual.

(Also: ME-8 This answer contains puffery language. Please revise the answer so that it specifically addresses other material factors.)

We have complied with this request.

SEC-48 Please explain the reasons for the decline in revenues from 1999 to 2000.

We have complied with this request.

SEC-49 The staff objects to subscribers representations that may imply to the subscriber that he or she is waiving his or her rights under the federal securities laws, unless those representations are required by state blue sky law. Other provisions do not appear relevant to a Regulation A offering. In this regard, please remove the instruction that the investor must read and fully understand the entire agreement and its requirements and the representations in section 1(a), except for the offering circular receipt part, and (b).

(Also: ME-11 As a general premise we object to an issuer in a public offering requiring investors to make conclusory or subjective representations. We object to representations that might cause investors to believe that they have surrendered rights to which they are entitled under federal or state law or that might have the effect of shifting the duties regarding suitability, imposed by law on persons selling the investment, to investors. We also object to requiring the investor to make representations about things over which the issuer has control, including the terms of an investment, what opportunities the investor had to access information other than the offering document in deciding to invest, and the manner in which the issuer made the offering.

& ME-13 We generally object to representations like the following: that the investor understands a document or something about the investment; that the investor has read a document; that the investor has determined that the investment is suitable for him or her; that the investor has relied only on the information in the offering document in deciding to invest.

& ME-14 Please omit the words "carefully read". Please omit or place elsewhere as a Notice "the undersigned does not rely upon the verbal representation made by any officer, employee or agent of the Company.

& ME-15 Please omit this entire section or place elsewhere as a Notice.

& ME-16 Please omit the last sentence. This sentence may be place in the Notice Section however please remove the word understands and replace with acknowledges.

& ME-17 Please remove the word understands and replace with acknowledges.

& ME-19 Please remove this entire section.

& ME-20 Please remove the word understands and replace with acknowledges.

& ME-21 You may rewrite the representations that we have requested you to make as notices to investors. You must place these notices in a different place in the subscription agreement and you must clearly label them as notices to the investor. It must be clear that they are not representations made by the investor.)

We have complied with this request.

SEC-50 We reissue comment 42 of our comment letter of April 16,2001. Your subscription documents refer to restrictions on transfer due to the exempt nature of the offering. As noted above, Regulation A securities are freely tradable unless owned by an affiliate. Please remove these provisions or explain supplementally.

We have complied with this request.

SEC-51 Please supplementally advise how and where your brochure will be located on your site. Specifically disclose whether the brochure will be will be accessible before viewing the offering circular. See comment 29 in our last letter. After qualification, sales material other than the tombstone announcement may be viewable only along with the offering circular.

The Company's brochure itself will not be on the Company's web site, however much of its wording will be duplicated across various pages that refer to the appropriate product. In the previous filing, there existed some confusion between "sales materials" as covered under 230.256 relating to the sales of the offering versus product marketing literature used to sell products in the everyday course of the Company's business.

To clarify that and further the distinction, only the Tombstone advertisement, press release, and web pages proposed to be used in selling the offering have been included in Exhibit 7, "Sales Materials," while the Company Product Brochure and Price List was relocated to Exhibit 12, "Product Marketing Literature."

SEC-52 Sales materials generally should be balanced and consistent with the disclosure in the offering circular. Statements concerning projections and forecasts of future operations or operating results should not be included in sales materials only. Those statements should be included in the offering circular along with the reasonable basis for those statements.

We believe the tombstone and press release reflect a balance, neutral tone, as do the offering-relevant web pages included in Exhibit 7.

SEC-53 Purchasers in a Regulation A offering need not be accredited or sophisticated Investors. We not understand inquiry when applying for an offering circular online. Please remove or supplementally explain.

We have complied with this request and remove the references. The offering will be open to all interested investors who are residents in the states where the offering has been declared effective, as discussed in the response to question 25 of the offering circular.

SEC-54 We note that you propose to rely upon state accredited investor exemptions. We understand that the general solicitation permissible under the model accredited investor exemption is more limited than the general solicitation allowed under Regulation A. For this reason, we understand that the model exemption generally is not available in a Regulation A offering. Please revise, or explain supplementally.

The Company does not intend to rely upon such state exemptions and has removed references to accredited investor representations.

SEC-55 If you are limiting your offering to those persons listed on in section 8 of your subscription agreement, please add disclosure to your offering circular on this matter.

The Company believes most every potential investor falls into at least one category listed in section 8, if at least the "Other ____" category. The intent of this section is to properly record the stockholding and not to limit eligibility in anyway.

SEC-56 Based on our inquiry to the New Jersey State Board of Accountancy (973-504-6380), Gnade & Associates, is not licensed to practice in that state. As a result, the review reports and consents are invalid and should be removed. Refer to the guidance in Rule 2-01(a) of Regulation S-K. Note also that compilation reports are not permitted In SEC filings since they provide no basis for reliance.

Gnade & Associates has complied with this request.

SEC-57 The reclassification of shareholder loans to repayment of advances (Note 3) does not appear to represent a cash transaction and should be deleted from this statement. See paragraph 32 of SFAS 95.

We have complied with this request.

SEC-58 Provide EPS data pursuant to SFAS 128. Such data should be retroactively restated to reflect the forward stock split pursuant to SAB Topic 4:C.

We have complied with this request.

SEC-59 $60,000 should be reclassified from common stock to a liability since redemption is outside of the Registrant's control (p. 19). See also the disclosures required by paragraph 8 of SFAS 129.

The redemption offering has been withdrawn and all references to it removed from the document. It will no longer be offered.